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Index to Financial Statements

As filed with the Securities and Exchange Commission on June 3, 2015.

Registration No. 333-204127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NIVALIS THERAPEUTICS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	20-8969493 (I.R.S. Employer Identification Number)

3122 Sterling Circle
Suite 200
Boulder, CO 80301
(720) 945-7700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Jon Congleton
President and Chief Executive Officer
Nivalis Therapeutics, Inc.
3122 Sterling Circle
Suite 200
Boulder, CO 80301
(720) 945-7700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Laura I. Bushnell, Esq. Keith M. Townsend, Esq. Markus K. Bauman, Esq. King & Spalding LLP 601 S. California Avenue, Suite 100 Palo Alto, CA 94304 (650) 422-6700	Michael D. Maline, Esq. Robert E. Puopolo, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Smaller Reporting Company ☐

(Do not check if a smaller reporting company)

The Registrant is an "emerging growth company" as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, par value $0.001 per share	$73,928,565	$8,591

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)
Includes the offering price of shares that the underwriters have an option to purchase.
(3)
Of this amount, $6,972 has been paid in connection with a prior filing of this Registration Statement on May 13, 2015.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated June 3, 2015

4,285,714 Shares

Common Stock

This is the initial public offering of shares of our common stock. We are offering 4,285,714 shares of our common stock. Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on The Nasdaq Global Market under the symbol "NVLS." We expect that the initial public offering price of our common stock will be between $13.00 and $15.00 per share.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

Our business and an investment in our common stock involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We refer you to "Underwriting" beginning on page 166 of this prospectus for additional information regarding total underwriting compensation.

The underwriters may also purchase up to an additional 642,857 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Entities affiliated with certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $25.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares sold to such potential investors.

The underwriters expect to deliver the shares against payment in New York, New York on                           , 2015.

Cowen and Company	Stifel
Baird	H.C. Wainwright & Co.

                      , 2015

        You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

        Our estimates are derived from industry and general publications, studies and surveys conducted by third parties, as well as data from our own internal research. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of their information. While we believe that the data contained in each of these publications, studies and surveys are reliable, we have not independently verified industry data from third party sources.

 PROSPECTUS SUMMARY

        This summary provides an overview of selected information contained elsewhere in this prospectus, but it is not complete and does not contain all of the information you should consider before investing in our common stock. You should read carefully this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under "Risk Factors" beginning on page 10, "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 67 and the information presented in the historical financial data and related notes appearing elsewhere in this prospectus. As used in this prospectus, unless indicated otherwise or the context otherwise requires, "we," "us," "our" or "the Company" refer to Nivalis Therapeutics, Inc.

Our Company

        We are a clinical stage pharmaceutical company committed to the discovery, development and commercialization of product candidates for patients with cystic fibrosis, or CF. CF is a life-shortening genetic disease with no known cure that affects an estimated 70,000 people worldwide. CF is caused by mutations in the gene that encodes the cystic fibrosis transmembrane conductance regulator, or CFTR, a chloride channel that regulates the movement of salt and water into and out of cells. Defective CFTR results in decreased chloride secretion leading to the buildup of thick mucus in the lungs and other vital organs.

Our Lead Product Candidate

        Our lead product candidate, N91115, is a small molecule that addresses a defect in CFTR, resulting from mutations in the CFTR gene, the underlying cause of CF. We believe N91115 is a first-in-class CFTR stabilizer that modulates CFTR activity through a novel mechanism of action that we expect to be complementary to existing and future CFTR modulators. N91115 is the only clinical stage product candidate we know of designed to stabilize CFTR inside the cell and at the cell surface. We have shown in preclinical studies that the stabilizing effect of N91115 significantly increases and prolongs CFTR activity when added to other CFTR modulators. Currently, we are completing a Phase 1b clinical trial for N91115 when used as a single CFTR modulator in CF patients. Following this, we intend to initiate a Phase 2 clinical trial that will assess the safety and efficacy of N91115 in a triple therapy with two other CFTR modulators, Vertex's lumacaftor together with ivacaftor, or lumacaftor/ivacaftor, which are combined together in one pill, or co-formulated. On November 5, 2014, Vertex announced that it filed its NDA for approval of lumacaftor/ivacaftor in the United States and Europe. On January 11, 2015, Vertex announced that the U.S. Food and Drug Administration, or FDA, had granted it priority review for its application in certain CF patients, with a target review deadline for the FDA's approval decision, or PDUFA date, of July 5, 2015, by which date the FDA may determine whether or not to approve lumacaftor/ivacaftor. On May 12, 2015, the FDA Pulmonary-Allergy Drugs Advisory Committee, or PADAC, met to discuss Vertex's NDA and voted 12-1 in favor of recommending that the FDA approve lumacaftor/ivacaftor. We plan to begin a Phase 2 clinical trial as soon as feasible after the commercial launch of lumacaftor/ivacaftor. We believe this triple therapy has the potential to improve patient outcomes and, ultimately, become a new standard of care in CF.

        The focus of CF therapy has shifted from palliative care to the advancement of disease modifying CFTR modulators that target CFTR mutations. The most prevalent CFTR mutation is F508del, found in approximately 86% of CF patients in the United States and Europe. F508del patients suffer from a severely defective CFTR protein, which is misfolded, unstable and subject to increased degradation. In the United States, approximately 47% of CF patients are homozygous and have two copies of this mutation, and approximately 39% are heterozygous and have one copy. Due to the complexity of defects associated with the F508del mutation, we believe that effective treatment strategies in patients with this mutation will require multiple therapies with distinct mechanisms of action.

        In patients with CF, decreased CFTR activity is due, in part, to reduced levels of S-nitrosoglutathione, or GSNO. GSNO is the human body's most abundant low molecular weight S-nitrosothiol, or SNO. Concentrations of SNOs in the human airway have been shown to be reduced in CF patients. Increased GSNO levels improve the stability of F508del CFTR by modifying the function of certain CFTR chaperone proteins, which are believed to play essential roles in CFTR activity. GSNO is regulated by GSNO reductase, or GSNOR. GSNOR inhibition modifies CFTR chaperone proteins, resulting in CFTR stabilization inside the cell and at the cell surface. Our preclinical studies have shown that N91115 is a selective and reversible inhibitor of GSNOR, and that GSNOR inhibition increases GSNO levels. The ultimate goal of our CFTR stabilizing therapy is to increase and prolong CFTR activity through GSNOR inhibition when N91115 is administered along with other CFTR modulators, thereby increasing chloride transport.

        Our N91115 development program is currently focused on demonstrating the clinical benefit of a triple CFTR modulator therapy for CF patients homozygous for F508del. This triple therapy includes N91115, a CFTR stabilizer, administered along with Vertex's CFTR modulators, lumacaftor and ivacaftor. We are initially pursuing this triple therapy approach as we believe that lumacaftor/ivacaftor will be the first approved therapy to address patients homozygous for the F508del mutation. Our ongoing Phase 1b clinical trial will assess the safety, tolerability and optimal dose for N91115 when used as a single CFTR modulator in CF patients homozygous for F508del. To date, we have completed a dose escalation trial in healthy subjects and a pharmacokinetic trial in CF patients. The goal of our Phase 2 clinical trial will be to demonstrate the safety and efficacy of the triple therapy of N91115 along with lumacaftor/ivacaftor in CF patients homozygous for F508del. We plan to initiate the Phase 2 clinical trial as soon as feasible after the commercial launch of lumacaftor/ivacaftor, which has a PDUFA date of July 5, 2015. For this clinical trial, we plan to enroll patients who are already being treated with commercially available lumacaftor/ivacaftor, and we expect to report top line results six to nine months after initiation.

        We own exclusive rights to N91115 in the United States and all other major markets, including U.S. composition of matter patent protection until at least 2031.

Our Strategy

        Our primary strategy is to establish N91115 as an essential component of the standard of care in CF. Key elements of our overall strategy include:

  ▪
  rapidly advancing N91115 through clinical development to regulatory approval;

  ▪
  developing N91115 as an essential component of a new standard of care in CF, agnostic to other CFTR modulators, effective across multiple mutations and in all age groups;

  ▪
  independently commercializing N91115 given the well-characterized and clearly identified patient populations with CF; and

  ▪
  utilizing our proprietary GSNOR inhibitor portfolio and know-how to develop additional product candidates addressing diseases other than CF.

Advantages of N91115

        We believe N91115 has the following advantages that support rapid and successful development:

  ▪
  N91115 is a first-in-class CFTR stabilizer that significantly increases and prolongs CFTR activity via a novel mechanism of action, GSNOR inhibition;

  ▪
  N91115 is well positioned for continued clinical development based on existing data;

  ▪
  N91115 is optimized to be administered along with other CFTR modulators and can be dosed orally; and

  ▪
  N91115 is protected by a strong intellectual property portfolio.

Market Overview

        There is no known cure for CF, and the predicted median age of survival in the United States is approximately 41 years. Historically, palliative therapies were the only treatment options to manage the symptoms of CF, but these do not address the underlying cause of the disease. Palliative treatment options primarily include inhaled therapies to manage respiratory complications and to suppress infections, and oral therapies to improve nutrient absorption. The focus of CF therapy has shifted from palliative care to the advancement of disease modifying CFTR modulators to address the underlying cause of CF. Unlike palliative therapies, CFTR modulators are designed to address abnormalities, such as trafficking and gating defects, caused by specific mutations in the CFTR gene.

        To date, disease modifying therapies in CF primarily include two types of CFTR modulators, correctors and potentiators, or a combination of both. Correctors address F508del trafficking mutations in which the abnormal CFTR protein does not fold correctly and is therefore unstable. The misfolded CFTR protein degrades inside the cell and does not reach, or "traffic" to, the cell surface. Correctors are designed to improve F508del CFTR folding and trafficking, thereby resulting in increased levels of protein at the cell surface. Potentiators are designed to keep the chloride channel open in CFTR gating mutations which have normal amounts of CFTR at the cell surface, but the chloride channels fail to open, or "gate," properly.

        Only one CFTR modulator, ivacaftor, a potentiator, is currently marketed for certain CF gating mutations, such as the G551D that occurs in approximately 4% of all CF patients. The combination of ivacaftor with the CFTR corrector, lumacaftor, is currently undergoing regulatory review for approval in CF patients homozygous for F508del. In addition, a number of companies are identifying and developing other CFTR modulators for the treatment of CF. There are also product candidates in development that seek to address the underlying cause of CF by employing a different approach from CFTR modulation. Due to the recognized instability of mutated CFTR, we believe that N91115 will be complementary to many of these CFTR modulators and other disease modifying approaches.

Our Novel Approach

        Our development program is initially focused on a triple therapy of N91115 along with lumacaftor/ivacaftor in CF patients homozygous for F508del. We believe that N91115 is a first-in-class CFTR stabilizer, a new type of CFTR modulator that, in preclinical studies, increased and prolonged CFTR activity when added to non-formulated lumacaftor and ivacaftor, or lumacaftor and ivacaftor each administered separately.

        In patients with CF, decreased CFTR activity is due in part to reduced levels of GSNO, which is regulated by GSNOR. Our preclinical studies have shown that N91115 is a selective and reversible inhibitor of GSNOR, and that GSNOR inhibition increases GSNO levels. GSNO modifies the function of a CFTR chaperone protein through a process known as nitrosation. Chaperone proteins contribute to the folding, trafficking and residence time of CFTR at the cell surface. For example, studies have shown that GSNO nitrosates and thus modifies the function of a key chaperone, the Hsp70/Hsp90 organizing protein, or HOP. This modification of HOP reduces the degradation of CFTR, leading to increased stability inside the cell and at the cell surface, which results in increased and prolonged CFTR activity.

Our Risks

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the "Risk Factors" section of the prospectus immediately following this prospectus summary. Those risks include but are not limited to the following:

  ▪
  we depend almost entirely on the success of our lead product candidate, N91115, which is currently in Phase 1 clinical testing. Failure to obtain regulatory approval for, or successfully commercialize, N91115, or significant delays relating to these milestones, could have a material adverse effect on our business and potentially cause us to cease operations;

  ▪
  N91115 is in early stage clinical testing, and existing preclinical and clinical results may not be predictive of future preclinical and clinical results;

  ▪
  we will require substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations;

  ▪
  our lead product candidate, N91115, is initially being developed for a triple therapy of N91115 along with lumacaftor/ivacaftor, and we therefore currently depend on the regulatory approval, commercial launch and continued commercial viability of lumacaftor/ivacaftor as a leading therapy in CF;

  ▪
  we may be unsuccessful in obtaining regulatory approval for, or commercially launching, N91115 if Vertex is unable to, or decides not to, obtain approval or proceed with its commercial launch of lumacaftor/ivacaftor;

  ▪
  our plans to develop N91115 have not been established in conjunction with Vertex, and we have no agreements in place with Vertex, including any agreements to incentivize Vertex to obtain approval or proceed with its commercial launch of lumacaftor/ivacaftor;

  ▪
  even if Vertex obtains regulatory approval, and completes the commercial launch of lumacaftor/ivacaftor, it has no obligation to continue producing, commercializing or making lumacaftor/ivacaftor available to patients, or to continue producing lumacaftor/ivacaftor in any particular quantity, which could prevent our ability to obtain lumacaftor/ivacaftor for use in our planned clinical trials or impact the number of patients taking lumacaftor/ivacaftor who are available to enroll in our clinical trials;

  ▪
  the long term market opportunity for N91115 will depend, in part, on whether it may be combined with other future commercially successful therapies that could influence the standard of care in CF, and the age groups and geographic regions in which these other therapies are available;

  ▪
  competitive products for the treatment of CF may reduce or eliminate the commercial opportunity for N91115;

  ▪
  we rely on relationships with third party contract manufacturers, which limits our ability to control the availability of, and manufacturing costs for, our product candidates; and

  ▪
  other factors identified elsewhere in this prospectus, including those set forth under "Risk Factors."

Company and Other Information

        We were originally formed as a Delaware limited liability company in March 2007 in connection with a reverse merger with a predecessor entity that was formed in 2003. In August 2012, we converted into a Delaware corporation and, in February 2015, we changed our name from N30 Pharmaceuticals, Inc. to Nivalis Therapeutics, Inc. Our principal executive offices are located at 3122 Sterling Circle, Suite 200, Boulder, CO 80301, and our telephone number at that address is (720) 945-7700. Our website address is www.nivalis.com. Our website, and the information contained on, or that can be accessed through, our website address will not be deemed to be incorporated by reference in, and are not considered part of this prospectus nor incorporated by reference herein. The reference to our website is an inactive textual reference only and is not a hyperlink.

        On June 1, 2015, we effected a 1-for-2.889 reverse stock split of our common stock. Unless otherwise expressly indicated herein, all common stock figures contained in this prospectus have been adjusted to reflect the effectiveness of this reverse stock split.

        All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies' trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we are an "emerging growth company," we will, among other things:

  ▪
  not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley;

  ▪
  not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of Securities Exchange Act of 1934, as amended, or the Exchange Act;

  ▪
  not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

  ▪
  be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

  ▪
  be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        We will continue to qualify as an emerging growth company until the earliest of:

  ▪
  the last day of our fiscal year following the fifth anniversary of the date of our initial public offering;

  ▪
  the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;

  ▪
  the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

  ▪
  the date on which we are deemed to be a "large accelerated filer," which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of its most recently completed second fiscal quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

 THE OFFERING

Common stock offered by us	4,285,714 shares
Common stock to be outstanding immediately after this offering	13,412,397 shares (14,055,254 shares if the underwriters exercise their overallotment option)
Overallotment option	642,857 shares
Use of proceeds

We estimate that we will receive net proceeds of approximately $52.3 million from the sale of the shares of common stock offered in this offering, or approximately $60.7 million if the underwriters exercise their overallotment option in full, based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund the continued development of N91115 and for other general corporate purposes. See the section entitled "Use of Proceeds" for a more complete description of the intended use of proceeds from this offering.

Dividend policy

We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business; therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. See the section entitled "Dividend Policy."

Risk factors

You should carefully read and consider the information set forth under the heading "Risk Factors" beginning on page 10 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Proposed Nasdaq Global Market symbol	"NVLS"

        The number of shares of common stock to be outstanding after this offering is based on 2,211,158 shares of our common stock outstanding as of March 31, 2015, and excludes the following:

  ▪
  1,272,598 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2015, at a weighted-average exercise price of $4.50 per share, under the N30 Pharmaceuticals, Inc. 2012 Stock Incentive Plan, or the 2012 Plan;

  ▪
  15,576 shares of our common stock issuable upon the exercise of stock options granted on April 29, 2015, at an exercise price of $4.56 per share, under the 2012 Plan;

  ▪
  18,534 shares of our common stock issuable upon the exercise of warrants to purchase common stock outstanding as of March 31, 2015, at an exercise price of $24.28 per share;

  ▪
  22,291 shares of our common stock issuable upon the exercise of common stock purchase rights outstanding as of March 31, 2015, at a price of $26.28 per share;

  ▪
  938,900 shares of common stock (based on the number of shares to be sold in this offering, as set forth on the cover page of this prospectus) reserved for future issuance under our 2015 Equity Incentive Plan, or the 2015 Plan, which will become effective immediately prior to the consummation of this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2015 Plan; and

  ▪
  201,200 shares of common stock (based on the number of shares to be sold in this offering, as set forth on the cover page of this prospectus) reserved for issuance under our 2015 Employee Stock Purchase Plan, or 2015 Purchase Plan, which will become effective immediately prior to the consummation of this offering.

Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

  ▪
  a 1-for-2.889 reverse stock split, which became effective on June 1, 2015;

  ▪
  the conversion of all outstanding shares of our preferred stock, as of March 31, 2015, into an aggregate of 6,915,525 shares of common stock immediately prior to the closing of this offering;

  ▪
  the filing of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws immediately prior to the closing of this offering;

  ▪
  no exercise of the underwriters' option to purchase additional shares; and

  ▪
  no exercise of the stock options, warrants to purchase shares of common stock or stock purchase rights described above.

Entities affiliated with certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $25.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares sold to such potential investors.

 SUMMARY FINANCIAL DATA

        The following table summarizes certain of our financial data. We derived the following summary of our statements of operations data for the three months ended March 31, 2014 and 2015 and the balance sheet data as of March 31, 2015 from our unaudited financial statements and related notes included elsewhere in this prospectus. We derived the following summary of our statements of operations data for the years ended December 31, 2012, 2013 and 2014 from our audited financial statements and related notes included elsewhere in this prospectus. Our interim unaudited financial data, in management's opinion, have been prepared in accordance with generally accepted accounting principles in the United States on the same basis as the audited financial statements and related notes included elsewhere in this prospectus, and in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, that management considers necessary to state fairly the financial information as of and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year. You should read this information together with the sections entitled "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except share and per share data)	2014	2015	2012	2013	2014
	(unaudited)
Statements of operations data:
Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	3,851	3,016	7,100	13,136	12,200
General and administrative	539	1,299	1,930	2,141	2,287

Loss from operations	(4,390)	(4,315)	(9,030)	(15,277)	(14,487)
Other income (expense):
Other income (expense), net	252	1	151	10	296
Interest expense	(212)	—	(694)	(931)	(845)

Total other expense, net	40	1	(543)	(921)	(549)

Net loss and comprehensive loss	$(4,350)	$(4,314)	$(9,573)	$(16,198)	$(15,036)

Gain on extinguishment of convertible debt as a capital transaction	$—	$—	$—	$—	$378

Net loss attributable to common stockholders	$(4,350)	$(4,314)	$(9,573)	$(16,198)	$(14,658)

Weighted-average common shares outstanding—basic and diluted	160,959	2,208,833	137,352	155,028	723,060

Net loss per share attributable to common stockholders outstanding—basic and diluted	$(27.03)	$(1.95)	$(69.70)	$(104.49)	$(20.27)

Pro forma weighted average common shares outstanding—basic and diluted(1)		9,124,358			7,638,585

Pro forma net loss per share attributable to common stockholders—basic and diluted(1)		$(0.47)			$(1.92)

	As of March 31, 2015
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(unaudited)
Balance sheet data:
Cash and cash equivalents	$22,865	$22,865	$75,907
Working capital(4)	21,828	21,828	74,127
Total assets	26,302	26,302	78,601
Total liabilities	4,337	4,337	4,337
Convertible preferred stock	41,880	—	—
Accumulated deficit	(130,333)	(130,333)	(130,333)
Total stockholders' equity (deficit)	(19,915)	21,965	74,264

(1)
Gives effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 6,915,525 shares of common stock.
(2)
Gives effect to the pro forma adjustments described in footnote 1 above as well as the sale by us of 4,285,714 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)
Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital (deficit), total assets and total stockholders' equity (deficit) on a pro forma as adjusted basis by approximately $4.0 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase (decrease) in the number of shares we are offering would increase (decrease) each of cash and cash equivalents, working capital (deficit), total assets and total stockholders' equity (deficit) on a pro forma as adjusted basis by approximately $13.0 million, assuming that the initial public offering price per share remains at $14.00 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)
We define working capital as current assets less current liabilities.

RISK FACTORS

        An investment in shares of our common stock involves a high degree of risk. We operate in an industry that involves numerous risks and uncertainties. The risks and uncertainties described below may change over time and other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Risks Relating to Our Financial Condition and Need for Additional Capital

We have incurred significant losses since our inception. We anticipate that we will continue to incur significant losses for the foreseeable future.

        We are a clinical stage pharmaceutical company focused primarily on developing our lead product candidate, N91115, for CF. We have incurred significant net losses in each year since our inception, including net losses of $4.4 million and $4.3 million for the three months ended March 31, 2014 and 2015, respectively, and net losses of $9.6 million, $16.2 million and $15.0 million for the fiscal years ended 2012, 2013 and 2014, respectively. As of March 31, 2015, we had an accumulated deficit of $130.3 million.

        To date, we have financed our operations primarily through private placements of equity and convertible debt. We have devoted most of our financial resources to research and development, including our preclinical research and development activities and clinical trials. We have not completed the development of any product candidate. We expect to continue to incur significant and increasing losses and negative cash flows for the foreseeable future. The size of our losses will depend, in part, on the rate of future expenditures and our ability to generate revenue. We expect to incur substantial and increased expenses arising from the clinical development of N91115 or any other potential product candidate, including, in particular, as we:

  ▪
  prepare for and execute on the Phase 2 and Phase 3 clinical programs for N91115;

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  scale up development, including contracted manufacturing processes and quantities to prepare for larger clinical trials and the commercialization of N91115;

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  seek to obtain regulatory approvals for N91115;

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  prepare for the commercialization of N91115, including establishing an infrastructure for the sales, marketing and distribution of N91115 for any indications for which we receive regulatory approval;

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  expand our research and development activities to identify and potentially advance other product candidates;

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  maintain, expand and protect our intellectual property portfolio; and

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  add operational, financial and management information systems and personnel to support our clinical development, commercialization efforts and operations as a public company.

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

        We have had recurring losses from operations and reports on our financial statements by our independent registered public accounting firm have included an explanatory paragraph with respect to our ability to continue as a going concern. We will likely not generate meaningful revenue until and unless N91115 or another potential product candidate is approved by the FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. We believe that the net proceeds from this offering and existing cash and cash equivalents and interest thereon will be sufficient to fund our projected operating requirements to mid-2017. However, if we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation and dissolution could be significantly lower than the values reflected in our financial statements. The perception that we may not be able to continue as a going concern may have an adverse impact on our business due to concerns about our ability to meet our contractual obligations. If we are unable to continue as a going concern, you could lose all or part of your investment in our company.

Our ability to generate future revenue and achieve and maintain profitability is uncertain and depends upon our ability to successfully develop, obtain regulatory approval for and commercialize N91115 or any other potential product candidate.

        Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaborators, to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize, a product candidate. We have never obtained approval for or commercialized a product candidate. Our N91115 development program is currently focused on demonstrating the clinical benefit of a triple therapy for CF patients. This triple therapy includes N91115, a CFTR stabilizer, administered with Vertex's co-formulated CFTR modulators, lumacaftor with ivacaftor, or lumacaftor/ivacaftor. We do not anticipate generating revenue from sales of N91115 or any other potential product candidate for the foreseeable future, if ever. Our ability to generate future revenue depends heavily on:

  ▪
  obtaining regulatory approval in the United States for N91115 in CF and equivalent foreign regulatory approvals;

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  the regulatory approval and commercial launch of lumacaftor/ivacaftor and the timing of such launch;

  ▪
  the continued commercial viability of lumacaftor/ivacaftor as a leading therapy in CF;

  ▪
  whether N91115 may be combined with other future commercially successful therapies, if any, that could influence the standard of care in CF, and the age groups and geographic regions in which these other therapies are available;

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  launching and commercializing N91115, including establishing an infrastructure for the sales, marketing and distribution of N91115;

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  achieving broad market acceptance of N91115 in the medical community and with third party payers;

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  obtaining favorable results for and continuing to develop N91115, including successfully initiating and completing our planned Phase 2 clinical program, as well as future trials thereafter; and

  ▪
  generating a pipeline of product candidates other than N91115.

        Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data required to obtain regulatory approval and generate revenue. Our anticipated development costs would likely increase if we do not obtain favorable clinical results or if development of N91115 or any other potential product candidate is delayed. In particular, if the approval or commercialization of Vertex's lumacaftor/ivacaftor is delayed or abandoned and/or we are required by the U.S. Food and Drug Administration, or FDA, or comparable regulatory authorities in other countries, to perform studies or trials in addition to those that we currently anticipate, we would likely incur higher costs than we currently anticipate. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of any increase in our anticipated development costs.

        In addition, N91115 or any other potential product candidate, if approved, may not achieve commercial success. Our commercial revenue, if any, will be derived from sales of products that we do not expect to be commercially available until at least 2018, if at all. Even if a product candidate is approved for commercial sale, we anticipate incurring significant costs in connection with commercialization. As a result, we cannot assure you that we will be able to generate revenue, or that we will achieve or maintain profitability even if we do generate revenue.

        Even if N91115 or any other potential product candidate receives regulatory approvals or is commercialized, if it later shows unanticipated properties, or if revenue is insufficient, we will not achieve or maintain profitability and our business may fail. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

Even if this offering is successful, we will need to raise additional funding to launch and commercialize N91115 or any other potential product candidate, which may not be available on acceptable terms, if at all. If we fail to obtain additional financing, we could be forced to delay, reduce or eliminate development efforts for N91115 and any other potential product candidate, seek corporate partners or relinquish or license on unfavorable terms our rights to technologies or product candidates.

        Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete. We expect our research and development expenses to substantially increase in connection with our ongoing activities, particularly as we advance our clinical program for N91115.

        Based upon our current operating plan, we expect that the net proceeds of this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements to mid-2017 when we expect to be enrolling patients in our Phase 3 clinical trial for N91115. We will require additional funding prior to the completion of development, approval and commercialization of N91115. However, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expected, or the FDA may require us to perform studies or trials in addition to those that we currently anticipate. We will need to raise additional funds if we choose to initiate clinical trials for a potential product candidate other than N91115 or to administer N91115 with drugs other than lumacaftor/ivacaftor. We will also need to raise additional funds if we need to obtain regulatory approval to expand the label for N91115 in distinct CF populations. In any event, we will require additional capital to obtain regulatory approval for, and the commercialization of, our product candidates.

        Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize N91115 or any other potential product candidate. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

  ▪
  significantly delay, scale back or discontinue the development or commercialization of N91115 or any other potential product candidate;

  ▪
  seek corporate partners at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

  ▪
  relinquish or license on unfavorable terms, our rights to technologies or to N91115 or any other potential product candidate that we otherwise would seek to develop or commercialize ourselves, or sell all of our assets or our entire business.

        If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing development and commercialization efforts, which will have a material adverse effect on our business, operating results and prospects, and may cause us to cease operations.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or to a product candidate.

        Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs primarily through public or private equity or convertible debt offerings, partnerships, grants or other nondilutive sources of financing. We currently do not have any committed external source of funds.

        To the extent that we raise additional capital through the sale of equity or convertible debt, your ownership interest will be diluted. In addition, the terms of any equity or convertible debt we agree to issue may include liquidation or other preferences that adversely affect your rights as a stockholder. Convertible debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, and declaring dividends, and will impose limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

        If we raise additional funds, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our research and development or commercialization efforts, or grant others rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have a limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

        We are a clinical stage pharmaceutical company with a limited operating history. Our operations to date have been primarily limited to organizing and staffing our company, acquiring and developing product and technology rights and conducting research and development activities. We are currently in Phase 1b clinical development for N91115. We have not obtained regulatory approval for N91115 or any other potential product candidate. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history, more experience with clinical development or approved products on the market.

Our inability to utilize our net operating loss carryforwards before they expire may adversely affect our results of operations and financial condition.

        As of December 31, 2014, we had federal and state net operating loss carryforwards of $34.6 million, which may be utilized against future federal and state income taxes. In general, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards, or NOLs, to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders, generally stockholders beneficially owning five percent or more of our common stock, applying certain look-through and aggregation rules, increases by more than 50% over such stockholders' lowest percentage ownership during the testing period, generally three years. Purchases of our common stock in amounts greater than specified levels, which will be beyond our control, could create a limitation on our ability to utilize our NOLs for tax purposes in the future. Limitations imposed on our ability to utilize NOLs could cause us to pay U.S. federal and state income taxes earlier than we would otherwise be required if such limitations were not in effect and could cause such NOLs to expire unused. Furthermore, we may not be able to generate sufficient taxable income to utilize our NOLs before they expire beginning in 2032. In addition, at the state level there may be periods during which the use of NOLs is suspended or otherwise limited, which would accelerate or may permanently increase state taxes owed. If any of these events occur, we may not derive some or all of the expected benefits from our NOLs, and our results of operations and financial condition may be adversely affected as a result. As of December 31, 2014, we have not performed a formal study to determine whether limitations to our NOLs have occurred or whether such limitations could result from this offering. Such limitations could be significant.

Risks Relating to Clinical Development and Regulatory Approval

We depend almost entirely on the success of our lead product candidate, N91115, which is currently in Phase 1b clinical testing, and will need regulatory approval, with which we have no experience, before it can be commercialized. We may not be able to obtain or may be delayed in obtaining regulatory approval for N91115.

        We depend almost entirely on the success of our lead product candidate, N91115, which is currently in Phase 1b clinical testing. Regulatory agencies, including the FDA, ultimately must approve any product candidate before it can be promoted, marketed or commercially distributed. N91115 and any other potential product candidate we develop will be subject to extensive and rigorous review and regulation by governmental authorities. We have never obtained approval for or commercialized a product candidate. The timing of this process can be unpredictable and may include post-marketing studies and surveillance, which would require the expenditure of additional resources beyond the proceeds we raise in this offering. Of the large number of drugs in development for approval in the United States, only a small percentage successfully complete the regulatory approval process and are commercialized. The success of N91115 depends on, among other things:

  ▪
  our ability to complete clinical trials and other product research and development activities;

  ▪
  whether our clinical trials for N91115 demonstrate statistically significant and clinically meaningful efficacy not outweighed by safety issues;

  ▪
  meeting FDA and other regulatory agencies' requirements to obtain approval for a product candidate; and

  ▪
  ensuring that the manufacturing processes and facilities of the third parties with which we contract to manufacture our product candidates are in compliance with all relevant regulatory requirements, including those of the FDA.

        If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays in our ability to obtain regulatory approval of N91115, including, but not limited to, denial of a new drug application, or NDA. We have never applied for, and have never received, regulatory approval for a drug. If we are unable to successfully complete the clinical development of N91115 and meet other related regulatory requirements, we will be unable to obtain approval of an NDA from the FDA. It is possible that, even if we successfully complete the clinical development of N91115, the FDA may refuse to accept our NDA for substantive review or may conclude after review of our data that our application is insufficient. If the FDA does not accept or approve our NDA, it may require that we conduct additional clinical, nonclinical or manufacturing studies or analyses and submit that data to it before it will reconsider our application. Depending on the extent of these or any other FDA requirements, approval of any NDA or application that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDA.

        In addition, the regulatory agencies may not complete their review processes in a timely manner, or additional delays may result if N91115 is brought before an FDA advisory committee, which could recommend restrictions on approval or recommend non-approval of the product candidate. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical studies and the review process. As a result, we cannot predict when, if at all, we will receive regulatory approval of any product candidate.

        Any delay in obtaining, or an inability to obtain, regulatory approvals would prevent us from commercializing N91115, generating revenue and achieving and sustaining profitability. If any of these outcomes occur, we may be forced to abandon our development efforts for N91115, which would have a material adverse effect on our business and could potentially cause us to cease operations. These factors could materially harm our business, and the value of our common stock would likely decline.

Our lead product candidate, N91115, is initially being developed for a triple therapy of N91115 along with Vertex's lumacaftor/ivacaftor, and we may be unsuccessful in obtaining regulatory approval for, or commercially launching, N91115 if Vertex is unable to, or decides not to, obtain approval or proceed with its commercial launch of lumacaftor/ivacaftor.

        Our initial development plans for N91115 focus on a triple therapy of N91115 along with Vertex's lumacaftor/ivacaftor, which has not yet been approved. Consequently, the development of N91115 depends upon the regulatory approval and commercial launch of lumacaftor/ivacaftor. On May 12, 2015, the FDA Pulmonary-Allergy Drugs Advisory Committee, or PADAC, met to discuss Vertex's NDA and voted 12-1 in favor of recommending that the FDA approve lumacaftor/ivacaftor. While the FDA takes PADAC's recommendations into consideration when reviewing NDAs, the FDA is not bound by the PADAC vote or recommendation and may ultimately determine not to approve lumacaftor/ivacaftor notwithstanding PADAC's recommendation. If Vertex is unable to, or decides not to, obtain approval or proceed with its commercial launch of lumacaftor/ivacaftor, this could prevent or significantly delay our ability to advance N91115 through clinical development to commercialization.

        We have no agreements in place with Vertex, including any agreements to incentivize Vertex to obtain approval or proceed with its commercial launch of lumacaftor/ivacaftor, and our plans to develop N91115 have not been established in conjunction with Vertex. Vertex is not obligated in any way to continue with its currently disclosed plans and could stop the approval process and commercial launch of lumacaftor/ivacaftor at any time. We have no control over Vertex's interactions with the FDA or other regulatory authorities and cannot intervene in that process. It is also possible that Vertex may experience a number of unforeseen events during their attempts to gain regulatory approval and commercialize lumacaftor/ivacaftor that prevent it from obtaining such approval or pursuing commercialization. Vertex could decide to de-prioritize commercialization of lumacaftor/ivacaftor in relation to other projects, or deploy insufficient resources to support the approval and commercialization of lumacaftor/ivacaftor. Also, Vertex could merge with a third party that decides to terminate or de-prioritize the approval process and/or commercialization of lumacaftor/ivacaftor. In any of such events, we may be forced to abandon our development efforts of N91115 or reinitiate our efforts to test administration of N91115 with different therapies. Any of these events would have a material adverse effect on our business and could potentially cause us to cease operations.

The timing of the development of N91115 and its commercial launch may be significantly delayed if there are setbacks or delays in the regulatory approval or the commercial launch of lumacaftor/ivacaftor.

        We are dependent on publicly disclosed information with respect to lumacaftor/ivacaftor clinical trials, regulatory approval and Vertex's commercialization timeline, and this may make it more difficult to evaluate our business and prospects at any given point in time, and could also impair our ability to raise capital on our desired timeline. The approval or commercialization of lumacaftor/ivacaftor could take longer than we currently expect, which would significantly delay our plans to develop N91115, including the conduct of clinical trials, ultimate approval and commercial marketing of N91115.

Even if Vertex obtains approval for and commercially launches lumacaftor/ivacaftor on a timely basis, we may be unsuccessful or significantly delayed in the development and commercial launch of N91115 if Vertex fails to comply with ongoing regulatory requirements or does not continue to produce or commercialize lumacaftor/ivacaftor, or we are otherwise unable to obtain lumacaftor/ivacaftor.

        Even if Vertex obtains approval for and commercially launches lumacaftor/ivacaftor, the development of N91115 also depends upon Vertex's continued compliance with regulatory requirements and the continued commercial availability of lumacaftor/ivacaftor for use in our clinical trials and for our commercialization efforts. Vertex's failure to comply with ongoing regulatory requirements could result in a major delay in, or prevent, the development and approval of N91115.

        Even if Vertex obtains regulatory approval, and completes the commercial launch of lumacaftor/ivacaftor, it has no obligation to continue producing, commercializing or making lumacaftor/ivacaftor available to patients, or to continue producing lumacaftor/ivacaftor in any particular quantity, which could prevent our ability to obtain lumacaftor/ivacaftor for use in our planned clinical trials or impact the number of patients taking lumacaftor/ivacaftor who are available to enroll in our clinical trials. For example, Vertex may encounter manufacturing or other production issues and fail to produce enough lumacaftor/ivacaftor for us to successfully complete our studies and clinical trials, and this could cause our N91115 development program or commercialization efforts to fail or be significantly delayed. This could result in insufficient or no revenue and force us to pursue an alternative plan of business or cease operations entirely.

Even if Vertex obtains approval for and commercially launches lumacaftor/ivacaftor on a timely basis, we may be unsuccessful or significantly delayed in the development and commercial launch of N91115 if there are not enough appropriate patients available to conduct our clinical trials.

        Even if Vertex obtains approval for and commercially launches lumacaftor/ivacaftor on a timely basis, if there are not enough available patients treated with lumacaftor/ivacaftor to enroll in our clinical trials, we may be unable to advance N91115 through clinical development or be significantly delayed. For example, if Vertex fails to gain reimbursement for lumacaftor/ivacaftor, there could be insufficient patients treated to conduct our clinical trials or enrollment in our clinical trials could take longer, and we may be forced to pay to obtain the drug for patients enrolling in our clinical trials, which could delay our clinical development, reduce the number of patients enrolling and require us to seek additional sources of funding to complete our development plans.

        In addition, patients and their physicians may conclude lumacaftor/ivacaftor is sufficiently effective on its own, leading to an insufficient number of patients available to enroll in our clinical trials, which would cause our clinical trials to fail or be delayed. Patients and their doctors may decide to wait for longer than we currently anticipate in order to evaluate the effect of lumacaftor/ivacaftor prior to enrolling in our clinical trials, which would significantly delay our N91115 development program. In addition, if physicians or patients do not perceive the benefits of lumacaftor/ivacaftor as clinically meaningful, this may negatively affect uptake and patients may stop taking lumacaftor/ivacaftor. Moreover, if only patients who are unsuccessfully treated on lumacaftor/ivacaftor decide to enroll in our clinical trials for N91115, our clinical trials may not be successful and could fail. Any of these would have a material adverse effect on our business and could potentially cause us to cease operations.

Even if Vertex obtains approval for and commercially launches lumacaftor/ivacaftor on a timely basis, we may be unsuccessful or significantly delayed in the development and commercial launch of N91115 if lumacaftor/ivacaftor has unexpected longer term safety or efficacy issues.

        Our plans for the development of N91115 depend on our expectation that lumacaftor/ivacaftor will be safe and effective, successfully marketed, physicians will prescribe lumacaftor/ivacaftor and patients will continue treatment. However, lumacaftor/ivacaftor could encounter unexpected results in the future and be associated with adverse outcomes during long-term use, forcing Vertex to amend its label or discontinue commercialization. This would have a material adverse effect on our business and could potentially cause us to cease operations.

If we pursue regulatory approval of N91115 for a triple therapy only along with lumacaftor/ivacaftor, and lumacaftor/ivacaftor subsequently becomes obsolete as a standard of care or its use is discontinued, we may be unsuccessful or significantly delayed in the development and commercial launch of N91115, or we may be forced to abandon or reinitiate our development efforts for N91115.

        Our initial development plans for N91115 focus on a triple therapy of N91115 along with lumacaftor/ivacaftor. Changes in standard of care or use patterns of lumacaftor/ivacaftor could make our triple therapy obsolete. If N91115 is approved specifically by indication from the FDA to be administered only along with lumacaftor/ivacaftor and use of another therapy becomes more prevalent than lumacaftor/ivacaftor or makes a stabilizer obsolete, revenue from sales of N91115 could be negatively impacted and our financial results and stock price would be adversely affected. We may also be forced to abandon our development efforts of N91115 or reinitiate our efforts to test administration of N91115 along with a different drug. This would have a material adverse effect on our business and could potentially cause us to cease operations.

The regulatory approval processes of the FDA, the European Medicines Agency, or EMA, and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable.

        We are not permitted to market N91115 or any other potential product candidate in the United States or outside the United States until we receive approval of an NDA from the FDA or approval of a marketing application from the comparable regulatory authority in other countries, respectively. Prior to submitting an NDA to the FDA for approval of N91115, we will need to complete our ongoing preclinical and toxicology studies in CF, as well as all necessary clinical trials. We are still conducting ongoing preclinical studies and Phase 1 clinical trials. We have not yet commenced our Phase 2 clinical trial to assess the safety and efficacy of N91115 in CF patients. Successfully initiating and completing our Phase 2 and Phase 3 clinical programs and obtaining approval of an NDA is a complex, lengthy, expensive and uncertain process, and FDA and other comparable foreign regulatory authorities may delay, limit or deny approval of N91115 or any other potential product candidate for many reasons, including, among others:

  ▪
  the results of our clinical trials may not meet the level of statistically significant and clinically meaningful efficacy with an acceptable safety profile as required by FDA, or other comparable regulatory authorities in other countries, for marketing approval;

  ▪
  the FDA or other comparable regulatory authorities in other countries may disagree with the number, design, size, conduct or implementation of our clinical trials;

  ▪
  the FDA or other comparable regulatory authorities may find the data from preclinical studies and clinical trials insufficient to demonstrate that the potential clinical and other benefits outweigh its safety risks;

  ▪
  the FDA or other comparable regulatory authorities in other countries may disagree with our interpretation of data from our preclinical studies and clinical trials;

  ▪
  the FDA or other comparable regulatory authorities in other countries may not accept data generated at one or more of our clinical trial sites;

  ▪
  if our NDAs or similar applications, if and when submitted, are reviewed by FDA or other comparable regulatory authorities, as applicable, the regulatory authorities may have difficulties scheduling the necessary review meetings in a timely manner, may recommend against approval of our application or may recommend that FDA or other comparable regulatory authorities, as applicable, require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and restrictions on use;

  ▪
  the FDA may determine that our NDAs, if and when submitted, must follow a different regulatory pathway than we have attempted, and there may be potentially extended standards, timelines, and/or costs in order to pursue approval;

  ▪
  the FDA may require development of a Risk Evaluation and Mitigation Strategy as a condition of approval or post-approval, and other comparable regulatory authorities may grant only conditional approval or impose specific obligations as a condition for marketing authorization, or may require us to conduct post-authorization safety studies;

  ▪
  the FDA or other comparable regulatory authorities may determine that the manufacturing processes or facilities of third party manufacturers with which we contract are not in compliance with all relevant regulatory requirements, including current good manufacturing practice, or cGMP, requirements; or

  ▪
  the FDA or other comparable regulatory authorities may change their approval policies or adopt new regulations.

        Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market N91115 or any other potential product candidate. Moreover, because we are almost entirely dependent on N91115, any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

We depend on the successful completion of clinical trials for N91115 or any other potential product candidate. The positive clinical results, if any, obtained by us in clinical trials may not be repeated in later-stage clinical trials.

        Before obtaining regulatory approval for the sale of N91115 or any other potential product candidate, we must conduct extensive clinical trials to demonstrate safety and efficacy in humans. We have not completed the clinical trials necessary to support an application for approval to market our lead product candidate, N91115. Successful completion of such clinical trials is a prerequisite to submitting an NDA to the FDA and, consequently, the ultimate approval and commercial marketing of N91115 or any other potential product candidate. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later preclinical testing or clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for their products.

        To date, we have completed a dose escalation trial in healthy subjects and a pharmacokinetic trial in CF patients as part of our Phase 1 clinical program. We need to complete our ongoing preclinical and toxicology studies, as well as Phase 1, Phase 2 and Phase 3 clinical trials prior to submitting N91115 for regulatory approval. We have conducted limited safety studies in humans to date and have not yet commenced our planned Phase 2 or Phase 3 clinical programs to assess the safety and efficacy of N91115 in CF patients. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in late stage clinical development, even after seeing promising results in earlier clinical trials.

        We may experience a number of unforeseen events during, or as a result of, clinical trials for N91115 or any other potential product candidate that could adversely affect the completion of our clinical trials, including:

  ▪
  regulators, and/or institutional review boards or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

  ▪
  our clinical trials are subject to review by the Protocol Review Committee, or PRC, of the Therapeutic Development Network of the Cystic Fibrosis Foundation's Therapeutics Branch. The PRC may not sanction our trial for conduct at prospective trial sites or may provide a ranking that adversely impacts recruitment in our clinical trials compared with other investigational new drugs in CF;

  ▪
  clinical trials of N91115 or any other potential product candidate may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

  ▪
  the number of subjects required for clinical trials of N91115 or any other potential product candidate may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, particularly given the small patient population with CF and the number of clinical trials being conducted at any given time is high leading to fewer available patients for any given clinical trial, or subjects may drop out of these clinical trials at a higher rate than we anticipate;

  ▪
  our third party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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  we might have to suspend or terminate clinical trials of N91115 or any other potential product candidate for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

  ▪
  regulators, institutional review boards or data monitoring committees may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

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  the cost of clinical trials of N91115 or any other potential product candidate may be greater than we anticipate;

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  the supply or quality of N91115 or any other potential product candidate or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

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  N91115 or any other potential product candidate may have undesirable side effects or other unexpected characteristics.

        Negative or inconclusive results of our clinical trials of N91115, or any other clinical trial we conduct, could mandate repeated or additional clinical studies. Despite the safety results reported in earlier clinical trials for N91115, we do not know whether any other clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market N91115 or any other potential product candidate. If later stage clinical trials do not produce favorable results, our ability to obtain regulatory approval for N91115 or any other potential product candidate may be adversely impacted.

Delays in clinical trials are common and have many causes, and any delay could have a material adverse effect on our business such as increased costs and delays in our ability to obtain regulatory approval and commence product sales. We may be required to suspend, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive or the trials are not well designed.

        Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. Clinical trials must be conducted in accordance with FDA regulations or other applicable foreign government regulations, and are subject to oversight by the FDA or other foreign regulatory authorities and institutional review boards at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced under current Good Manufacturing Practices, or cGMP, and may require large numbers of test subjects.

        We may experience delays in clinical trials at any stage of development and testing of N91115 or any other potential product candidate. We plan to begin our Phase 2 clinical trial as soon as feasible after the commercial launch of lumacaftor/ivacaftor. Our planned clinical trials may not begin on time, have an effective design, enroll a sufficient number of patients or be completed on schedule, if at all.

        Events, excluding our current dependence on the regulatory approval and commercial launch of lumacaftor/ivacaftor, which may result in a delay or unsuccessful completion of clinical trials for N91115, include:

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  inability to raise funding necessary to initiate or continue a trial;

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  delays in obtaining regulatory approval to commence a trial;

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  delays in reaching agreement with FDA or regulatory authorities in other countries on final trial design;

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  delays in the review of our clinical trials by the PRC of the Therapeutic Development Network of the Cystic Fibrosis Foundation's Therapeutic branch;

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  imposition of a clinical hold based on the submission of results of clinical and preclinical studies or following an inspection of our clinical trial operations or trial sites by the FDA or other regulatory authorities;

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  delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

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  delays in obtaining required institutional review board approval at each site;

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  delays in recruiting and retaining suitable subjects to participate in a trial;

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  delays in having subjects complete participation in a trial or return for post-treatment follow-up;

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  delays caused by subjects dropping out of a trial due to side effects or otherwise;

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  clinical sites dropping out of a trial to the detriment of enrollment;

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  study personnel may administer the wrong version of N91115 or other potential product candidate or assign study therapy to the wrong treatment group, resulting in disqualification of subjects from data analysis;

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  study personnel may not perform in accordance with good clinical practices;

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  N91115 or other potential product candidate may have unforeseen adverse side effects;

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  time required to add new clinical sites; and

  ▪
  delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials.

        If initiation or completion of any of our clinical trials, including our Phase 2 clinical trial of N91115, are delayed for any of the above reasons, our development may be arrested, development costs may increase, our approval process could be delayed, any periods during which we may have the exclusive right to commercialize N91115 or any other potential product candidate may be reduced and our competitors may have more time to bring products to market before we do or otherwise delay us. Any of these events could impair our ability to generate revenue from product sales and impair our ability to generate regulatory and commercialization milestones and royalties, all of which could have a material adverse effect on our business.

N91115 or any other potential product candidate may cause adverse events or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

        Undesirable adverse events caused by N91115 or any other potential product candidate could cause us or regulatory authorities to interrupt, delay, halt or terminate clinical trials and could result in the denial of regulatory approval by the FDA or other comparable foreign regulatory authorities for any or all targeted indications. It is possible that during the course of the clinical development of N91115 or any other potential product candidate, results of our clinical trials could reveal an unacceptable severity and prevalence of adverse events. In addition, our remaining preclinical testing may produce inconclusive or negative safety results, which may require us to conduct additional preclinical testing or to abandon N91115 or other potential product candidate. Also, N91115 or any other potential product candidate may have unfavorable pharmacology or toxicity characteristics, or cause undesirable side effects.

        Undesirable adverse events caused by N91115 or any other potential product candidate could affect patient recruitment or the ability of enrolled patients to complete a clinical trial or result in potential product liability claims. In addition, adverse events that occur in our trials as a consequence of the serious disease that is being studied may negatively affect the profile of N91115 or any other potential product candidate. The FDA or other regulatory authorities may determine that additional safety testing is required for N91115 or any other potential product candidate, which would cause a delay in our clinical development of such product candidate.

        Additionally if N91115 or any other potential product candidate receives marketing approval, and we or others later identify undesirable adverse events caused by such products, a number of potentially significant negative consequences could result, including:

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  regulatory authorities may withdraw approval of N91115 or any other potential product candidate or impose restrictions on their distribution in the form of a modified risk evaluation and mitigation strategy;

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  regulatory authorities may require additional labeling, such as warnings or contraindications;

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  we may be required to change the way the product is administered or to conduct additional clinical studies;

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  we could be sued and held liable for harm caused to patients; and

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  our reputation may suffer.

        Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which could adversely impact our business, financial condition and results of operations.

N91115 and any other potential product candidate based on our GSNOR inhibitor portfolio are based on a novel technology, which may raise development issues we may not anticipate or be able to resolve, and regulatory issues that could delay or prevent approval.

        N91115 and any other potential product candidate based on our GSNOR inhibitor technology platform are based on a novel technology, and there can be no assurance that unforeseen development problems related to our novel technology will not arise in the future and cause significant delays. We may be unable to resolve any such unforeseen problems.

        Regulatory approval of novel product candidates can be more expensive and take longer than other, more well-known or extensively studied pharmaceutical product candidates due to our and regulatory agencies' lack of experience with them. There are no other GSNOR inhibitors that we know of in clinical development and none have been approved to date. The novelty of our platform may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of N91115 or any other potential product candidate based on our GSNOR inhibitor technology platform or lead to significant post-approval limitations or restrictions. For example, the FDA could require additional studies or characterization that may be difficult or impossible to perform.

If we are not able to obtain orphan product status for N91115 and any other potential product candidate for which we seek this status, we will not be able to claim the tax credits for our clinical trials of such product candidate provided by this status or potentially take advantage of other benefits of orphan drug status.

        Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the

Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States who have been diagnosed as having the disease or condition at the time of the submission of the request for orphan drug designation. Under Regulation No. (EC) 141/2000 on Orphan Medicinal Products, a medicinal product may be designated as an orphan medicinal product if, among other things, it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union when the application is made. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity. This exclusivity precludes the EMA or the FDA, as applicable, from approving another marketing application for the same or, in the European Union, a similar drug for the same indication for that time period, unless, among other things, the later product is clinically superior. The applicable period is seven years in the United States and ten years in the European Union following marketing approval. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, for example if the drug is sufficiently profitable so that market exclusivity is no longer justified.

        We own exclusive rights to N91115 in the United States and all other major markets, including U.S. composition of matter patent protection until at least 2031. The potential benefits conferred by orphan status are that it may allow us to benefit from an exclusive marketing period should our patents not be enforceable or subject to challenge and it provides for tax credits for certain clinical trial expenses that can be applied against future revenue, if any.

        In the United States, orphan drug exclusivity may be lost if the FDA withdraws or revokes the orphan drug designation as permitted by law, we withdraw the marketing application for the drug, we consent to another's marketing application for approval of the same use or indication as the designated orphan drug, or we fail to assure a sufficient quantity of the drug as required by law. Similarly, in the European Union, exclusivity may be lost if we request the removal of the orphan drug designation or the drug no longer meets any of the criteria that made it eligible for orphan drug status at the outset. Even after an orphan drug is approved, the same or, in the European Union, a similar drug can subsequently be approved for the same condition if the competent regulatory agency concludes that the later drug is clinically superior to the original orphan drug by providing a significant therapeutic advantage over and above that drug.

        We intend to seek an orphan drug designation for N91115, and we may do so for other potential product candidates as well. We initially applied for orphan drug designation for N91115 at the outset of our clinical development, but we were denied because, according to the FDA, we lacked sufficient data and information to support those designations at the time. Since then, we believe that we have developed, and continue to develop, clinical data that will allow us to resubmit our requests. The FDA may not designate N91115 as an orphan drug when we resubmit. Even if it does, if we lose orphan drug exclusivity or if our competitors obtain orphan drug exclusivity for other rare diseases or conditions we are targeting before we do, we may be delayed in obtaining marketing authorization or we may lose out on the potential benefits of market exclusivity associated with the orphan drug designation.

We may not be granted a fast track designation by the FDA for N91115 or any other potential product candidate for which we seek such designation. If granted, fast track designation may not actually lead to a faster development, regulatory review or approval.

        If a drug is intended for the treatment of a serious condition and preclinical or clinical data demonstrate the potential to address an unmet medical need, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe N91115 or any other potential product candidate is eligible for this designation, we cannot be sure that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. We initially applied for fast track designation for N91115 at the outset of our clinical development, but we were denied because, according to the FDA, we lacked sufficient data and information to support those designations at the time. Since then, we believe that we have developed, and continue to develop, clinical data that will allow us to resubmit our requests. We may do so for other potential product candidates in the future as well.

We may not be granted a breakthrough therapy designation by the FDA for N91115 or any other potential product candidate. If granted, a breakthrough therapy designation may not actually lead to a faster development or regulatory review or approval, and it will not increase the likelihood that N91115 or any other potential product candidate will receive regulatory approval.

        We intend to seek a breakthrough therapy designation for N91115, and we may do so for other potential product candidates as well. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed on ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

        Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe N91115 or any other potential product candidate meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. The availability of breakthrough therapy designation was established with the passage of the Food and Drug Administration Safety and Innovation Act of 2012, and while the FDA has released guidance as to the criteria it uses in designating drugs as breakthrough therapies, we cannot be sure that N91115 or any other potential product candidate will meet the FDA's qualifying criteria for such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if N91115 or any other potential product candidate qualifies as a breakthrough therapy, the FDA may later decide that the products no longer meet the conditions for such qualification or decide that the time period for FDA review or approval will not be shortened.

Even if we obtain regulatory approval for N91115 or any other potential product candidate, we will still face extensive ongoing regulatory requirements.

        Even if we obtain regulatory approval in the United States, the FDA may still impose significant future restrictions on the indicated uses or marketing of N91115 or any other potential product candidate, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance, including Phase 4 clinical trials. Should we obtain regulatory approval for N91115 or any other potential product candidate, we will be subject to ongoing FDA requirements governing the labeling, manufacturing, packaging, storage, distribution, safety surveillance, advertising, promotion, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

        In addition, manufacturers of drug products and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMPs, and adherence to commitments made in the NDA. If we, or a regulatory agency, discover previously unknown problems with a product, such as quality issues or adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including necessitating recall or withdrawal of the product from the market or suspension of manufacturing.

        If we fail to comply with applicable ongoing regulatory requirements following approval of a product candidate, a regulatory agency may:

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  issue an untitled or warning letter asserting that we are in violation of the law;

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  seek an injunction or impose civil or criminal penalties or monetary fines;

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  suspend or withdraw regulatory approval;

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  suspend any ongoing clinical trials;

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  refuse to approve a pending NDA or supplements to an NDA submitted by us; or

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  demand recall and/or seize product.

        Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize N91115 or any other potential product candidate and inhibit our ability to generate revenue.

The approval of N91115 or any other potential product candidate in any given market does not ensure approval in any other market.

        In order to market any product candidate, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval in the United States by the FDA or by a regulatory agency in another country does not ensure approval by the regulatory authorities in other countries or jurisdictions or ensure approval for the same conditions of use. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our product candidates will be unrealized.

Risks Related to Manufacturing and Reliance on Third Parties

We rely on third party contract manufacturers, including a single source supplier for one of our manufacturing processes, which limits our ability to control the availability of, and manufacturing costs for, N91115 and any other potential product candidate.

        We do not own or operate, and we do not expect to own or operate, facilities for product manufacturing, storage, distribution or testing. We rely, and expect to continue to rely, on third party manufacturers to manufacture and distribute our product candidates for clinical trials. We obtain N91115 to meet our clinical supply needs through a third party manufacturing network. Our supply chain for N91115 includes a sole source supplier for one of our manufacturing processes. A disruption in the clinical supply of N91115 could delay the completion of clinical trials and impact timelines for filing an NDA and comparable foreign regulatory submissions. We cannot be certain that we will be able to establish sufficient sources for manufacturing all of our N91115 supply needs on a timely basis or at all.

        We intend to rely on these manufacturers to produce commercial supplies of our product candidates which are approved and commercialized. As a result of our reliance on these third party manufacturers and suppliers, including a sole source supplier of one of our manufacturing processes, we could be subject to significant supply disruptions outside of our control. Our supply chain for sourcing raw materials and manufacturing drug product ready for distribution is a multi-step international endeavor. Third party contract manufacturers, including some in China, supply us with raw materials, and contract manufacturers in the United States and China convert these raw materials into drug substance and convert the drug substance into final dosage form. Establishing and managing this supply chain requires a significant financial commitment and the creation and maintenance of numerous third party contractual relationships. Although we attempt to effectively manage the business relationships with companies in our supply chain, we do not have control over their operations.

        Supply disruptions may result from a number of factors, including:

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  the inability of a supplier to provide raw materials;

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  equipment malfunctions or failures at the facilities of any future collaborators or suppliers;

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  high process failure rates;

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  inability to meet our product specifications and quality requirements consistently;

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  damage to facilities due to natural or man-made disasters;

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  changes in regulatory requirements or standards that require modifications to any future collaborators' or suppliers' manufacturing processes;

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  action by regulatory authorities or by us that results in the halting or slowdown of production of components or finished product at our facilities or the facilities of future collaborators or suppliers;

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  problems that delay or prevent manufacturing technology transfer to another facility, contract manufacturer or future collaborator with subsequent delay or inability to start up a commercial facility;

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  a contract manufacturer or supplier going out of business, undergoing a capacity shortfall or otherwise failing to produce product as contractually required;

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  employee or contractor misconduct or negligence; and

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  shipping delays, losses or interruptions.

        Further, if our contract manufacturers are not in compliance with regulatory requirements at any stage, including post approval, we may be fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm our business.

        Difficulties or delays in our contract manufacturers' production of drug substances could delay our clinical trials, cause delays in the approval of our product candidates, increase our costs, damage our reputation, interrupt or cease commercial supply and cause us to lose revenue and market share if we are unable to timely meet market demand for any products that are approved for sale.

Alternative manufacturers may not exist should we need them. If we utilize alternative manufacturers or alternative materials and processes, we may be subject to additional regulatory requirements, manufacturing delays and increased costs.

        Because manufacturing processes are highly complex and are subject to a lengthy regulatory approval process, alternative qualified production capacity and sufficiently trained or qualified personnel may not be available on a timely or cost-effective basis or at all should we require them. If we utilize an alternative manufacturer or alternative component, we may be required to demonstrate comparability of the products and product candidates before releasing them for clinical use and we may not be able to find an alternative supplier. The loss of any of our current suppliers could result in manufacturing delays for the component substitution, and we may need to accept changes in terms or price from our existing supplier in order to avoid such delays.

We lack experience, and may experience difficulties managing our manufacturing processes.

        We are an early stage company and do not have significant experience managing the complex manufacturing processes necessary for the development of our product candidates. We expect to need managerial, operational and other resources to oversee our manufacturing processes and relationships. Our future financial performance and our ability to commercialize N91115 or any other potential product candidate and to compete effectively will depend, in part, on our ability to manage any future growth, including with respect to our manufacturing processes, effectively. We may not be able to accomplish this, and our failure to accomplish any of them could prevent us from successfully growing our company.

Our contract manufacturers may develop independently or jointly with us proprietary processes, which could increase our reliance on such manufacturers or increase our costs should we be required to obtain a license to have the drug manufactured by an alternative manufacturer.

        In the course of providing its services, a contract manufacturer may develop process technology related to the manufacture of N91115 or any other potential product candidate that the manufacturer owns, either independently or jointly with us. This would increase our reliance on that manufacturer or require us to obtain a license from that manufacturer in order to have our product candidates manufactured by other suppliers utilizing the same process.

We rely on third parties to conduct our preclinical studies and some of our clinical trials. These third parties may not perform as contractually required or expected and issues may arise that could delay the completion of clinical trials and impact regulatory approval for N91115.

        We sometimes rely on third parties, such as CROs, medical institutions, academic institutions, clinical investigators and contract laboratories to conduct our preclinical studies and clinical trials. We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. The FDA requires us to comply with Good Laboratory Practices for conducting and recording the results of our preclinical studies and Good Clinical Practices, or GCP, for conducting, monitoring, recording and reporting the results of clinical trials to assure that data and reported results are accurate and that the clinical trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines, fail to comply with GCP, do not adhere to our clinical trial protocols or otherwise fail to generate reliable clinical data, we may need to enter into new arrangements with alternative third parties and our clinical trials may be more costly than expected or budgeted, extended, delayed or terminated or may need to be repeated, and we may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.

        Our CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities that could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is comprised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical studies may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize our product candidates.

        Further, if our contract manufacturers are not in compliance with regulatory requirements at any stage, including post-marketing approval, we may be fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm our business.

During the course of the product life cycle we will make process changes to scale up manufacturing to commercial quantities or transfer the production to alternate sites or contract manufacturers. Our ability to successfully implement these changes will depend on our ability to demonstrate, to the satisfaction of the FDA and other regulatory agencies, that the product made by the new process or at the new site is comparable to the original product.

        In the event that manufacturing process changes are necessary for the further development of a product candidate, we may not be able to reach agreement with regulatory agencies on the criteria for demonstrating comparability to the original product, which would require us to repeat clinical studies performed with the original product. This could result in lengthy delays in implementing the new process or site and substantial lost revenue as a result of our inability to meet commercial demand. If we reach agreement with regulatory agencies on the criteria for establishing comparability, we may not be able to meet these criteria or may suffer lengthy delays in meeting these criteria. This may result in significant lost revenue due to inability to meet commercial demand with the original product. Furthermore, studies to demonstrate comparability, or any other studies on the new process or site such as validation studies, may uncover findings that result in regulatory agencies delaying or refusing to approve the new process or site.

We may explore future collaborations with third parties for the development and commercialization of N91115 or another potential product candidate. If we are unable to form such collaborations or they are not successful, we may not be able to complete the development of these product candidates.

        We do not currently have any collaboration agreements for the development of N91115 or any other potential product candidate, but we may seek third party collaborators in the future.

        If any such collaborations are established in the future, we may have limited control over the amount and timing of resources that our collaborators dedicate to the development of N91115 and any other potential product candidate. This is also likely to be true in any future collaborations with third parties once any of our product candidates are commercialized. Our ability to generate revenue from these arrangements will depend on our collaborators' abilities to successfully perform the functions assigned to them in these arrangements.

        Collaborations involving our product candidates pose the following risks to us:

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  collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

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  collaborators may not pursue development and commercialization of N91115 or any other potential product candidate, or may elect not to continue development or commercialization programs based on clinical trial results, changes in the collaborator's strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

  ▪
  collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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  collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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  collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

  ▪
  disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of N91115 or any other potential product candidate, or that result in costly litigation or arbitration that diverts management attention and resources;

  ▪
  collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidate;

  ▪
  collaborators may elect to take over manufacturing rather than retain us as manufacturers and may encounter problems in starting up or gaining approval for their manufacturing operation and so be unable to continue development of N91115 or any other potential product candidate;

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  we may be required to undertake the expenditure of substantial operational, financial and managerial resources in connection with any collaboration;

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  we may be required to issue equity securities to collaborators that would dilute our existing stockholders' percentage ownership;

  ▪
  we may be required to assume substantial actual or contingent liabilities;

  ▪
  collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting our potential revenue from N91115 or any other potential product candidate; and

  ▪
  collaborators may experience financial difficulties.

        We face a number of challenges in seeking future collaborations. Collaborations are complex and any potential discussions may not result in a definitive agreement for many reasons. For example, whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator's evaluation of a number of factors, such as the design or results of our clinical trials, the potential market for our product candidates, the costs and complexities of manufacturing and delivering our product candidates to patients, the potential of competing products or product candidates, the existence of uncertainty with respect to ownership or the coverage of our intellectual property, and industry and market conditions generally. If we determine that additional collaborations for N91115 or any other potential product candidate are necessary and are unable to enter into such collaborations on acceptable terms, we might elect to delay or scale back the development or commercialization of our product candidates in order to preserve our financial resources or to allow us adequate time to develop the required resources and systems and expertise ourselves.

        Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If a future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

Risks Relating to Commercialization of Our Product Candidates

The market opportunity for N91115 is limited by the age groups and geographic regions in which lumacaftor/ivacaftor is approved and commercialized, and also depends on the longer term success of lumacaftor/ivacaftor.

        N91115 is initially being targeted for a triple therapy of N91115 along with lumacaftor/ivacaftor in CF patients homozygous for F508del. Consequently, N91115 will be administered to patients taking lumacaftor/ivacaftor in the patient populations and in the countries for which this therapy has received approval and has been commercialized. For example, we cannot test N91115 for safety and efficacy in a triple therapy along with lumacaftor/ivacaftor in the pediatric population until lumacaftor/ivacaftor has received approval for that population. This limitation could result in a negative impact on the revenue generated from N91115 and our financial results and stock price would be adversely affected. Further, if use of another therapy becomes more prevalent than lumacaftor/ivacaftor or makes lumacaftor/ivacaftor obsolete, revenue could be negatively impacted and our financial results and stock price would be adversely affected.

N91115 or any other potential product candidate in CF may depend, in part, on whether CF therapies other than lumacaftor/ivacaftor are developed and commercially launched, and also depend on the longer term success of these therapies.

        In addition to lumacaftor and ivacaftor, there are other CF therapies currently under development or that may be developed in the future. We may expand the development of N91115 by testing it with additional CF therapies that we deem appropriate if, and as, they become commercially available and we may do the same with any potential product candidate other than N91115. We would, therefore, be dependent on the approval, commercialization and success of these other CF therapies, as well as the patient populations and countries for which such therapies received approval and were commercialized.

        In addition, should we administer N91115 or any other potential product candidate with any other CF therapies, we would be subject to numerous additional risks. For example, the other therapies may lead to toxicities that are improperly attributed to our product candidate or the administration of our product candidate with such other therapies may result in toxicities that such other therapies do not produce when used alone. Other therapies with which we may administer our product candidate could be removed from the market and thus be unavailable for testing or commercial use. Testing our product candidate with other therapies may increase the risk of significant adverse effects or test failures. The timing, outcome and cost of developing a product candidate to be used with other therapies is difficult to predict and dependent on a number of factors that are outside our reasonable control. If we experience efficacy, safety or toxicity issues in our clinical trials or with any other therapies, we may not receive approval to market our product candidate, which could prevent us from ever generating revenue or achieving profitability. These limitations could result in a negative impact on our revenue and our financial results and stock price would be adversely affected.

The commercial success of N91115 and any other potential product candidate will depend upon the acceptance of those products, if approved, by the medical community, including physicians, patients and healthcare payers.

        Even if N91115 or any other potential product candidate is approved for sale, it may nevertheless fail to achieve sufficient market acceptance by physicians, patients, healthcare payers and others in the medical community. If these product candidates, if approved, do not achieve an adequate level of acceptance, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of N91115 or any other potential product candidate will depend on a number of factors, including:

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  demonstration of safety and efficacy in our clinical trials;

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  the relative convenience, ease of administration and acceptance by physicians, patients and healthcare payers;

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  the prevalence and severity of any adverse effects;

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  limitations or warnings contained in the FDA-approved label for the relevant product candidate;

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  availability of alternative treatments;

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  pricing and cost-effectiveness;

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  the effectiveness of our or any future collaborators' sales and marketing strategies; and

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  our ability to obtain and maintain payer approval, sufficient third party coverage or reimbursement, which may vary from country to country.

        If N91115 or any other potential product candidate is approved but does not achieve an adequate level of acceptance by physicians, patients and healthcare payers, we may not generate sufficient revenue and we may not become or remain profitable.

We lack marketing experience, and may be unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market N91115 or any other potential product candidate, and we may not be successful in commercializing N91115 or any other potential product candidate if and when approved.

        We do not have a sales or marketing infrastructure, and we have limited experience in the sales, marketing or distribution of pharmaceutical products. Our commercialization strategy will target key prescribing physicians and advocacy groups, as well as provide patients with support programs, ensure product access and help secure reimbursement. In the future, we may choose to build a focused sales and marketing infrastructure to market or co-promote N91115 or any other potential product candidate if and when approved, which would be expensive and time-consuming. Alternatively, we may elect to outsource these functions to third parties. Either approach carries significant risks. For example, recruiting and training a sales force is expensive and time-consuming and, if done improperly, could delay a product launch and result in limited sales or failure to satisfy complex legal standards. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. Outside of North America and Europe, we may seek a partner to commercialize our products.

        Factors that may inhibit our efforts to commercialize N91115 or any other potential product candidate on our own include:

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  inability to recruit, manage and retain adequate numbers of effective sales and marketing personnel;

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  the inability of marketing personnel to develop effective marketing strategies;

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  the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

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  the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

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  unforeseen costs and expenses associated with creating an independent sales and marketing organization.

        We may also not be successful in entering into additional arrangements with third parties to sell and market N91115 or any other potential product candidate or doing so on terms that are favorable to us. Even if we do enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability of N91115 or any other potential product candidate is likely to be lower than if we were to market and sell our products ourselves. In addition, we likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Competitive products for the treatment of CF may reduce or eliminate the commercial opportunity for N91115 or any other potential product candidate. If our competitors develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective or safer than ours, our ability to develop and successfully commercialize our product may be adversely affected.

        The clinical and commercial landscape for CF is highly competitive and subject to rapid and significant technological change. New data from clinical stage products continue to emerge. It is possible that these data may alter the current standard of care, completely precluding us from further developing N91115 or any other potential product candidate for cystic fibrosis. Further, it is possible that we may initiate a clinical trial or trials for N91115 or any other potential product candidate only to find that data from competing products make it impossible for us to complete enrollment in clinical trials, resulting in our inability to file for marketing approval with regulatory agencies. Even if N91115 or any other potential product candidate is approved, it may have limited sales due to particularly intense competition in the CF market.

        We are initially developing N91115 for a triple therapy of N91115 along with lumacaftor/ivacaftor for CF patients. Changes in standard of care or use patterns could make our triple therapy obsolete. If N91115 is approved for administration along with lumacaftor/ivacaftor and use of another therapy becomes more prevalent than lumacaftor/ivacaftor, sales of N91115 could be negatively impacted and our financial results and stock price would be adversely affected.

        Competitive therapeutic treatments include those that are currently in development and any new treatments that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. We are aware of several disease modifying CF therapies in development, including those of Vertex Pharmaceuticals, PTC Therapeutics, Novartis, Pfizer, Bayer, Galapagos, ProQR Therapeutics, Flatley Discovery Labs, Parion Sciences, Reata, Concert, Proteostasis, Calista, Shire, Gilead Sciences, AbbVie, AmpliPhi Biosciences and F. Hoffmann-LaRoche.

        Many of our competitors have greater financial, technical, manufacturing, marketing, sales and supply resources, and human resources or experience than us and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for therapies and achieving widespread market acceptance. Our competitors' products may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses.

        If our lead product candidate, N91115, is approved for the indications we are currently pursuing, it could compete with a range of therapeutic treatments that are in development. For example, although N91115 is being developed for a triple therapy of N91115 along with lumacaftor/ivacaftor, Vertex could develop other combinations that may obviate the applicability of N91115.

        If we obtain approval for any product candidate, we will face competition based on many different factors, including the efficacy, safety and tolerability of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of competitors.

        We also compete with other clinical stage companies and institutions for clinical trial participants, which could reduce our ability to recruit participants for our clinical trials. Delay in recruiting clinical trial participants could adversely affect our ability to bring a product to market prior to our competitors. Further, research and discoveries by others may result in breakthroughs that render our product candidates obsolete even before they begin to generate any revenue.

        In addition, our competitors may obtain patent protection, regulatory exclusivities, or FDA approval and commercialize products more rapidly than we do, which may impact future sales of any of our product candidates that receive marketing approval. If the FDA approves the commercial sale of any of our product candidates, we will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited or no experience. We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, product price, reimbursement coverage by government and private third party payers, regulatory exclusivities and patent position. Our profitability and financial position will suffer if our products receive regulatory approval, but cannot compete effectively in the marketplace.

        Furthermore, regulatory authorities' assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects. For example, average review times at the FDA for marketing approval applications can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

Payer approval and reimbursement may not be available for N91115 or any other potential product candidate, which could make it difficult for us to sell our product candidates profitably.

        Obtaining formulary approval can be a complex and time consuming process. We cannot be certain if and when we will obtain formulary approval to allow us to sell N91115 or any other potential product candidate into our target markets. Failure to obtain timely formulary approval and appropriate coverage will limit our commercial success.

        Furthermore, market acceptance and sales of N91115, or any other potential product candidate that we develop, will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third party payers, such as private health insurers, managed care organizations and pharmacy benefit management organizations, decide which medications they will pay for, at what tier level and establish reimbursement levels. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and these third party payers have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payers are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. Obtaining reimbursement for our products may be particularly difficult because of the higher prices already associated with CFTR modulators in CF, as well as those often associated with products administered under the supervision of a physician in general. Also, reimbursement amounts may reduce the demand for, or the price of, our products. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize N91115 or any other potential product candidate that we develop. We will also be required to establish systems and programs that assist patients in determining the reimbursement level and in some instances establishing patient economic support programs to alleviate the economic burden of co-pays and/or co-insurance. These patient support programs are complex, costly and require knowledge and expertise that we currently do not possess.

        There have been a number of legislative and regulatory proposals to change the healthcare system in the United States and in some foreign jurisdictions that could affect our ability to sell any future products profitably. These legislative and regulatory changes may negatively impact the reimbursement for any future products, following approval. The availability of generic treatments may also substantially reduce the likelihood of reimbursement for N91115 or any other potential product candidate. The application of user fees to generic drug products will likely expedite the approval of additional generic drug treatments. We expect to experience pricing pressures in connection with the sale of N91115 and any other potential product candidate that we develop, due to the trend toward managed healthcare, the increasing influence of managed care and additional legislative changes.

        In addition, there may be significant delays in obtaining reimbursement for approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed, and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payers and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. Third party payers often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies.

        Our inability to promptly obtain coverage and profitable payment rates from both government funded and private payers for any of N91115 and any other potential product candidate could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

        The success of our business depends primarily on our ability to identify, develop and commercialize one or more product candidates. Because we have limited financial and managerial resources, we focus on research programs and product candidates for the indications that take advantage of our team's deep expertise and knowledge and that we believe are the most scientifically and commercially promising. We are initially developing N91115 for a triple therapy of N91115 along with lumacaftor/ivacaftor for CF patients. Our resource allocation decisions may cause us to fail to capitalize on viable scientific or commercial products or profitable market opportunities. In addition, we may spend valuable time and managerial and financial resources on research programs and product candidates for specific indications that ultimately do not yield any scientifically or commercially viable products. If we do not accurately evaluate the scientific and commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization or miss out on the commercial opportunity entirely.

Risks Relating to Regulation of Our Industry

The pharmaceutical industry is subject to significant regulation and oversight in the United States, in addition to approval of products for sale and marketing.

        In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

        The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully soliciting, receiving, offering, or paying anything of value, directly or indirectly, in return for the referral of any services or acquisition of any good reimbursable under Medicare, Medicaid or another federal healthcare program. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations that implicate federal healthcare programs may be subject to scrutiny if they do not qualify for an exemption or safe harbor. To qualify for a safe harbor, the activity must fit squarely within the safe harbor. Arrangements that do not meet a safe harbor are not necessarily illegal but will be evaluated in a case by case basis. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

        Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of marketing of the product for unapproved, or off-label, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines, imprisonment, and other sanctions. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of these laws, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

        If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal anti-kickback statute. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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  the federal healthcare anti-kickback statute which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid;

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  the federal false claims laws and civil monetary penalties, including civil whistleblower or qui tam actions, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or from knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

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  the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which, among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payer (e.g., public or private) and knowingly or willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statement using or making any false or fraudulent document, in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and its implementing regulations, and as amended again by the final HIPAA omnibus rule, Modifications to the HIPAA Privacy, Security, Enforcement, and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to HIPAA, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, clearinghouses and healthcare providers;

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  the federal Food, Drug and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs and medical devices;

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  the federal Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act of 2010 (collectively, the Health Care Reform Law), and its implementing regulations, which requires manufacturers of drugs, devices, biologicals and medical supplies to report to the Centers for Medicare and Medicaid Services information related to payments and other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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  analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by state governmental and non-governmental third party payers, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and state laws and regulations that require manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities.

        If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

        We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, which will be effective as of the completion of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Healthcare reform measures could adversely affect our business.

        In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. Most recently, in March 2010, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the ACA, was enacted, which includes measures to significantly change the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA of greatest importance to the pharmaceutical and biotechnology industry are the following:

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  an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

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  new requirements to report certain financial arrangements with physicians and others, including reporting any "transfer of value" made or distributed to prescribers and other healthcare providers and reporting any investment interests held by physicians and their immediate family members;

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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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  creation of the Independent Payment Advisory Board which, beginning in 2014, has authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law even if Congress does not act on the recommendations; and

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  establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

        At this time, the full effect that the ACA would have on our business remains unclear.

        Individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third party payers or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

        In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenue. Increases in importation or re-importation of pharmaceutical products from foreign countries into the United States could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. We might elect not to seek approval for or market our products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue we generate from our product sales. It is also possible that other legislative proposals having similar effects will be adopted.

Risks Relating to Protecting Our Intellectual Property

It is difficult and expensive to protect our intellectual property rights and we cannot ensure that they will prevent third parties from competing against us.

        Our success will depend, in part, on our ability to obtain and maintain intellectual property rights, both in the United States and other countries, successfully defend this intellectual property against third party challenges and successfully enforce this intellectual property to prevent third party infringement. We rely upon a combination of patents, trade secret protection and confidentiality agreements.

        Our ability to protect any of our product candidates and technologies from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents in both the United States and other countries. Patent matters in the biotechnology and pharmaceutical industries can be highly uncertain and involve complex legal and factual questions. Changes in either the patent laws, implementing regulations or in interpretations of patent laws may diminish the value of our patent rights.

        There can be no assurance that we will discover or develop patentable products or processes or that patents will issue from any pending patent applications owned or licensed by us or any patent applications we may own or license in the future, or if issued, that the breadth of such patent coverage will be sufficient. We cannot guarantee that claims of issued patents owned or licensed to us, either now or in the future, are or will be held valid or enforceable by the courts or, even if unchallenged, will provide us with exclusivity or commercial value for our product candidates or technology or any significant protection against competitive products or prevent others from designing around our claims. Further, if we encounter delays in regulatory approvals, the period of time during which we could market our product candidates under patent protection could be reduced. Our patent rights also depend on our compliance with technology and patent licenses upon which our patent rights are based and upon the validity of assignments of patent rights from consultants and other inventors that were, or are, not employed by us.

        Patent applications are generally maintained in confidence until publication. In the United States, for example, patent applications are maintained in secrecy for up to 18 months after their filing. Similarly, publication of discoveries in scientific or patent literature often lag behind actual discoveries. Consequently, we cannot be certain that we were the first to invent, or the first to file patent applications on our product candidates. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which could be used by a third party to challenge validity of our patents or prevent a patent from issuing from a pending patent application.

        In addition, even if patents do successfully issue, third parties may challenge any patent we own or license through adversarial proceedings in the issuing offices, which could result in the invalidation or unenforceability of some or all of the relevant patent claims. If a third party asserts a substantial new question of patentability against any claim of a United States patent we own or license, the USPTO may grant a request for reexamination, which may result in a loss of scope of some claims or a loss of the entire patent. The adoption of the America Invents Act has established additional opportunities for third parties to invalidate United States patent claims, including inter partes review and post-grant review, on the basis of a lower legal standards than reexamination and additional grounds.

        We will incur significant ongoing expenses in maintaining our patent portfolio. Should we lack the funds to maintain our patent portfolio or to enforce our rights against infringers, we could be adversely impacted. Even if claims of infringement are without merit, any such action could divert the time and attention of management and impair our ability to access additional capital and/or cost us significant funds to defend.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Competitors may manufacture and sell our potential products in those foreign countries where we have not filed for patent protection or where patent protection may be unavailable, not obtainable or ultimately not enforceable. Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets and, further, may be able to export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

        Our patent portfolio includes patents and patent applications in countries outside of the United States, including Europe, Canada and Australia. The scope of coverage provided by these patents varies from country to country. Moreover, the laws of some foreign jurisdictions do not provide intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in obtaining such rights in foreign jurisdictions. Outside of the United States, patents we own or license may become subject to patent opposition in the European Patent Office or similar proceedings, which may result in loss of scope of some claims or loss of the entire patent. Participation in adversarial proceedings is very complex, expensive, and may divert our management's attention from our core business and may result in unfavorable outcomes that could adversely affect our ability to prevent third parties from competing with us.

        Many companies have also encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, an April 2014 report from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. If we encounter difficulties in protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed. Proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

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  Others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

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  We or our licensors or strategic collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

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  We or our licensors or strategic collaborators might not have been the first to file patent applications covering certain of our inventions;

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  Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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  It is possible that our pending patent applications will not lead to issued patents;

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  Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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  Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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  We may not develop additional proprietary technologies that are patentable; and

  ▪
  The patents of others may have an adverse effect on our business.

        Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

        On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business, our current and pending patent portfolio and future intellectual property strategy. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees on any issued patent are due to be paid to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Some of our intellectual property is licensed to us by a third party. If we fail to comply with our obligations in the agreement under which we license intellectual property rights from that third party, or otherwise experience disruptions to our business relationships with our licensor, we could lose license rights that are important to our business.

        We have a license under certain patents and/or know-how to develop and commercialize certain of our potential product candidates. Our existing license agreements impose, and we expect that any future license agreements will impose on us, various obligations. If we fail to comply with our obligations under these agreements, the licensor may have the right to terminate the license. If any of our licenses are terminated and we are not able to negotiate other agreements for use of the intellectual property protections underlying these product candidates, we would not be able to manufacture and market these potential products, which would adversely affect our business prospects and financial condition.

The patent protection and patent prosecution for some of our potential product candidates is dependent or may be dependent in the future on third parties.

        While we normally seek and gain the right to fully prosecute the patents relating to our potential product candidates, there may be times when platform technology patents or product-specific patents that relate to our potential product candidates are controlled by our licensors. In addition, our licensors and/or licensees may have back-up rights to prosecute patent applications in the event that we do not do so or choose not to do so, and our licensees may have the right to assume patent prosecution rights after certain milestones are reached. If any of our licensing partners fail to appropriately prosecute and maintain patent protection for patents covering any of our potential product candidates, our ability to develop and commercialize those potential product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

We may be subject to litigation alleging that we are infringing the intellectual property rights of third parties or litigation or other adversarial proceedings seeking to invalidate our patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which will be costly to defend or pursue and uncertain in its outcome and may prevent or delay development and commercialization efforts or otherwise affect our business.

        Our success also will depend, in part, on our refraining from infringing patents or otherwise violating intellectual property owned or controlled by others. Numerous patents and pending applications are owned by third parties in the fields in which we are or may develop product candidates, both in the United States and elsewhere. It is difficult for industry participants, including us, to identify all third party patent rights that may be relevant to N91115 or any other potential product candidates because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Moreover, because some patent applications are maintained in secrecy until the patents publish, we cannot be certain that third parties have not filed patent applications that cover our potential product candidates and technologies. Pharmaceutical companies, biotechnology companies, universities, research institutions and others may have filed patent applications or have received, or may obtain, issued patents in the United States or elsewhere relating to aspects of our technology, including our potential product candidates, processes for manufacture or methods of use, including combination therapy. It is uncertain whether the issuance of any third party patents will require us to alter our potential product candidates or processes, obtain licenses, or cease certain activities.

        If patents issued to third parties contain blocking, dominating or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative non-infringing technology and cease practicing those activities, including potentially manufacturing or selling any products deemed to infringe those patents. If any licenses are required, there can be no assurance that we will be able to obtain any such licenses on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from pursuing the development and commercialization of certain of our potential product candidates. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Our failure to obtain a license to any technology that we may require to commercialize our potential product candidates on favorable terms may have a material adverse impact on our business, financial condition and results of operations.

        We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our technologies, including our potential product candidates, processes for manufacture or methods of use, including combination therapy, or other proprietary technologies infringe their intellectual property rights. Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our potential product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful infringement or other intellectual property claim against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Parties making successful claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our potential product candidates. We cannot provide any assurances that third party patents do not exist which might be enforced against our products or potential product candidates, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

        Litigation, which could result in substantial costs to us (even if determined in our favor), may also be necessary to enforce any patents issued or licensed to us. The cost to us in initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management's attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

        If we were to initiate legal proceedings against a third party to enforce a patent covering one of our potential product candidates or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in most European countries, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable.

With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

        In addition, if a third party has filed patent applications in the United States prior to March 16, 2013 that claim technology also claimed by us, we may have to participate in interference proceedings in the USPTO to determine priority of invention. Such proceedings can be lengthy, are costly to defend and involve complex questions of law and fact the outcomes of which are difficult to predict. Moreover, we may have to participate in adversarial proceedings in the USPTO or foreign patent offices. An adverse decision relating to our patent rights could require us to cease using such technology, any of which could have a material adverse effect on our business, financial condition and results of operations. If initiated, adversarial proceedings could result in substantial costs to us, even if the eventual outcome is favorable to us.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

        We also rely on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable or where patents have not issued. We attempt to protect our proprietary technology and processes, in part, with confidentiality agreements and assignment of invention agreements with our employees and confidentiality agreements with our consultants and certain contractors. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. We may fail in certain circumstances to obtain the necessary confidentiality agreements, or their scope or term may not be sufficiently broad to protect our interests.

        If our trade secrets or other intellectual property become known to our competitors, it could result in a material adverse effect on our business, financial condition and results of operations. To the extent that we or our consultants or research collaborators use intellectual property owned by others in work for us, disputes may also arise as to the rights to related or resulting know-how and inventions.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees' or consultants' former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

        Many of our employees were previously employed at universities or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could compromise our ability to commercialize, or prevent us from commercializing, our product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Relating to Our Business Operations and Industry

Our future success depends on our ability to retain executives and to attract, retain and motivate key personnel.

        Because of the specialized scientific nature of our business and the unique properties of our GSNOR inhibitor platform, our success is highly dependent upon our ability to attract and retain qualified scientific and technical personnel, consultants and advisors. We are dependent on the principal members of our management staff, particularly Mr. Jon Congleton and Mr. R. Michael Carruthers, to help us achieve our business objectives. We are also dependent on the principal members of our scientific staff, particularly Ms. Janice Troha and Drs. Steven Shoemaker and Sherif Gabriel, who have extensive knowledge of, and experience developing, GSNOR inhibitors. The loss of their services might significantly delay or prevent the achievement of our research, development and business objectives.

        We will need to recruit a significant number of additional personnel in order to achieve our operating goals. In order to pursue our product development and marketing and sales plans, we will need to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing, marketing and sales, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. We also rely on consultants and advisors to assist in formulating our research and development strategy and adhering to complex regulatory requirements. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that we will be able to attract and retain such individuals on acceptable terms, if at all. Additionally, our facilities are located in Colorado, which may make attracting and retaining qualified scientific and technical personnel from outside of Colorado difficult. The failure to attract and retain qualified personnel, consultants and advisors could delay or prevent our ability to commercialize our N91115 and other potential product candidate based on our GSNOR inhibitor portfolio, which could have a material adverse effect on our business, financial condition and results of operations.

We will need to grow the size of our organization, and we may experience difficulties managing this growth.

        We are an early stage company with 23 full-time employees and one part-time employee as of June 3, 2015. As our development and commercialization plans and strategies develop, we expect to need additional research and development, managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including:

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  managing our clinical trials effectively;

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  preparing for and executing on the commercial launch of N91115 or any other potential product candidate;

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  identifying, recruiting, maintaining, motivating and integrating additional employees;

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  managing our internal development efforts effectively while complying with our contractual obligations to other third parties;

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  improving our managerial, development, operational and finance systems; and

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  developing our compliance infrastructure and processes to ensure compliance with complex regulations and industry standards regarding us and our potential product candidates.

        As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical studies and trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

We are exposed to potential product liability or similar claims, and insurance against these claims may not be available to us at a reasonable rate in the future or at all.

        Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Clinical trials involve the testing of product candidates on human subjects or volunteers under a research plan, and carry a risk of liability for personal injury or death to patients due to unforeseen adverse side effects, improper administration of the product candidate, or other factors. Many of these patients are already seriously ill and are therefore particularly vulnerable to further illness or death.

        We currently carry clinical trial liability insurance in the amount of $10.0 million in the aggregate, but there can be no assurance that we will be able to maintain such insurance or that the amount of such insurance will be adequate to cover claims. We could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim outside the scope of indemnity or insurance coverage, if the indemnity is not performed or enforced in accordance with its terms, or if our liability exceeds the amount of applicable insurance. In addition, there can be no assurance that insurance will continue to be available on terms acceptable to us, if at all, or that if obtained, the insurance coverage will be sufficient to cover any potential claims or liabilities. Similar risks would exist upon the commercialization or marketing of any products by us or our collaborators.

        Regardless of their merit or eventual outcome, product liability claims may result in:

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  decreased demand for our product;

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  injury to our reputation and significant negative media attention;

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  withdrawal of clinical trial participants;

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  costs of litigation;

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  distraction of management; and

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  substantial monetary awards to plaintiffs.

        Should any of these events occur, it could have a material adverse effect on our business and financial condition.

We may become involved in securities class action litigation that could divert management's attention and adversely affect our business and could subject us to significant liabilities.

        The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical companies. These broad market fluctuations as well a broad range of other factors, including the realization of any of the risks described in this "Risk Factors" section of this prospectus, may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies generally experience significant stock price volatility. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could adversely affect our business. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price will likely be volatile and an active, liquid and orderly trading market may not develop for our common stock. As a result you may not be able to resell your shares at or above your purchase price.

        Before this offering, there has been no public market for shares of our common stock. Although we intend to apply to have our common stock listed on The Nasdaq Global Market, an active trading market for our common stock may not develop or, if it develops, may not be sustained after this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable, which may reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to enter into strategic partnership or acquire future products or licenses by using our common stock as consideration. Our company and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the market price of our common stock after the offering and you may not be able to sell your shares of our common stock at or above the price you paid in the offering. As a result, you could lose all or part of your investment.

        The market price of our common stock following this offering may fluctuate substantially as a result of many factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of the value of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

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  the development status of N91115 or any other potential product candidate and when they receive regulatory approval;

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  the results of our preclinical studies and clinical trials;

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  performance of third parties on whom we rely to manufacture our products, product components and product candidates, including their ability to comply with regulatory requirements;

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  the success of, and fluctuation in, the revenue generated from our product candidates, if approved;

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  our execution of our sales and marketing, manufacturing and other aspects of our business plan;

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  results of operations that vary from those of our competitors and the expectations of securities analysts and investors;

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  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

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  our announcement of significant contracts, acquisitions, or capital commitments;

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  announcements by our competitors of competing products or other initiatives;

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  announcements by third parties of significant claims or proceedings against us;

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  regulatory and reimbursement developments in the United States and abroad;

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  future sales of our common stock;

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  additions or departures of key personnel; and

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  general domestic and international economic conditions unrelated to our performance.

        In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies. These broad market factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management's attention and resources.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Our principal stockholders will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

        After this offering, it is anticipated that our principal stockholders, which consist of entities affiliated with the Estate of Arnold H. Snider, III, Deerfield Management Company, L.P., RA Capital Healthcare Fund, LP, Wellington Management Company LLP and Tiger Partners, L.P., and certain of their affiliates, will beneficially own or control, directly or indirectly, 7,512,344 shares of our common stock (not including any shares purchased in this offering), which in the aggregate will represent approximately 56.0% of the outstanding shares of our common stock, or 53.5% if the underwriters' option to purchase additional shares is exercised in full. As a result, if some of these persons or entities act together, they will have the ability to exercise significant influence over matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares. Some of these persons or entities who make up our principal stockholders may have interests different from yours.

        See "Principal Stockholders" below for more information regarding the ownership of our outstanding common stock by our principal stockholders.

Investors purchasing common stock in this offering will experience immediate and substantial dilution.

        The assumed initial public offering price of shares of our common stock is substantially higher than the pro forma net tangible book deficit per outstanding share of our common stock. You will incur immediate and substantial dilution of $8.46 per share in the pro forma net tangible book deficit of shares of our common stock, based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Further, investors purchasing shares of our common stock in this offering will contribute approximately 29.8% of the total amount invested by stockholders since our inception, and own, as a result of such investment, 32.0% of shares of our common stock outstanding immediately following this offering. In addition, we have outstanding options and warrants with exercise prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution of the common stock sold in this offering. See "Dilution" below for more information.

Future sales, or the perception of future sales, of a substantial amount of our common shares could depress the trading price of our common stock.

        If we or our stockholders sell substantial amounts of our shares of common stock in the public market following this offering or if the market perceives that these sales could occur, the market price of shares of our common stock could decline. These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

        Upon completion of this offering, we will have 200,000,000 shares of common stock authorized and 13,412,397 shares of common stock outstanding. Of these shares, the 4,285,714 shares to be sold in this offering will be freely tradable (other than any shares sold to existing investors who are subject to lock-up agreements). We, our executive officers and directors, and holders of substantially all of our capital stock outstanding have entered into agreements with the underwriters not to sell or otherwise dispose of shares of our common stock for a period of at least 180 days following completion of this offering, with certain exceptions. Immediately upon the expiration of this lock-up period, 7,120,564 shares will be freely tradable pursuant to Rule 144 under the Securities Act by non-affiliates and another 6,291,833 shares will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively or may use them in a way investors do not approve.

        Although we currently intent to use the net proceeds from this offering in the manner described in "Use of Proceeds" elsewhere in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our common stock less attractive to investors.

        The JOBS Act is intended to reduce the regulatory burden on "emerging growth companies." As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenue are less than $1.0 billion will, in general, qualify as an "emerging growth company" until the earliest of:

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  the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

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  the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

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  the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

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  the date on which it is deemed to be a "large accelerated filer," which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) has filed at least one annual report pursuant to the Exchange Act.

        Under this definition, we will be an "emerging growth company" upon completion of this offering and could remain an "emerging growth company" until as late as December 31, 2020. For so long as we are an "emerging growth company," we will, among other things:

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  not be required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley;

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  not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

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  not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

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  be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

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  be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        Furthermore, if we take advantage of some or all of the reduced disclosure requirements above, we cannot predict if investors will find our common stock less attractive. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and the Public Company Accounting Oversight Board, or PCAOB, regarding our internal control over financial reporting. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the market price of our common stock and your investment.

        Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the PCAOB. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

        In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of Sarbanes-Oxley so that our management can certify as to the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2016 is due and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an "emerging growth company," as defined in the JOBS Act, although, as described in the preceding risk factor, we could potentially qualify as an "emerging growth company" until December 31, 2020. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

        If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management's assessment and the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

        Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures as well as internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are and will be met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

        We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Dodd-Frank Act and Sarbanes-Oxley as well as related rules implemented by the SEC and The Nasdaq Global Market, have required changes in corporate governance practices of public companies. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional changes. We expect that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of Sarbanes-Oxley, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. Although the JOBS Act may for a limited period of time somewhat lessen the cost of complying with these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our business, results of operations and financial condition.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

        Our corporate documents, to be effective immediately before the closing of this offering, and the Delaware General Corporation Law, or DGCL, contain provisions that may enable our Board of Directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions:

  ▪
  stagger the terms of our Board of Directors and require 66 2/3% stockholder voting to remove directors, who may only be removed for cause;

  ▪
  authorize our Board of Directors to issue "blank check" preferred stock and to determine the rights and preferences of those shares, which may be senior to our common stock, without prior stockholder approval;

  ▪
  establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholders meetings;

  ▪
  prohibit our stockholders from calling a special meeting and prohibit stockholders from acting by written consent;

  ▪
  require 66 2/3% stockholder voting to effect certain amendments to our certificate of incorporation and bylaws; and

  ▪
  prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates.

        These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third party claims against us and may reduce the amount of money available to us.

        Our amended and restated certificate of incorporation to be effective upon completion of this offering provides that we will indemnify our directors to the fullest extent permitted by Delaware law.

        In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective upon completion of this offering and our indemnification agreements that we have entered into with our directors and officers provide that:

  ▪
  We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  ▪
  We may, in our discretion, indemnify other employees and agents in those circumstances where indemnification is permitted by applicable law.

  ▪
  We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  ▪
  We will not be obligated pursuant to our amended and restated bylaws to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless the proceeding was authorized in the specific case by our Board of Directors or such indemnification is required to be made pursuant to our amended and restated bylaws.

  ▪
  The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

  ▪
  We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to our directors or officers.

        As a result, if we are required to indemnify one or more of our directors or officers, it may reduce our available funds to satisfy successful third party claims against us, may reduce the amount of money available to us and may have a material adverse effect on our business and financial condition.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

        Our amended and restated certificate of incorporation to be effective prior to the completion of this offering will provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our amended and restated certificate of incorporation. This choice of forum provision may limit our stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

We do not expect to pay any dividends on our common stock for the foreseeable future.

        We currently expect to retain all future earnings, if any, for future operations and expansion, and have no current plans to pay any cash dividends to holders of our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding the timing of our clinical trials, our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. Many of these statements are contained under the headings "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, we have identified such forward-looking statements with typical conditional words such as "anticipate," "intend," "believe," "estimate," "plan," "seek," "project" or "expect," "may," "will," "would," "could" or "should," the negative of these terms or other comparable terminology. Not all forward-looking statements contain these identifying words. Important factors related to forward-looking statements may include, among others, assumptions regarding:

  ▪
  our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

  ▪
  the success, timing and cost of our ongoing clinical development program, including the anticipated Phase 2 clinical trial for N91115 to test the safety and efficacy of N91115 in a triple therapy of N91115 along with lumacaftor/ivacaftor, including statements regarding the timing of initiation and completion of the Phase 2 clinical trial;

  ▪
  our expectations regarding the clinical efficacy of N91115 and results of our Phase 2 and Phase 3 clinical trials for N91115;

  ▪
  Unexpected developments with CFTR modulators with which N91115 is intended to be administered, including Vertex's co-formulated lumacaftor/ivacaftor;

  ▪
  the timing of the initiation of Phase 3 clinical trials for N91115, including our ability to timely enroll a sufficient number of CF patients;

  ▪
  the timing of and our ability to submit regulatory filings with the FDA and to obtain and maintain FDA or other regulatory authority approval of, or other action with respect to, N91115;

  ▪
  following regulatory approval, our ability to successfully commercialize, market and manufacture sufficient quantities of N91115;

  ▪
  third party payer reimbursement for N91115;

  ▪
  the timing, cost and other aspects of the commercial launch of N91115 and potential future sales of of N91115;

  ▪
  federal, state, and non-U.S. regulatory requirements, including regulation of N91115 or any other future product candidates by the FDA;

  ▪
  our expectations regarding third party manufacturers, CROs and other parties with whom we may collaborate;

  ▪
  the potential advantages of our other potential product candidates;

  ▪
  our expectations related to the use of proceeds from this offering;

  ▪
  our competitors and their product candidates, including our expectations regarding those competing product candidates;

  ▪
  our ability to protect and enforce our intellectual property rights, including our patented and trade secret protected proprietary rights in our product candidates; and

  ▪
  anticipated trends and challenges in our business and the markets in which we operate.

        These statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on such statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus and, except as required by law, we do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents referenced in this prospectus and filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $52.3 million (or approximately $60.7 million if the underwriters exercise in full their overallotment option) from our sale of shares of common stock in this offering, based on our assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $4.0 million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Similarly, a 1.0 million share increase (decrease) in the number of shares we are offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $13.0 million, assuming that the initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to obtain additional capital to support our operations and continued clinical development of our lead product candidate N91115, to establish a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds from this offering as follows:

  ▪
  approximately $12.0 million to fund the direct program expenses for the completion of our Phase 2 clinical program to assess the safety and efficacy of N91115 in combination with Vertex's lumacaftor/ivacaftor;

  ▪
  approximately $35.0 million to fund the direct program expenses to substantially enroll patients in our anticipated Phase 3 clinical program; and

  ▪
  the remainder, if any, to fund new and ongoing research and development activities and for working capital and other general corporate purposes, including funding the costs of operating as a public company.

        Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds from this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the outcomes of our ongoing and planned clinical trials and the cost of our research and development activities, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds.

        Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest-bearing instruments and U.S. government securities.

 DIVIDEND POLICY

        We have never declared or paid any dividends on our common stock and do not anticipate paying cash dividends to holders of our common stock in the foreseeable future. We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business. See "Risk Factors—We do not expect to pay any dividends on our common stock for the foreseeable future." Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and covenants in any future financing arrangements.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2015:

  ▪
  on an actual basis;

  ▪
  on a pro forma basis to give effect to (1) the conversion of all of the outstanding shares of our preferred stock into 6,915,525 shares of our common stock immediately prior to the closing of this offering, and (2) the filing of our amended and restated certificate of incorporation in connection with this offering; and

  ▪
  on a pro forma as adjusted basis to give further effect to the sale by us of 4,285,714 shares of common stock in this offering at the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following information together with the information contained in "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2015
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
Cash and cash equivalents	$22,865	$22,865	$75,907

Convertible preferred stock:
Convertible preferred stock, par value $0.001 per share, 23,228,986 shares authorized, 19,978,986 shares issued and outstanding, actual; no shares authorized issued or outstanding, pro forma and pro forma as adjusted	41,880	—	—
Stockholders' equity (deficit):
Preferred stock, par value $0.001 per share, no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.001 per share, 35,000,000 shares authorized, 2,211,158 shares issued and outstanding, actual; 200,000,000 shares authorized, 9,126,683 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 13,412,397 shares issued and outstanding, pro forma as adjusted	2	9	13
Additional paid-in capital	110,416	152,289	204,584
Accumulated deficit	(130,333)	(130,333)	(130,333)

Total stockholders' equity (deficit)	(19,915)	21,965	74,264

Total capitalization	$21,965	$21,965	$74,264

        Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $4.0 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Each 1.0 million share increase (decrease) in the number of shares we are offering would increase (decrease) each of cash and cash equivalents, additional paid in capital, total stockholders' equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $13.0 million, assuming that the initial public offering price per share remains at $14.00 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The number of shares of our common stock outstanding after the completion of this offering is based on 2,211,158 shares outstanding as of March 31, 2015, and excludes the following:

  ▪
  1,272,598 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2015, at a weighted-average exercise price of $4.50 per share, under the 2012 Plan;

  ▪
  15,576 shares of our common stock issuable upon the exercise of stock options granted on April 29, 2015, at an exercise price of $4.56 per share, under the 2012 Plan;

  ▪
  18,534 shares issuable upon the exercise of warrants to purchase common stock outstanding as of March 31, 2015, at an exercise price of $24.28 per share;

  ▪
  22,291 shares issuable upon the exercise of common stock stock purchase rights outstanding as of March 31, 2015, at a price of $26.28 per share;

  ▪
  938,900 shares of common stock (based on the number of shares to be sold in this offering, as set forth on the cover page of this prospectus) reserved for future issuance under the 2015 Plan, which will become effective immediately prior to the consummation of this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2015 Plan; and

  ▪
  201,200 shares of common stock (based on the number of shares to be sold in this offering, as set forth on the cover page of this prospectus) reserved for issuance under the 2015 Purchase Plan, which will become effective immediately prior to the consummation of this offering.

DILUTION

        If you invest in shares of our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the closing of this offering.

        Our historical net tangible book value (deficit) as of March 31, 2015, was approximately $(19.9) million, or $(9.01) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our liabilities and convertible preferred stock, which is not included within stockholders' equity (deficit). Historical net tangible book value per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of March 31, 2015.

        Our pro forma net tangible book value as of March 31, 2015, was approximately $22.0 million, or $2.41 per share of our common stock. Pro forma net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock, after giving effect to the conversion of all of the outstanding shares of our preferred stock into 6,915,525 shares of our common stock immediately prior to the closing of this offering, into the net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities.

        After giving further effect to the sale by us of 4,285,714 shares of common stock in this offering at the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the adjusted pro forma net tangible book value attributable to shares of our common stock as of March 31, 2015 would have been approximately $74.3 million, or $5.54 per share. This represents an immediate increase in adjusted pro forma net tangible book value of $3.13 per share to the holders of our existing common stock and an immediate dilution of $8.46 per share to new investors purchasing shares of common stock at the assumed initial public offering price.

        The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Historical net tangible book value (deficit) per share as of March 31, 2015	$(9.01)
Pro forma increase (decrease) in net tangible book value per share as of March 31, 2015 attributable to the conversion of preferred stock into common stock	11.42

Pro forma net tangible book value per share as of March 31, 2015	$2.41
Increase per share attributable to sale of shares of common stock in this offering	3.13

Adjusted pro forma net tangible book value per share after this offering		$5.54

Adjusted pro forma dilution in net tangible book value per share to new investors		$8.46

        Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the adjusted pro forma net tangible book value by $0.30 per share and the dilution in net tangible book value per share to new investors in this offering by $0.70 per share, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Each 1.0 million share increase (decrease) in the number of shares we are offering would increase (decrease) the adjusted pro forma net tangible book value by approximately $0.52 per share and the dilution in net tangible book value per share to new investors in this offering by approximately $(0.52) per share, assuming that the initial public offering price per share remains at $14.00 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their option to purchase additional shares in full, the adjusted pro forma net tangible book value per share after this offering will increase to $5.88 per share, representing an immediate increase to existing stockholders of $3.47 per share and an immediate dilution of $8.12 per share to new investors. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

        The following table sets forth, on an adjusted pro forma basis as of March 31, 2015, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price / Share
	Number	Percent	Amount	Percent
Existing stockholders	9,126,683	68.0%	$141,200,547	70.2%	$15.47
New investors	4,285,714	32.0%	60,000,000	29.8%	14.00

Total	13,412,397	100%	$201,200,547	100%

        A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and the total average price per share by approximately $4.3 million and $0.32, respectively, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same.

        Each 1.0 million share increase (decrease) in the number of shares we are offering would increase (decrease) total consideration paid by new investors and the total average price per share by approximately $14.0 million and $(0.07), respectively, assuming that the initial public offering price per share remains at $14.00 (which is the midpoint of the price range set forth on the cover page of this prospectus).

        If the underwriters exercise their option to purchase additional shares in full, the number of shares held by new investors will increase to 4,928,571, or 35.1% of the total number of shares of common stock after this offering and the percentage of shares held by existing stockholders will decrease to 64.9% of the total shares outstanding after this offering.

        The foregoing discussion and tables are based on 2,211,158 shares of common stock outstanding as of March 31, 2015, and excludes the following:

  ▪
  1,272,598 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2015, at a weighted average exercise price of $4.50 per share, under the 2012 Plan;

  ▪
  15,576 shares of our common stock issuable upon the exercise of stock options granted on April 29, 2015, at an exercise price of $4.56 per share, under the 2012 Plan;

  ▪
  18,534 shares issuable upon the exercise of warrants to purchase common stock outstanding as of March 31, 2015, at an exercise price of $24.28 per share;

  ▪
  22,291 shares issuable upon the exercise of common stock stock purchase rights outstanding as of March 31, 2015, at a price of $26.28 per share;

  ▪
  938,900 shares of common stock (based on the number of shares to be sold in this offering, as set forth on the cover page of this prospectus) reserved for future issuance under the 2015 Plan, which will become effective immediately prior to the consummation of this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2015 Plan; and

  ▪
  201,200 shares of common stock (based on the number of shares to be sold in this offering, as set forth on the cover page of this prospectus) reserved for issuance under the 2015 Purchase Plan, which will become effective immediately prior to the consummation of this offering.

        To the extent that any of our outstanding options to purchase common stock, warrants to purchase common stock or stock purchase rights are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities or any options are exercised, new investors will experience further dilution.

 SELECTED FINANCIAL DATA

        The following tables summarize our selected financial data for the periods and as of the dates indicated. Our selected statements of operations data for the three months ended March 31, 2014 and 2015, and our selected balance sheet data as of March 31, 2015 have been derived from our unaudited financial statements and related notes included elsewhere in this prospectus. Our selected statements of operations data for each of the years ended December 31, 2012, 2013 and 2014, and our selected balance sheet data as of December 31, 2014 have been derived from our audited financial statements and related notes included elsewhere in this prospectus. Our interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to state fairly our financial position as of March 31, 2015 and the results of our operations for the three months ended March 31, 2014 and 2015. The results for the three months ended March 31, 2015 are not necessarily indicative of results to be expected for the year ending December 31, 2015, any other interim periods or any future period or year. Our selected financial data should be read together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our financial statements and their related notes, which are included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except share and per share data)	2014	2015	2012	2013	2014
	(unaudited)
Statements of operations data:
Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	3,851	3,016	7,100	13,136	12,200
General and administrative	539	1,299	1,930	2,141	2,287

Loss from operations	(4,390)	(4,315)	(9,030)	(15,277)	(14,487)
Other income (expense):
Other income (expense), net	252	1	151	10	296
Interest expense	(212)	—	(694)	(931)	(845)

Total other expense, net	40	1	(543)	(921)	(549)

Net loss and comprehensive loss	$(4,350)	$(4,314)	$(9,573)	$(16,198)	$(15,036)

Gain on extinguishment of convertible debt as a capital transaction	$—	$—	$—	$—	$378

Net loss attributable to common stockholders	$(4,350)	$(4,314)	$(9,573)	$(16,198)	$(14,658)

Weighted-average common shares outstanding—basic and diluted	160,959	2,208,833	137,352	155,028	723,060

Net loss per share attributable to common stockholders outstanding—basic and diluted	$(27.03)	$(1.95)	$(69.70)	$(104.49)	$(20.27)

Pro forma weighted average common shares outstanding—basic and diluted(1)		9,124,358			7,638,585

Pro forma net loss per share attributable to common stockholders—basic and diluted(1)		$(0.47)			$(1.92)

(in thousands)	As of March 31, 2015	As of December 31, 2014
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$22,865	$27,812
Working capital(2)	21,828	26,027
Total assets	26,302	28,543
Total liabilities	4,337	2,415
Convertible preferred stock	41,880	41,880
Accumulated deficit	(130,333)	(126,019)
Total stockholders' equity (deficit)	(19,915)	(15,752)

(1)
Gives effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 6,915,525 shares of common stock.
(2)
We define working capital as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Our actual results may differ materially from those described below. You should read the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are a clinical stage pharmaceutical company committed to the discovery, development and commercialization of product candidates for patients with cystic fibrosis, or CF. CF is a life-shortening genetic disease that affects an estimated 70,000 people worldwide, including approximately 65,000 in the United States and Europe. Our lead product candidate, N91115, is a small molecule that addresses a defect in the cystic fibrosis transmembrane conductance regulator, or CFTR, resulting from mutations in the CFTR gene, the underlying cause of CF. We believe N91115 is a first-in-class CFTR stabilizer that modulates CFTR activity through GSNOR inhibition, which is a novel mechanism that we expect to be complementary to existing and future CFTR modulators. We own exclusive rights to N91115 in the United States and all other major markets, including U.S. composition of matter patent protection until at least 2031.

        Currently, we are conducting a Phase 1b clinical trial in CF patients homozygous for the F508del CFTR mutation, the most prevalent CFTR mutation. Following this, we intend to initiate a Phase 2 clinical trial that will assess the safety and efficacy of N91115 in a triple therapy with two other CFTR modulators, lumacaftor together with ivacaftor, or lumacaftor/ivacaftor. We plan to initiate the Phase 2 clinical trial as soon as feasible after the commercial launch of lumacaftor/ivacaftor, which has a PDUFA date of July 5, 2015. We expect to report top line results from our Phase 2 clinical trial six to nine months after initiation.

        Our operations to date have focused on discovery and development of our portfolio of GSNOR inhibitors, including N91115 and N6022. N6022 was the first product candidate to emerge from our GSNOR inhibitor portfolio and was optimized for inhaled delivery with low oral bioavailability. In order to provide translational evidence of GSNOR's role in lung disease, we initially explored the effects of N6022 in patients with mild asthma using an intravenous formulation. N6022 demonstrated a significant, beneficial effect on the airways in these patients, thus confirming the beneficial effects of N6022 observed in our preclinical studies of asthma. N6022 paved the way for N91115 by establishing initial safety of the class in healthy subjects and patients with CF. Because an oral dosage form is preferable in CF, a systemic disease that is not confined to the lungs, we elected to discontinue further development of N6022 in the chronic management of CF, but we may pursue development of N6022 in an inhaled dosage form for other potential indications.

        To date, we have not generated any revenue. Based on our current plans, we do not expect to generate any revenue for the foreseeable future.

        Since inception, we have financed our operations primarily through private placements of equity, debt and convertible debt. From our inception in July 2003 to March 31, 2015, we raised $146.2 million in net proceeds from these sources of which $5.0 million has been repaid. As of March 31, 2015, we had no debt, and cash and cash equivalents of $22.9 million.

        We have incurred losses from operations in each year since our inception. Our net losses were $4.3 million and $4.4 million for the three months ended March 31, 2015 and 2014, respectively, and $15.0 million, $16.2 million and $9.6 million for the years ended December 31, 2014, 2013 and 2012, respectively. As of March 31, 2015, we had an accumulated deficit of $130.3 million. We expect to continue incurring losses for the foreseeable future as we advance our lead product candidate, N91115, through clinical development, regulatory approval and, if approved, commercialization. We expect that research and development expenses will increase as we continue to develop our product candidates, and general and administrative costs will increase as we operate as a public company. We anticipate that we will need to raise additional capital in addition to the net proceeds of this offering prior to the commercialization of N91115 or any other potential product candidate. Until such time that we can generate revenue from product sales, which, based on our current development plans, we do not expect to occur until 2018 at the earliest, we expect to finance our operating activities primarily through selling equity, incurring debt, partnerships, grants or other nondilutive sources of financing. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, if at all. Our failure to raise capital when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. This could force us to delay, limit, reduce or terminate our research and development programs and commercialization efforts. Failure to receive additional funding could cause us to cease operations, in part or in full.

Financial Operations Overview

  Revenue

        To date, we have not generated any revenue. In the future, we may generate revenue from sales or licensing of N91115 or other potential product candidates. Based on our current development plans, we do not expect to generate product revenue until 2018 at the earliest. If we fail to complete the clinical development of an N91115-based therapy, our ability to generate future revenue, and our results of operations and financial position, will be adversely affected.

  Research and Development Expense

        Research and development expense consists of costs incurred for the development of our product candidates, which include:

  ▪
  employee-related expenses, including salaries, benefits, travel and other compensation expenses;

  ▪
  expenses incurred for CROs, clinical investigators, clinical consultants and clinical sites that will conduct our preclinical studies and clinical trials as well as costs associated with acquiring, developing and manufacturing preclinical and clinical supplies, which we refer to collectively as Direct Program Expenses;

  ▪
  costs associated with regulatory filings; and

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  costs of laboratory supplies, facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs related to research and development.

        Research and development costs are expensed as incurred. Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We plan to increase our research and development expenses for the foreseeable future as we seek to advance clinical development of our lead product candidate, N91115.

        The following table identifies Direct Program Expenses on a program-specific basis for our product candidates. All other research and development costs, including salaries, benefits and stock-based compensation, consulting and outsourced services, facilities and depreciation, and other expenses are not allocated to specific programs as they are deployed across multiple projects under development. Other expenses include travel, lab and office supplies, business insurance and other miscellaneous expenses.

	Three Months Ended March 31,		Years Ended December 31,
	2014	2015	2012	2013	2014
	(in thousands)
	(unaudited)
Direct Program Expenses:
N91115 CF expenses	$965	$1,587	$513	$2,674	$4,248
N6022 CF expenses	1,051	—	450	3,412	1,622

Total Direct Program Expenses	2,016	1,587	963	6,086	5,870
Personnel and Other Expenses
Salaries, benefits and stock-based compensation	1,402	1,098	4,240	5,235	4,973
Consulting and outsourced services	147	58	913	497	418
Facilities and depreciation	68	67	441	446	284
Other expenses	218	206	543	872	655

Total research and development costs	$3,851	$3,016	$7,100	$13,136	$12,200

        All of our research and development expenses for the three months ended March 31, 2014 and 2015 and the years ended December 31, 2012, 2013 and 2014 relate to the development of N91115 and N6022. We have expended an aggregate of approximately $9.0 million for Direct Program Expenses related to N91115 from inception through March 31, 2015. The successful development of N91115 or any other potential product candidate is uncertain. We cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of, or when the period in which we receive material net cash inflows may commence, from N91115 or any other potential product candidate. This uncertainty is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials which vary significantly over the life of a project as a result of differences arising during clinical development, including:

  ▪
  the number and results of our clinical trials;

  ▪
  the number of clinical sites included in the trials;

  ▪
  the number of patients that ultimately participate in the trials;

  ▪
  the length of time required to enroll suitable patients; and

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  the ability to obtain a drug supply for our trials.

        Our expenditures are subject to additional uncertainties, including the timing of the regulatory approval of Vertex's lumacaftor/ivacaftor and its commercialization, our preclinical study and clinical trial expenses, our costs to acquire, develop and manufacture preclinical study and clinical trial materials, the timing of regulatory approval for N91115 and post-commercialization and other incremental research and development costs for N91115 or any other potential product candidate. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Changes in variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or other regulatory authorities were to require us to conduct preclinical studies or clinical trials beyond those which we anticipate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the clinical development of our product candidates.

  General and Administrative Expense

        General and administrative expense consists principally of salaries and related costs, including stock-based compensation, for personnel in executive, finance, business development and information technology functions. Other general and administrative expenses include facility costs and professional fees for legal, patent review, consulting and accounting services.

        We anticipate that our general and administrative expense will increase during the next two fiscal years due to many factors. The most significant of these factors include:

  ▪
  increased personnel expenses, other than research and development personnel, to support the clinical development of N91115; and

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  increased expenses related to becoming and operating as a publicly traded company, including increased legal and accounting services, addition of new headcount to support stock exchange and SEC reporting compliance, public and investor relations and communication needs and increased insurance premiums.

  Other Income (Expense), Net

        Other income (expense), net consists primarily of the gain or loss due to the change in the fair value of preferred stock warrant liabilities. Subsequent to the completion of the stock conversion on September 23, 2014, all outstanding shares of preferred stock were converted into shares of common stock and warrants exercisable for shares of our preferred stock automatically adjusted to become exercisable for shares of common stock, and therefore changes in the fair value of preferred stock warrant liabilities will no longer impact other income (expense), net.

  Interest Expense

        Interest expense consists primarily of interest accrued on our convertible debt and interest paid on our Loan and Security Agreement with Horizon Technology Finance dated February 18, 2011, or the Horizon Loan. We repaid all outstanding principal and interest under the Horizon Loan in full in July 2014. Also included in interest expense is the amortization of the discount on the Horizon Loan and convertible debt during 2013 and 2014.

Results of Operations

  Comparison of the Three Months Ended March 31, 2014 and 2015.

        Research and Development Expenses.    Research and development expenses for the three months ended March 31, 2014 and 2015 were as follows:

	Three Months Ended March 31,
	2014	2015
	(in thousands)
Research and development expenses	$3,851	$3,016
Decrease from prior year	—	$(835)
% change from prior year		(21.7)%

        The decrease in research and development expenses for the three months ended March 31, 2015 compared to the same period in the prior year was primarily due to a decrease in direct program expenses. Clinical trial expenses for N6022 decreased by $1.1 million during the comparable periods as the Phase 1b trial was completed in April 2014. Partially offsetting these decreases was an increase of $622,000 in expenses during the comparable periods related to the clinical development of N91115. During early 2014, the Phase 1a safety trial began and was completed in November of the same year, while the larger Phase 1b clinical trial in CF patients started in February 2015. Additionally, salaries, benefits and stock-based compensation combined decreased by approximately $302,000 during the three months ended March 31, 2015 compared to the same period in the prior year due to decreased headcount resulting from the reduction in force implemented in July 2014.

        General and Administrative Expenses.    General and administrative expenses for the three months ended March 31, 2014 and 2015 were as follows:

	Three Months Ended March 31,
	2014	2015
	(in thousands)
General and administrative expenses	$539	$1,299
Increase from prior year	—	$760
% change from prior year		141.0%

        The increase in general and administrative expenses for the three months ended March 31, 2015 compared to the same period in the prior year was primarily attributable to increased salary expense, employee benefits and stock-based compensation expense tied to a revised employee incentive plan and the hiring of a new CEO and CFO during the early part of 2015. Additionally, audit fees, legal support costs, patent expenses and various investor relations expenses increased by approximately $300,000 during the three months ended March 31, 2015 over the same period in the prior year.

        Other Income (Expense), Net.    Other income (expense), net for the three months ended March 31, 2014 and 2015 were as follows:

	Three Months Ended March 31,
	2014	2015
	(in thousands)
Other income (expense), net	$252	$1
Decrease from prior year	—	$(251)
% change from prior year		(99.6)%

        The decrease in other income (expense), net for the three months ended March 31, 2015 compared to the same period in the prior year was primarily due to approximately $260,000 recorded as a gain due to the change in the fair value of preferred stock warrant liabilities that were adjusted to fair market value at March 31, 2014. These preferred stock warrant liabilities were reclassified as a component of equity during September 2014. Therefore no similar mark-to-market adjustment was recorded during 2015.

        Interest Expense.    Interest expense for the three months ended March 31, 2014 and 2015 were as follows:

	Three Months Ended March 31,
	2014	2015
	(in thousands)
Interest expense	$212	$—
Decrease from prior year	—	$(212)
% change from prior year		(100.0)%

        The decrease in interest expense for the three months ended March 31, 2015 compared to the same period in the prior year was due to interest paid on the outstanding Horizon Loan and interest accrued on the convertible debt outstanding during the first three months of 2014. The Horizon Loan was fully repaid in July 2014 and all remaining convertible debt and accrued interest was converted to shares of Convertible Preferred Stock during September 2014. Nivalis had no debt or resulting interest expense during the first three months of 2015.

  Comparison of the Years Ended December 31, 2012, 2013 and 2014.

        Research and Development Expenses.    Research and development expenses for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Years Ended December 31,
	2012	2013	2014
	(in thousands)
Research and development expenses	$7,100	$13,136	$12,200
Increase (decrease) from prior year	—	$6,036	$(936)
% change from prior year		85.0%	(7.1)%

        Fiscal 2014 as compared to Fiscal 2013 — The decrease in research and development expenses for the year ended December 31, 2014 compared to the prior year was primarily attributable to a decrease in headcount as a result of a reduction in force that was implemented in July 2014, along with related decreases in lab supplies and equipment costs. In addition, clinical trial expenses for N6022 decreased by $1.8 million during 2014 as the Phase 1b trial was completed in

April 2014. Partially offsetting these decreases was an increase of $1.6 million in clinical trial expenses for the same period related to the N91115 Phase 1a safety trial.

        Fiscal 2013 as compared to Fiscal 2012 — The increase in research and development expenses for the year ended December 31, 2013 compared to the prior year was primarily related to a $2.2 million increase in preclinical research and clinical trial preparation expenses for N91115 and a $3.0 million increase in clinical trial expenses for N6022. Of the $2.2 million increase in N91115 related expenses, $1.4 million was attributed to the production of clinical trial materials with contract manufacturers and the completion of toxicology studies. Clinical trial expenses for N6022 were related to a Phase 1b trial, which was initiated in March 2013 and subsequently completed in April 2014. The remainder of the increase in research and development expenses for the year ended 2013 was related to an increase in headcount.

        General and Administrative Expenses.    General and administrative expenses for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Years Ended December 31,
	2012	2013	2014
	(in thousands)
General and administrative expenses	$1,930	$2,141	$2,287
Increase from prior year	—	$211	$146
% change from prior year		10.9%	6.8%

        Fiscal 2014 as compared to Fiscal 2013 — The increase in general and administrative expenses for the year ended December 31, 2014 over the prior year was attributable to increases in recruiting search fees for a replacement CEO and increases in patent expenses and legal support costs. These increases were partially offset by decreases in salary expense and related benefits of $238,000 due to reduced employment levels.

        Fiscal 2013 as compared to Fiscal 2012 — The increase in general and administrative expenses for the year ended December 31, 2013 over the prior year was primarily attributable to the cost of obtaining new patents and increased costs associated with maintaining existing patents.

        Other Income (Expense), Net.    Other income (expense), net for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Years Ended December 31,
2012		2013	2014
	(in thousands)
Other income (expense), net	$151	$10	$296
Increase (decrease) from prior year	—	$(141)	$286

        Fiscal 2014 as compared to Fiscal 2013 — The increase in other income (expense), net for the year ended December 31, 2014 over the prior year was primarily due to a gain recorded for the change in fair market value of preferred stock warrant liabilities that were reclassified to equity subsequent to the completion of the stock conversion on September 23, 2014.

        Fiscal 2013 as compared to Fiscal 2012 — The decrease in other income (expense), net for the year ended December 31, 2013 over the prior year was due to $151,000 recorded as a gain due to the change in the fair value of preferred stock warrant liabilities that were adjusted to fair market value for the year ended 2012 compared to a gain of approximately $10,000 for the year ended 2013.

        Interest Expense.    Interest expense for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Years Ended December 31,
2012		2013	2014
	(in thousands)
Interest on Horizon Loan	$513	$410	$137
Interest on convertible debt	14	356	431
Horizon Loan debt issue costs	71	69	101
Horizon Loan debt discount and convertible debt derivative discount	96	96	176

Total interest expense	$694	$931	$845
Increase (decrease) from prior year	—	$237	$(86)
% change from prior year		34.1%	(9.2)%

        Fiscal 2014 as compared to Fiscal 2013 — The decrease in interest expense for the year ended December 31, 2014 over the prior year was due to a lower average balance on the Horizon Loan resulting from principal payments made during the year leading up to the payoff of the loan in July 2014. Slightly offsetting this decrease was the increase in the interest rate on the convertible debt issued during 2014 compared to similar convertible debt issued during 2013. In addition, all remaining deferred financing costs and debt discount related to the Horizon Loan were written off when the loan was repaid.

        Fiscal 2013 as compared to Fiscal 2012 — The increase in interest expense for the year ended December 31, 2013 over the prior year was due to interest recorded on $12.0 million in principal amount of convertible debt issued during 2013. Partially offsetting this increase was a decrease in interest paid on the Horizon Loan during 2013 due to a lower average outstanding balance resulting from principal payments made during the period.

Liquidity and Capital Resources

        We have funded our operations primarily through the private placement of equity, convertible debt and the Horizon Loan. Through March 31, 2015, we received $88.8 million in net proceeds from the issuance of convertible preferred stock, $52.4 million of net proceeds through the issuance of convertible debt and $5.0 million of net proceeds from the issuance of the Horizon Loan, which was fully repaid on July 2, 2014. On September 23, 2014, we completed a recapitalization of our capital stock in which all previously issued preferred stock was converted into common stock at the then applicable conversion rate. On this same date, all outstanding principal and accrued, unpaid interest on convertible debt issued during 2014 was converted into a newly created series of preferred stock, the Series 1 convertible preferred stock. In addition, we completed a one-for-four reverse split of our common stock. All of the share and unit numbers, share and unit prices, exercise prices, and other per share and unit information throughout this prospectus for all periods presented have been adjusted, on a retroactive basis, to reflect the reverse stock split. Following this, in November and December 2014, we raised $29.9 million in net proceeds from the issuance of Series 2 convertible preferred stock. As of March 31, 2015, we had cash and cash equivalents of $22.9 million.

        The following table sets forth the primary sources and uses of cash for each of the periods were as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2014	2015	2012	2013	2014
	(in thousands)
	(unaudited)
Net cash used in operating activities	$(4,636)	$(4,895)	$(9,518)	$(14,293)	$(14,448)
Net cash used in investing activities	(1)	(52)	(30)	(125)	(4)
Net cash provided by financing activities	4,582	—	11,663	10,811	41,166

Net increase (decrease) in cash and cash equivalents	$(55)	$(4,947)	$2,115	$(3,607)	$26,714

  Operating Activities

        First Quarter of Fiscal 2015 as compared to First Quarter of Fiscal 2014 — During the first quarter of fiscal 2015, our net loss of $4.3 million included noncash charges of approximately $168,000, primarily associated with stock-based compensation. During this same period, our net operating assets, excluding cash, increased by approximately $748,000. This was primarily the result of $2.7 million in increased prepaid expenses which were partially offset by increases in accounts payable and accrued employee benefits. Prepaid expenses increased by $2.2 million related to deferred IPO expenses while the balance was related to prepaid long-term toxicology studies related to N91115. Increases in accounts payable of $1.7 million were directly related to accrued IPO expenses while the increase in accrued employee benefits of approximately $305,000 was primarily related to accrued amounts for the fiscal 2015 employee incentive plan. During the first quarter of fiscal 2014, our net loss of $4.4 million included noncash net credit adjustments of approximately $62,000. During the same period, our net operating assets, excluding cash, increased by approximately $224,000. This was largely the result of increased prepaid expenses and decreased accounts payable.

        Fiscal 2014 as compared to Fiscal 2013 — Net loss and adjustments to reconcile net loss to net cash used in operating activities were similar for the years ended December 31, 2013 and 2014. The similar amount of cash utilized in operating activities is due to a $1.2 million decrease in net loss, which was offset by a similar decrease in cash provided by changes in components of working capital.

        Fiscal 2013 as compared to Fiscal 2012 — The increase in cash used in operating activities for the year ended December 31, 2013 over 2012 was driven by the $6.6 million increase in our net loss, which was offset by increases of $1.3 million in changes in the components of working capital and $568,000 in noncash charges. Of the changes in components of working capital, accounts payable and accrued payables increased by $924,000. These increases were primarily related to increased Direct Program Expenses related to the additional preclinical research and clinical trial preparation for N91115 and clinical activities for N6022.

  Investing Activities

        The net cash used in investing activities for all years presented was related to the purchase of computer hardware, computer software and laboratory equipment used within our research and development and general and administrative departments.

  Financing Activities

        Financing activities for the three months ended March 31, 2014 and 2015 and for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2014	2015	2012	2013	2014
	(in thousands)
	(unaudited)
Decrease in restricted cash	$454	$—	$—	$—	$2,500
Proceeds from issuance of convertible preferred stock and units, net	—	—	10,484	—	29,935
Proceeds from exercise of incentive stock options	—	—	—	—	2
Proceeds from convertible debt, net	4,652	—	2,000	12,000	11,868
Principal payment on Horizon Loan	(524)	—	(821)	(1,189)	(3,139)

Net cash provided by financing activities	$4,582	$—	$11,663	$10,811	$41,166

        First Quarter of Fiscal 2015 as compared to First Quarter of Fiscal 2014 — The cash provided by financing activities for the first quarter of fiscal 2014 was primarily the result of $4.7 million received from the issuance of convertible debt and approximately $454,000 from the release of restricted cash associated with the Horizon Loan. These increases were partially offset by the repayment of approximately $524,000 on the Horizon Loan during the first quarter of 2014.

        Fiscal 2014 as compared to Fiscal 2013 — The cash provided by financing activities for the year ended December 31, 2014 was primarily driven by the receipt of $29.9 million in net proceeds from the sale of convertible preferred stock, receipt of $11.9 million in net proceeds from the issuance of convertible debt and $2.5 million from the release of restricted cash associated with the full repayment of the Horizon Loan. These sources of cash were partially offset by the full repayment of $3.1 million outstanding on the Horizon Loan. Cash provided by financing activities for the year ended December 31, 2013 represents the receipt of $12.0 million in proceeds from the sale of convertible debt, which was offset by the repayment of $1.2 million on the Horizon Loan.

        Fiscal 2013 as compared to Fiscal 2012 — The cash provided by financing activities for the year ended December 31, 2013 was driven primarily by the receipt of $12.0 million in proceeds from the sale of convertible debt, which was offset by the repayment of $1.2 million on the Horizon Loan. Cash provided by financing activities for the year ended December 31, 2012 reflects the receipt of $10.5 million in net proceeds from the issuance of convertible preferred stock and $2.0 million in proceeds from the sale of convertible debt, which was partially offset by the repayment of $821,000 on the Horizon Loan.

  Funding Requirements

        We believe existing cash and cash equivalents provide resources to complete the majority of the Phase 2 clinical program. We expect that the net proceeds of this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements to mid-2017 when we expect to be enrolling patients in our Phase 3 clinical program for N91115. We have based these estimates on assumptions that may prove to be incorrect, and given the risks and uncertainties associated with drug development and commercialization, we could use our capital resources sooner than expected. Our present and future funding requirements will depend on many factors, including but not limited to:

  ▪
  personnel-related expenses, including salaries, benefits, travel and other compensation expenses;

  ▪
  our ability to advance the clinical development program for our lead product candidate, N91115;

  ▪
  the scope, progress, results and costs of preclinical development and clinical trials of N91115 and any other product candidate;

  ▪
  the costs, timing and outcome of regulatory review of N91115 or any other potential product candidate;

  ▪
  the revenue, if any, received from commercial sales of N91115 or any other potential product candidate for which we, or any future partner, may receive marketing approval;

  ▪
  the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for N91115 or any other potential product candidate for which we receive marketing approval and do not partner for commercialization; and

  ▪
  the extent to which we acquire, in-license or out-license other products and technologies.

        The net proceeds from our initial public offering will not be sufficient to fund our operations through successful development and commercialization of N91115 or any other potential product candidate. If we were unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of our planned development and commercialization activities, which could harm our business. For more information as to the risks associated with our future funding requirements, see "Risk Factors."

Critical Accounting Policies and Significant Judgments and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Our significant accounting policies are described in more detail in Note 3 to our financial statements. We believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Direct Program Expenses

        Substantial portions of our preclinical studies and clinical trials are performed by third parties, such as CROs, laboratories, medical centers and other vendors. As part of the process of preparing our financial statements, we are required to estimate our accrued direct program expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our direct program expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. Examples of direct program expenses include:

  ▪
  fees owed to contract research organizations in connection with preclinical and toxicology studies and clinical trials;

  ▪
  fees owed to investigative sites in connection with clinical trials;

  ▪
  fees owed to contract manufacturers in connection with the production of drug supply materials; and

  ▪
  other fees owed in relation to direct programs.

        We have not had any material adjustments to estimated amounts recorded in previous periods. At March 31, 2015, December 31, 2014 and December 31, 2013, we had accrued direct program expenses of $1.2 million, $1.2 million and $889,000, respectively.

Income Taxes

        We are subject to corporate taxes in the United States. Significant judgment is required in determining the use of net operating loss carryforwards for corporate tax purposes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred corporate tax assets and liabilities in the period in which such determination is made.

        We have not recognized any taxes or income since the conversion of our company to a Delaware corporation in 2012. As of December 31, 2014, the total amount of tax losses carried forward was $34.6 million. The utilization of these tax loss carryforwards may be subject to limitations as described further in the section titled "—Tax Loss Carryforwards."

        We have a history of tax losses, and therefore recognize deferred tax assets arising from unused tax losses or tax credits only to the extent that we have sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. We believe that other sufficient evidence is not currently available and therefore we have recorded a full valuation allowance against our net deferred tax assets.

Convertible Debt

        From time to time, we enter into debt financing transactions whereby such convertible debt contains conversion features into preferred or common shares. We account for such instruments under Accounting Standards Codification, or ASC, 470-20 "Debt with Conversion and Other Options" which require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. We account for convertible debt instruments that have been determined to be free standing derivative financial instruments in accordance with ASC 815 "Derivatives and Hedging". Under ASC 815, a portion of the proceeds received upon the issuance of the convertible debt is allocated to the fair value of the derivative and a corresponding discount is recorded on the convertible debt. The derivative is subsequently marked to market at each reporting date based on current fair value, with the changes in fair value reported in results of operations.

        During 2013, we issued an aggregate of $12.0 million of convertible debt to investors, which did not contain provisions requiring bifurcation. During 2014, we issued an aggregate of $12.0 million of convertible debt to investors. The 2014 convertible debt instruments contained a change in control redemption, which was deemed an embedded derivative and required us to bifurcate and separately account for the embedded derivative as a liability. These derivatives were recognized at fair value with an immaterial mark-to-market loss recognized in other income (expense), net in the Statement of Comprehensive Loss during the three months ended March 31, 2014 and an immaterial mark-to-market gain recognized in other income (expense), net in the Statement of Comprehensive Loss during the year ended December 31, 2014. The discount on the debt was amortized through interest expense for which an immaterial amount was recognized in the Statement of Comprehensive Loss during three months ended March 31, 2014 and the year ended December 31, 2014.

        In conjunction with the September 2014 recapitalization, the 2014 convertible debt was exchanged for Series 1 convertible preferred stock, resulting in a $378,000 gain on extinguishment, which was recognized through equity as the transaction occurred between us and our stockholders.

Stock-Based Compensation

        To date, stock-based compensation expense has not been material to our financial results. Nevertheless, we expect to make additional equity incentive grants, which will result in additional stock-based compensation expense. Accordingly, described below is the methodology we have employed to date in measuring such expenses.

Stock Option Plan

        In August 2012, we adopted the N30 Pharmaceuticals, Inc. 2012 Stock Incentive Plan, or the 2012 Plan. A total of 147,109 shares of common stock were originally reserved for issuance under the 2012 Plan. On November 17, 2014, and December 12, 2014, our Board of Directors approved an increase of 623,052 and 519,210 shares, respectively, to the total number of shares that may be issued under the 2012 Plan, which after these increases is 1,289,371 shares. Eligible plan participants include employees, directors and consultants. The 2012 Plan permits the granting of incentive stock options and nonqualified stock options. The terms of the stock option grants are determined by our Board of Directors. Stock options granted under the 2012 Plan vest based on terms set forth in the form stock option agreement accompanying the 2012 Plan, and generally vest over four years and have a term of ten years. There were no grants of options to purchase shares of our common stock in 2014.

        The following table lists grants of options to purchase shares of our common stock with grant dates in 2013 and the first three months of 2015.

Grant Date	Number of Shares Underlying Options Granted	Exercise price per share	Common Stock Fair Value per Share on Grant Date	Fair Value of Stock Options on Grant Date
3/4/2013	52,351	$3.36	$3.36	$2.95
7/31/2013	432	$3.36	$3.36	$2.95
10/31/2013	2,595	$3.36	$3.36	$2.95
2/10/2015	1,207,273	$4.56	$4.45	$3.00

        Stock Option Valuation.    We are required to estimate the grant-date fair value of stock options issued to employees and recognize this cost over the period these awards vest. We estimate the fair value of each option granted using the Black-Scholes option pricing model. Generally, we have issued employee awards that vest over time. For these awards, we record compensation cost on a straight-line basis over the vesting period. We issue awards that typically vest over four years.

        The following table summarizes our weighted average assumptions used in the Black-Scholes model for option grants for the year ended December 31, 2013 and the first three months of 2015. These assumptions were applied to options granted within a twelve-month period, as there were not any significant changes to the inputs during the applicable period.

	Year Ended December 31, 2013	Year Ended December 31, 2014(*)	Three Months Ended March 31, 2015
Estimated dividend yield	0.0%	—	0.0%
Expected stock price volatility	120.8%	—	76.3%
Risk-free interest rate	1.2%	—	1.7%
Expected life of option (in years)	6.25	—	6.25

*
There were no stock option grants in 2014

        Expected dividend yield.    The expected dividend yield for all of our stock option grants is 0%, as we have not declared a cash dividend since inception, and do not expect to do so in the foreseeable future.

        Expected stock price volatility.    Since prior to this offering we were a privately-held company, the estimated future expected volatility for each stock option valuation utilizes volatility rates of similar publicly-traded companies considered to be in the same peer group. The volatility is calculated over a period of time commensurate with the expected term for the options granted.

        Risk-free interest rate.    We use the average yield on current U.S. Treasury instruments with terms that approximate the expected term of the stock options being valued.

        Expected life of option in years.    The expected term of a stock option is the period of time for which the option is expected to be outstanding. We have a large number of options outstanding. There is no secondary market for our options and they contain only basic terms. Therefore, we used a simplified method of determining expected term by selecting the midpoint between the average vesting date and the contractual terms, which is in accordance with the simplified method.

        Exercise price.    Our stock options are granted with an exercise price at or above the then current fair value of our common stock as determined by the Board of Directors. As an input to making these determinations, the Board of Directors obtained multiple third party valuations. See "—Common Stock Fair Value" below.

        Forfeitures.    The stock-based compensation expense recognized has been reduced for estimated forfeitures. The estimated forfeiture rate is based on historical experience of our option plan, which we expect to continue at the current level, and any adjustments in the forfeiture rate in the future will result in a cumulative adjustment in the period that this estimate is changed. Ultimately, the total compensation expense recognized for any given stock-based award over its vesting period will only be for those shares that actually vest.

        Common Stock Fair Value.    Due to the absence of an active market for our common stock, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our Board of Directors, with the contemporaneous assistance of third party valuation specialists, in good faith based on a number of objective and subjective factors including:

  ▪
  the price of our preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

  ▪
  our results of operations, financial position and the status of our research and development efforts;

  ▪
  our stage of development and business strategy;

  ▪
  the lack of liquidity of our common and preferred stock as a private company;

  ▪
  valuations performed by a third party valuation specialist prepared in accordance with methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," or the AICPA Practice Aid;

  ▪
  the likelihood of achieving a liquidity event for our common stock and underlying stock options, such as an initial public offering, given prevailing market conditions;

  ▪
  the material risks related to our business; and

  ▪
  the composition of and changes to our management team.

        Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our Board of Directors to estimate the fair value of our common stock in connection with our accounting for granted stock options.

Common Stock Valuations

        After taking into account management's recommendations based on the valuation reports prepared by independent third party valuation specialists, our Board of Directors adopted valuations of our common stock for the year ended December 31, 2013, and as of February 3, 2014, April 21, 2014, July 2, 2014 and September 23, 2014, November 19, 2014 and December 23, 2014. In addition, the Board of Directors re-assessed the value of common stock as of February 10, 2015 in connection with the grant of options to purchase common stock.

  Valuation of Our Common Stock

        The valuations of our common stock were determined in accordance with the guidelines outlined in the AICPA Practice Aid. There are several approaches for allocating enterprise value of a privately-held company among the securities held in a complex capital structure. The possible methodologies include the probability-weighted expected return method, the option pricing method and the current value method.

        On each of the valuation dates in which we estimated the value of the common stock, we applied a market approach where we back-solved the value of an investor transacted security to its cash proceeds using an option pricing framework. Several liquidity scenarios were assumed on each valuation date based on management's expectation. Total equity value was allocated to the various securities using an option pricing method, or OPM, such that the probability-weighted value of the security issued on such valuation date (convertible note or preferred stock) equated to proceeds Nivalis received on this date. The common stock value was then calculated as the probability-weighted average of common stock values from these OPM models. Further below we detail the assumptions used and valuations obtained at each valuation date.

        During the valuation process, five key valuation inflection points were identified during the period from January 1, 2014 to December 31, 2014:

  ▪
  On February 3, 2014, we entered into a Note Purchase Agreement providing for the issuance of up to an aggregate principal amount of $12.0 million in convertible debt. In addition, all convertible debt in 2013 was converted into shares of our Series E preferred stock at full price in accordance with the original terms on this date.

  ▪
  On July 23, 2014, we conducted a corporate reorganization amidst significant uncertainty as to whether we would be able to continue as a going concern.

  ▪
  On September 23, 2014, we completed the recapitalization associated with the corporate reorganization. At this time, all previously issued preferred stock was converted into common stock, and all convertible debt issued under the 2014 Note Purchase Agreement was converted into Series 1 convertible preferred stock.

  ▪
  On November 19, 2014, we raised $30.0 million in gross proceeds from the issuance of Series 2 convertible preferred stock to six different investors.

  ▪
  On December 23, 2014, we raised $1.0 million in gross proceeds from the issuance of Series 2 convertible preferred stock to one investor on the same terms and conditions as the November 19, 2014 issuance above.

        We believe that each of these events had a significant effect on the fair value of our common stock. For valuations conducted between these inflection points during 2014, we interpolated the key valuation assumptions, including the probability of success of our individual development programs and the weighted average cost of capital as of such dates.

  Year ended December 31, 2013

        In accordance with the AICPA Practice Aid, the valuation appraisals used for the year ended December 31, 2013 were undertaken using an OPM. OPM treats the rights of the holders of preferred and common shares as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. The estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The OPM took into consideration a 41% discount for lack of marketability, or DLOM, to reflect that Nivalis shares were not traded in an efficient, liquid market into which the shares could be readily sold and that no liquidity event was planned for twelve months. In particular, the OPM was a stay-private scenario and no initial public offering, or IPO, scenario was taken into account, as no IPO was contemplated by Nivalis.

        After taking into account all of the assumptions and estimates used in the valuation on this date, we determined the fair value of our common stock to be $3.36 per share for all grants during 2013.

        For option grants made during 2013, management has determined that the value of our common stock did not change. This determination was made as no new significant clinical data was discovered over this period; we did not receive any offers for the purchase of Nivalis during this period; we did not enter into any significant licensing or research discussions with third parties during this period; and any financing agreements that were made during this period, had similar terms and conditions.

  Valuation as of February 3, 2014

        In accordance with the AICPA Practice Aid, and to account for significant uncertainty about our ability to continue as a going concern due to funding difficulties, the February 3, 2014 valuation utilized a probability weighted approach to value shares of our common stock in three scenarios: an IPO scenario with a probability of 5%, a sale of Nivalis (change of control) scenario with a probability of 5% and a scenario of distress leading to bankruptcy with a probability of 90%. The values calculated in these scenarios were probability weighted, such that the value of convertible debt issued on February 3, 2014 equates to proceeds we received on this date.

        In the IPO scenario, the total equity value was allocated using an OPM model, where IPO proceeds were distributed to the various securities in our capital structure according to their rights and privileges. OPM treats the rights of the holders of preferred and common shares as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. Specifically, it was assumed that all of the outstanding convertible preferred stock would be voluntarily converted, at the option of the preferred stockholders, to common stock at the occurrence of an IPO.

        In the sale scenario, an OPM model was used to allocate total equity to the various securities in our capital structure. A distinct OPM model was used to account for the difference in expected timing of this event from an expected IPO date, as well as the unique features of certain securities in our capital structure that come into effect only in a change of control scenario. In this scenario, we assumed the various securities would be allocated proceeds according to their liquidation preferences, seniority and participation rights.

        A current value approach was utilized in the scenario of financial distress leading to bankruptcy. The higher probability assigned to this scenario was due to the lack of a definitive short or long term source of financing that ultimately resulted in a reduction in our workforce in July 2014. At the valuation date, including the net proceeds from the issuance of convertible debt, we had less than three months of available cash and cash equivalents on hand. As such, it was assumed that the value available to equity holders in a bankruptcy scenario would be de minimis after distributions to satisfy our debt obligations, current operating obligations and bankruptcy process management and wind-down costs.

        The valuation methodologies rely on various inputs, such as volatility, the anticipated timing of liquidity events and risk-free rates. Volatility was based on the volatilities of comparable companies, adjusted for any differences between the comparable companies' capital structures and that of Nivalis, and was estimated to be 67% for all three scenarios. The time to events in each of the three scenarios were based on our expectation of events leading to either a bankruptcy, a sale of Nivalis, or an IPO. As of this valuation date, we expected approximately four months to an event of insolvency, five months to a sale of our company and approximately two years to an IPO. The risk-free rate used in the valuation was obtained from the U.S. Treasury website, commensurate to each event's expected timing, and was 0.3% for all three events.

        After taking into account all of the assumptions and estimates used in the valuation on this date, as well as the key valuation inflection points mentioned above, we determined the fair value of our common stock to be approximately $0.43 per share as of February 3, 2014.

  Valuation as of April 21, 2014

        In accordance with the AICPA Practice Aid, and to account for significant uncertainty about our ability to continue as a going concern due to funding difficulties, the April 21, 2014 valuation utilized a probability weighted approach to value shares of Nivalis common stock in three scenarios: an IPO scenario with a probability of 8%, a sale of Nivalis scenario with a probability of 8% and a scenario of distress leading to bankruptcy with a probability of 84%. The values calculated in these scenarios were probability weighted, such that the value of convertible debt issued on April 21, 2014 equates to proceeds we received on this date.

        In the IPO scenario, total equity value was allocated using an OPM model, where IPO proceeds were distributed to the various securities in our capital structure according to their rights and privileges. Specifically, it was assumed that all of the outstanding convertible preferred stock would be voluntarily converted, at the option of the preferred stockholders, to common stock at the occurrence of an IPO.

        In the sale scenario, an OPM model was used to allocate total equity to the various securities in our capital structure. A distinct OPM model was used for this scenario to account for the difference in expected timing of this event from an expected IPO date, as well as the unique features of certain securities in our capital structure that come into effect only in a change of control scenario. In this scenario, we assumed the various securities would be allocated proceeds according to their liquidation preferences, seniority and participation rights.

        A current value approach was utilized in the scenario of financial distress leading to bankruptcy. The higher probability assigned to this scenario was due to the lack of a definitive short or long term source of financing that ultimately resulted in a reduction in our workforce in July 2014. At the valuation date, including the net proceeds from the issuance of convertible debt, we had less than three months of available cash and cash equivalents on hand. As such, it was assumed that the value available to equity holders in a bankruptcy scenario would be de minimis after distributions to satisfy our debt obligations, current operating obligations and bankruptcy process management and wind-down costs.

        The valuation methodologies rely on various inputs, such as volatility, the anticipated timing of liquidity events and risk-free rates. Volatility was based on the volatilities of comparable companies, adjusted for any differences between comparable companies' capital structures and that of Nivalis, and was estimated to be 67% for all three scenarios. The time to events in each of the three scenarios were based on our expectation of events leading to either a bankruptcy, a sale of Nivalis or an IPO. As of this valuation date, we expected approximately four months to an event of insolvency, five months to a sale of Nivalis and approximately 1.7 years to an IPO. The risk-free rate used in the valuation was obtained from the U.S. Treasury website, commensurate to each event's expected timing, and was 0.3% for all three events.

        After taking into account all of the assumptions and estimates used in the valuation on this date, as well as the key valuation inflection points mentioned above, we determined the fair value of our common stock to be approximately $0.38 per share as of April 21, 2014.

  Valuation as of July 2, 2014

        In accordance with the AICPA Practice Aid, and to account for significant uncertainty about our ability to continue as a going concern due to funding difficulties, the July 2, 2014 valuation utilized a probability weighted approach to value shares of Nivalis common stock in three scenarios: an IPO scenario with a probability of 9%, a sale of Nivalis scenario with a probability of 9% and a scenario of distress leading to bankruptcy with a probability of 82%. The values calculated in these scenarios were probability weighted, such that the value of convertible debt issued on July 2, 2014 equates to proceeds we received on this date.

        In the IPO scenario, total equity value was allocated using an OPM model, where IPO proceeds were distributed to the various securities in our capital structure according to their rights and privileges. Specifically, it was assumed that all of the outstanding convertible preferred stock would be voluntarily converted, at the option of the preferred stockholders, to common stock at the occurrence of an IPO.

        In the sale scenario, an OPM model was used to allocate total equity to the various securities in our capital structure. A distinct OPM model was used to account for the difference in expected timing of this event from an expected IPO date, as well as the unique features of certain securities in our capital structure that come into effect only in a change of control scenario. In this scenario, we assumed the various securities would be allocated proceeds according to their liquidation preferences, seniority and participation rights.

        A current value approach was utilized in the scenario of financial distress leading to bankruptcy. The higher probability assigned to this scenario was due to the lack of a definitive short or long term source of financing that ultimately resulted in a reduction in our workforce in July 2014. At the valuation date, including the net proceeds from the issuance of convertible debt, we had less than three months of available cash and cash equivalents on hand. As such, it was assumed that the value available to equity holders in a bankruptcy scenario would be de minimis after distributions to satisfy our debt obligations, current operating obligations and bankruptcy process management and wind-down costs.

        The valuation methodologies rely on various inputs, such as volatility, the anticipated timing of liquidity events and risk-free rates. Volatility was based on the volatilities of comparable companies, adjusted for any differences between comparable companies' capital structures and that of Nivalis, and was estimated to be 65% for all three scenarios. The time to events in each of the three scenarios were based on our expectation of events leading to either a bankruptcy, a sale of Nivalis or an IPO. As of this valuation date, Management expected approximately two months to an event of insolvency, three months to a sale of Nivalis and approximately 1.5 years to an IPO. The risk-free rate used in the valuation was obtained from the U.S. Treasury website, commensurate to each event's expected timing, and was 0.3% for all three events.

        After taking into account all of the assumptions and estimates used in the valuation on this date, as well as the key valuation inflection points mentioned above, we determined the fair value of our common stock to be approximately $0.38 per share as of July 2, 2014.

  Valuation as of September 23, 2014 (Pre-recapitalization)

        In accordance with the AICPA Practice Aid, and to account for significant uncertainty about our ability to continue as a going concern due to funding difficulties, the September 23, 2014 pre-recapitalization valuation utilized a probability weighted approach to value shares of Nivalis common stock in three scenarios: an IPO scenario with a probability of 11%, a sale of Nivalis scenario with a probability of 11% and a scenario of distress leading to bankruptcy with a probability of 78%. The values calculated in these scenarios were probability weighted, such that the value of convertible debt issued on September 10, 2014 equates to proceeds we received on this date. Nivalis does not believe the value of total equity as of September 23, 2014 had materially changed from September 10, 2014.

        In the IPO scenario, total equity value was allocated using an OPM model, where IPO proceeds were distributed to the various securities in our capital structure according to their rights and privileges. Specifically, it was assumed that all of the outstanding convertible preferred stock would be voluntarily converted, at the option of the preferred stockholders, to common stock at the occurrence of an IPO.

        In the sale scenario, an OPM model was used to allocate total equity to the various securities in our capital structure. A distinct OPM model was used to account for the difference in expected timing of this event from an expected IPO date, as well as the unique features of certain securities in our capital structure that come into effect only in a change of control scenario. In this scenario, we assumed the various securities would be allocated proceeds according to their liquidation preferences, seniority and participation rights.

        A current value approach was utilized in the scenario of financial distress leading to bankruptcy. The higher probability assigned to this scenario was due to the lack of a definitive short or long term source of financing that ultimately resulted in a reduction in our workforce in July 2014. At the valuation date, including the net proceeds from the issuance of convertible debt, we had less than three months of available cash and cash equivalents on hand. As such, it was assumed that the value available to equity holders would be de minimis after distributions to satisfy our debt obligations, current operating obligations and bankruptcy process management and wind-down costs.

        The valuation methodologies rely on various inputs, such as volatility, the anticipated timing of liquidity events and risk-free rates. Volatility was based on the volatilities of comparable companies, adjusted for any differences between comparable companies' capital structures and that of Nivalis, and was estimated to be 65% for all three scenarios. The time to events in each of the three scenarios were based on our management's expectation of events leading to either a bankruptcy, a sale of Nivalis, or an IPO. As of this valuation date, our management expected approximately three months to an event of insolvency, one week to a sale of the Company and approximately 1.3 years to an IPO. The risk-free rate used in the valuation was obtained from the U.S. Treasury website, commensurate to each event's expected timing, and was 0.2%.

        After taking into account all of the assumptions and estimates used in the valuation on this date, as well as the key valuation inflection points mentioned above, we determined the fair value of our common stock to be approximately $0.40 per share as of September 23, 2014 prior to the recapitalization.

  Valuation as of September 23, 2014 (Post-recapitalization)

        Upon recapitalization, we were successful in replacing convertible debt securities with Series 1 convertible preferred stock. With the convertible debt and its associated conversion option removed from one of our obligations, we believed that Nivalis was an attractive investment opportunity to investors such that the funding risk that existed prior to recapitalization was significantly diminished. Therefore, in accordance with the AICPA Practice Aid, and de minimis likelihood of funding difficulties, the September 23, 2014 post-recapitalization valuation utilized a probability weighted approach to value shares of Nivalis common stock in two scenarios of liquidity: an IPO with a probability of 75% or a sale of Nivalis with a probability of 25%.

        In the IPO scenario, the total equity value was allocated using an OPM model, where IPO proceeds were distributed to the various securities in our capital structure according to their rights and privileges. Specifically, it was assumed that assumed all of the outstanding convertible preferred stock would be voluntarily converted, at the option of the preferred stockholders, to common stock at the occurrence of an IPO.

        In the sale scenario, an OPM model was used to allocate total equity to the various securities in our capital structure. A distinct OPM model was used to allocate proceeds to the various securities according to their liquidation preferences, seniority and participation rights and to account for the lack of voluntary conversion option held by the preferred stockholders.

        The valuation methodologies rely on various inputs, such as volatility, the anticipated timing of liquidity events and risk-free rates. Volatility was based on the volatilities of comparable companies, adjusted for any differences between comparable companies' capital structures and that of Nivalis, and was estimated to be 65% for both scenarios. The time to events in the two scenarios were based on our expectation of events leading to either a sale of Nivalis or an IPO. As of this valuation date, we expected approximately two years to a sale of Nivalis or an IPO. The risk-free rates used in the valuation were obtained from the U.S. Treasury website, commensurate to each event's expected timing, and were between 0.1% and 0.6% for each scenario.

        After taking into account all of the assumptions and estimates used in the valuation on this date, as well as the key valuation inflection points mentioned above, we determined the fair value of our common stock to be approximately $2.51 per share as of September 23, 2014 for the post-recapitalization valuation.

  Valuation as of November 19, 2014

        On November 19, 2014, we closed a $30.0 million financing from the issuance of Series 2 convertible preferred stock to six different investors. The financing provided the cash required to continue to advance our lead product candidate, N91115, into Phase 2 clinical development. Following the financing, the timeline for a potential liquidation event was accelerated by our Board of Directors. Therefore, in accordance with the AICPA Practice Aid, the November 19, 2014 valuation utilized a probability-weighted approach to value shares of Nivalis common stock with two equally likely timelines, each of which have two scenarios of liquidity. In the first timeline with a liquidity event within 6 months: an IPO scenario with a probability of 70% and a sale of Nivalis scenario with a probability of 30%. In the second timeline with a liquidity event within approximately one year: an IPO scenario with a probability of 40% and a sale of Nivalis scenario with a probability of 60%. The values calculated in these scenarios were probability weighted, such that the value of Series 2 convertible preferred stock issued on November 19, 2014 equates to proceeds we received on this date.

        In the IPO scenarios, total equity value was allocated using OPM models, where IPO proceeds were distributed to the various securities in our capital structure according to their rights and privileges. Specifically, it was assumed that all of the outstanding convertible preferred stock would be voluntarily converted, at the option of the preferred stockholders, to common stock at the occurrence of an IPO.

        In the sale scenarios, OPM models were used to allocate total equity to the various securities in our capital structure. Distinct OPM models were used to allocate proceeds to the various securities according to their liquidation preferences, seniority and participation right and account for the lack of voluntary conversion option held by the preferred stockholders.

        The valuation methodologies rely on various inputs, such as volatility, the anticipated timing of liquidity events and risk-free rates. Volatility was based on the volatilities of comparable companies, adjusted for any differences between comparable companies' capital structure and that of Nivalis, and was estimated to be 65% for all four scenarios. The time to events in each of the four scenarios were based on our expectation of events leading to either a sale of Nivalis or an IPO. As of this valuation date, we expected two potential timelines of approximately six months or one year to a sale of Nivalis or an IPO. The risk-free rates used in the valuation were obtained from the US Treasury website, commensurate to each event's expected timing, and were between 0.1% and 0.2% for each scenario.

        After taking into account all of the assumptions and estimates used in the valuation on this date, as well as the key valuation inflection points mentioned above, we determined the fair value of our common stock to be approximately $4.48 per share as of November 19, 2014.

  Valuation as of December 23, 2014 and February 10, 2015

        On December 23, 2014, we raised $1.0 million in gross proceeds from the issuance of Series 2 convertible preferred stock to one investor on the same terms as the November 19, 2014 issuance described above. Further, on February 10, 2015, we granted 1,207,273 options to purchase common stock to our employees.

        In accordance with the AICPA Practice Aid, the December 23, 2014 valuation utilized a probability-weighted approach to value shares of Nivalis common stock with two equally likely timelines, each of which have two scenarios of liquidity. In the first timeline with a liquidity event within 5 months: an IPO scenario with a probability of 70% and a sale of Nivalis scenario with a probability of 30%. In the second timeline with a liquidity event within approximately one year: an IPO scenario with a probability of 40% and a sale of Nivalis scenario with a probability of 60%. The values calculated in these scenarios were probability weighted, such that the value of Series 2 convertible preferred stock issued on December 23, 2014 equates to proceeds we received on this date.

        In the IPO scenarios, total equity value was allocated using OPM models, where IPO proceeds were distributed to the various securities in our capital structure according to their rights and privileges. Specifically, it was assumed that all of the outstanding convertible preferred stock would be voluntarily converted, at the option of the preferred stockholders, to common stock at the occurrence of an IPO.

        In the sale scenarios, OPM models were used to allocate total equity to the various securities in our capital structure. Distinct OPM models were used to allocate proceeds to the various securities according to their liquidation preferences, seniority and participation right and account for the lack of voluntary conversion option held by the preferred stockholders.

        The valuation methodologies rely on various inputs, such as volatility, the anticipated timing of liquidity events and risk-free rates. Volatility was based on the volatilities of comparable companies, adjusted for any differences between comparable companies' capital structure and that of Nivalis, and was estimated to be 65% for all four scenarios. The time to events in each of the four scenarios were based on our expectation of events leading to either a sale of Nivalis or an IPO. As of this valuation date, we expected approximately five months or one year to a sale of Nivalis or an IPO. The risk-free rates used in the valuation were obtained from the US Treasury website, commensurate to each event's expected timing, and were between 0.1% and 0.3% for each scenario.

        After taking into account all of the assumptions and estimates used in the valuation on this date, as well as the key valuation inflection points mentioned above, we determined the fair value of our common stock to be approximately $4.45 per share as of December 23, 2014. This was also deemed to be the fair value of our common stock as of February 10, 2015, as no significant changes in the business or other events which would be expected to impact valuation occurred between these dates.

  IPO price versus valuation as of February 10, 2015

        On May 15, 2015, we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $14.00 per share. In comparison, our estimate of the fair value of our common shares was $4.45 per share as of February 10, 2015. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the various factors that were considered in setting this range were our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies. Specifically, we believe that the difference between the fair value of our ordinary shares as of February 10, 2015 and the midpoint of the estimated price range for this offering is a result of a number of factors. First, the February 10, 2015 fair value estimate did not account for the achievement of significant regulatory and clinical events that had not yet occurred as of February 10, 2015, but had occurred before the determination of the estimated price range on May 15, 2015. This includes the PADAC meeting for Vertex's lumacaftor and ivacaftor combination which was held on May 12, 2015. At that meeting, the Advisory Committee voted 12-1 in favor of approving the combination with which our lead product candidate would be administered. Second, the methodology for determining the February 10, 2015 estimated fair value per share of common stock incorporated multiple liquidity scenarios, not all of which allocate value to our stockholders on a fully diluted, as-converted to common stock basis. The estimated price range assumes with 100% probability that we complete an IPO, in connection with which all of our convertible preferred stock is expected to be converted into common stock, whereas the scenarios used to determine the February 10, 2015 estimated fair value per share of common stock assigned a probability less than 100% to the completion of the IPO. This factor is significant because the holders of our preferred stock currently enjoy substantial economic rights and preferences over the holders of the our common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of our common stock and (ii) liquidation payments in preference to holders of our common stock. The estimated price range assumes the conversion of all of our convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation. Third, in addition to the above factors, there has been improvement in recent market prices of publicly traded shares of generally comparable companies and in the demand for such shares. The Nasdaq Biotechnology Index has risen approximately 12.0% between February 10, 2015 and May 15, 2015. In addition, biotech IPOs priced since February 10, 2015 have seen strong aftermarket performance, increasing by 18% on average from their IPO offer price.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations at March 31, 2015:

	Payments due by period
	(in thousands)
	(unaudited)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Purchase obligations	$4,142	$4,142	$—	$—	$—
Operating leases	816	266	550	—	—

Total obligations	$4,958	$4,408	$550	$—	$—

        We have entered into contracts with external parties to provide future services, which include research and development, clinical development support and testing services. These purchase obligations include both cancellable and non-cancellable amounts. We also have an operating lease obligation for office and laboratory space, which will expire on March 31, 2018. We have the option to renew the lease for an additional three-year term and the option to terminate the lease at any time after March 31, 2017, for a termination fee of $25,000.

Related Party Transactions

        At various points during 2014, we issued an aggregate of $12.0 million of convertible debt to certain existing investors. Interest accrued on these loans until the loans and all accrued interest were converted in full on September 23, 2014 to Series 1 convertible preferred stock.

Off-Balance Sheet Arrangements

        We did not have during the periods presented, and we do not currently have, any off-balance sheet activities, as defined in Item 303(a)(4) of Regulation S-K.

Tax Loss Carryforwards

        As of December 31, 2014, we had federal and state income loss carryforwards and research and development credits of $34.6 million and $1.2 million, respectively, that begin to expire in 2032 for both federal and state purposes. The utilization of the federal net operating loss carryforwards and credits may be subject to limitations under the rules regarding a change in stock ownership as determined by the Internal Revenue Code and state laws. Section 382 of the Internal Revenue Code of 1986, as amended, imposes annual limitations on the utilization of net operating loss, or NOL, carryforwards, other tax carryforwards, tax credits, and certain built-in losses upon an ownership change as defined by that section. In general terms, an ownership change may result from transactions that increase the aggregate ownership of certain stockholders in Nivalis stock by more than 50 percentage points over a three year testing period, or a Section 382 Ownership Change. If Nivalis has undergone a Section 382 Ownership Change, an annual limitation would be imposed on certain tax attributes of Nivalis, including NOL and capital loss carryforwards, and certain other losses and credits. As of March 31, 2015, we have not performed a formal study to determine whether there are Section 382 limitations that apply and such limitations could be significant.

JOBS Act

        We qualify as an "emerging growth company" pursuant to the provisions of the JOBS Act. For as long as we are an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, reduced disclosure obligations relating to the presentation of financial statements in Management's Discussion and Analysis of Financial Condition and Results of Operations, exemptions from the requirements of holding advisory "say-on-pay" votes on executive compensation and stockholder advisory votes on golden parachute compensation. We have availed ourselves of the reduced reporting obligations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

        In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we plan to comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recently Adopted Accounting Standards

        In July 2013, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update ("ASU") No. 2013-11, Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). ASU 2013-11 requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for an NOL carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. ASU 2013-11 is effective prospectively for fiscal years and interim periods within those years, beginning after December 15, 2013 for public entities. Early adoption and retrospective application are permitted. The adoption of ASU 2013-11 did not have a material impact on our financial position or results of operations.

        In June 2014, the FASB issued ASU 2014-10, Development Stage Entities: Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation. The amendments in this guidance remove all incremental financial reporting requirements for development stage entities. Among other changes, this guidance will no longer require development stage entities to present inception-to-date information about income statement line items, cash flows and equity transactions. These presentation and disclosure requirements will no longer be required for the first annual period beginning after December 15, 2014 for public companies. Early application is permitted for interim and annual periods for which financial statements have not yet been issued or made available for issuance. We have adopted this guidance, and accordingly, we no longer disclose inception-to-date information.

        In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern, which requires management to evaluate whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and to provide disclosures when certain criteria are met. The guidance is effective for annual periods beginning in 2016 and interim reporting periods starting in the first quarter of 2017. Early application is permitted. We do not expect the standard will have a material impact on our disclosures.

        In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"). The amendments require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. ASU 2015-03 is effective for fiscal years and interim periods within those years beginning after December 15, 2015, and requires retrospective application and compliance with the applicable disclosures for a change in an accounting principle upon transition. Early adoption is permitted. We are currently assessing the impact the adoption of ASU 2015-03 will have on our financial statements.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Internal Control Over Financial Reporting

        Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are not currently required to comply with Section 404 of Sarbanes-Oxley and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. As a result, our management did not perform an evaluation of our internal control over financial reporting. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting.

        For the year ending December 31, 2016, pursuant to Section 404 of Sarbanes-Oxley, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under current SEC rules, our independent registered public accounting firm may also eventually be required to deliver an attestation report on the effectiveness of our internal control over financial reporting when we no longer qualify as an emerging growth company. We may qualify as an emerging growth company for as long as five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if our annual gross revenue equals or exceeds $1 billion, we would cease to be an emerging growth company as of the following December 31 date.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk related to changes in interest rates. As of March 31, 2015, we had cash and cash equivalents of $22.9 million, consisting of deposits with commercial banks in checking, interest-bearing and demand money market accounts. The primary objectives of our investment policy are to preserve principal and maintain proper liquidity to meet operating needs. Our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer or type of investment. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in short-term securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our portfolio.

 BUSINESS

Overview

        We are a clinical stage pharmaceutical company committed to the discovery, development and commercialization of product candidates for patients with cystic fibrosis, or CF. Our lead product candidate, N91115, is a small molecule that addresses a defect in the cystic fibrosis transmembrane conductance regulator, or CFTR, resulting from mutations in the CFTR gene, the underlying cause of CF. We believe N91115 is a first-in-class CFTR stabilizer that modulates CFTR activity through GSNOR inhibition, which is a novel mechanism of action that we expect to be complementary to existing and future CFTR modulators. N91115 is the only clinical stage product candidate we know of designed to stabilize CFTR inside the cell and at the cell surface. We have shown in preclinical studies that the stabilizing effect of N91115 significantly increases and prolongs CFTR activity when added to other CFTR modulators. Currently, we are conducting a Phase 1b clinical trial in CF patients. Following this, we intend to initiate a Phase 2 clinical trial that will assess the safety and efficacy of N91115 in a triple therapy with two other CFTR modulators, co-formulated lumacaftor together with ivacaftor, or lumacaftor/ivacaftor. We plan to begin this Phase 2 clinical trial as soon as feasible after the commercial launch of lumacaftor/ivacaftor. We believe this triple therapy will improve patient outcomes and, ultimately, become a new standard of care in CF.

        CF is a life-shortening genetic disease that affects an estimated 70,000 people worldwide, including approximately 65,000 in the United States and Europe. There is no known cure for CF and the predicted median age of survival in the United States is approximately 41 years. CF is caused by mutations in the gene that encodes CFTR, a chloride channel that regulates the movement of salt and water into and out of cells. Defective CFTR results in decreased chloride secretion leading to the buildup of thick mucus in the lungs and other vital organs. Lung disease, the most critical manifestation of CF, is characterized by airway obstruction, infection and inflammation, such that more than 90% of all CF patients die of respiratory failure. CF patients typically require lifelong treatment, with multiple daily medications, and frequently require hospitalization and potentially lung transplantation.

        The focus of CF treatment has shifted from palliative care to the advancement of disease modifying CFTR modulators that target CFTR mutations. The most prevalent CFTR mutation is F508del, found in approximately 86% of CF patients in the United States and Europe. F508del patients suffer from a severely defective CFTR protein, which is misfolded, unstable and subject to increased degradation. In the United States, approximately 47% of CF patients are homozygous and have two copies of this mutation, and approximately 39% are heterozygous and have one copy. Due to the complexity of defects associated with the F508del mutation, we believe that effective treatment strategies in patients with this mutation will require multiple therapies with distinct mechanisms of action.

        In patients with CF, decreased CFTR activity is due in part to reduced levels of S-nitrosoglutathione, or GSNO, which is regulated by GSNO reductase, or GSNOR. GSNO modifies the function of certain CFTR chaperone proteins, and thereby improves the stability of F508del CFTR. Our preclinical studies have shown that N91115 is a selective and reversible inhibitor of GSNOR, and that GSNOR inhibition increases GSNO levels. The ultimate goal of our CFTR stabilizing therapy is to increase and prolong CFTR activity through GSNOR inhibition when N91115 is administered along with other CFTR modulators, thereby increasing chloride transport.

        Our N91115 development program is currently focused on demonstrating the clinical benefit of a triple CFTR modulator therapy for CF patients homozygous for F508del. This triple therapy includes

N91115, our CFTR stabilizer, administered with Vertex's CFTR corrector, lumacaftor, and its CFTR potentiator, ivacaftor. We filed an investigational new drug application, or IND, for the commencement of clinical trials of N91115 with the FDA on December 30, 2013. Currently, we are completing our Phase 1 clinical program for N91115 when used as a single CFTR modulator in CF patients homozygous for F508del. To date, we have completed a dose escalation trial in healthy subjects and a pharmacokinetic trial in CF patients. Our ongoing Phase 1b clinical trial will assess safety and tolerability in CF patients who are homozygous for F508del and will further inform dose selection for our Phase 2 clinical trial. The goal of our Phase 2 clinical trial will be to demonstrate the safety and efficacy of the triple therapy of N91115 along with lumacaftor/ivacaftor in CF patients homozygous for F508del. For this clinical trial, we plan to enroll patients who are already being treated with commercially available lumacaftor/ivacaftor, and we expect to report top line results six to nine months after initiation.

        We own exclusive rights to N91115 in the United States and all other major markets, including U.S. composition of matter patent protection until at least 2031. Initially, we plan to pursue regulatory approval for N91115 in the regions where lumacaftor/ivacaftor is commercially available. Given the well-characterized and clearly identified patient populations with CF, we plan to independently commercialize N91115 upon approval.

Our Strategy

        Our primary strategy is to establish N91115 as an essential component of the standard of care in CF. Key elements of our overall strategy include:

  ▪
  Rapidly advancing N91115 through clinical development to regulatory approval.    We plan to initiate a Phase 2 clinical trial as soon as feasible after the commercial launch of lumacaftor/ivacaftor, and we expect to report top line results six to nine months after initiation. This trial is designed to demonstrate the safety and efficacy of N91115 in a triple therapy along with lumacaftor/ivacaftor in CF patients homozygous for F508del. We plan to request orphan drug and fast track designations in parallel with initiating the Phase 2 clinical trial. At the completion of Phase 2, we intend to seek breakthrough designation for N91115 and plan to proceed to a Phase 3 program in order to support regulatory approval of N91115.

  ▪
  Developing N91115 as an essential component of a new standard of care in CF, agnostic to other CFTR modulators, effective across multiple mutations and in all age groups.    In addition to lumacaftor and ivacaftor, there are other CFTR modulators that target CFTR activity currently under development or that may be developed in the future. We intend to expand the development of N91115 by testing it with other CFTR modulators, if, and as, they become available. We also plan to expand the development of N91115, which is currently focused on CF patients homozygous for F508del, to address the unmet need in CF patients heterozygous for F508del as well as in other mutations. Further, we plan to develop N91115 for pediatric patients as part of a therapy with other approved CFTR modulators.

  ▪
  Independently commercializing N91115.    We own exclusive rights to N91115 in the United States and all other major markets. Initially, we plan to pursue regulatory approval for N91115 in the regions where lumacaftor/ivacaftor is commercially available. Given the well-characterized and clearly identified patient populations with CF, we plan to independently commercialize N91115. Our commercialization strategy will target key prescribing physicians and advocacy groups, as well as provide patients with support programs, ensure product access and secure reimbursement.

  ▪
  Utilizing our proprietary GSNOR inhibitor portfolio and know-how to develop additional product candidates addressing other diseases.    We believe that the characteristics of our GSNOR inhibitor portfolio enable us, independently or with strategic partners, to potentially develop and commercialize a pipeline of GSNOR inhibitors for the treatment of patients with diseases other than CF.

Advantages of N91115

        We believe N91115 has the following advantages that support rapid and successful development:

  ▪
  N91115 is a first-in-class CFTR stabilizer that increases and prolongs CFTR activity via a novel mechanism of action, GSNOR inhibition.    The goal of CF therapy is to maximize CFTR activity. We believe this can be best accomplished by employing a combination of CFTR modulators that work together. In patients who are homozygous for F508del, lumacaftor/ivacaftor has shown a statistically significant yet modest clinical benefit. We believe this is because the CFTR protein remains unstable and requires an additional CFTR modulator to stabilize its activity. Our preclinical data demonstrate that the addition of our first-in-class CFTR stabilizer, N91115, to non-formulated lumacaftor and ivacaftor significantly improves CFTR activity. We believe that this effect is due to the restoration of GSNO levels through GSNOR inhibition. GSNOR inhibition modifies CFTR chaperone proteins, resulting in CFTR stabilization inside the cell and at the cell surface. This increases and prolongs CFTR activity thereby increasing chloride transport, which we believe will improve patient outcomes.

  ▪
  N91115 is well positioned for continued clinical development based on existing data.    We believe that N91115 is positioned for successful clinical development based on its preclinical safety and efficacy, and clinical safety, tolerability and pharmacokinetic profiles. Data from Phase 1 clinical trials currently support its safety at doses that provide at least 4 times the estimated target therapeutic dose. In addition, animal toxicology studies provide safety margins of approximately 8 times the highest dose currently planned for our Phase 2 clinical trial.

  ▪
  N91115 is optimized to be administered along with other CFTR modulators and can be dosed orally.    We believe that the treatment of CF requires multiple therapies with distinct mechanisms of action. Therefore, we optimized the structure of N91115 through our discovery screening program to limit off target effects and minimize interaction with drug metabolizing enzymes. In addition, N91115 can be dosed orally, with a dosing frequency that is similar to other CFTR modulator therapies.

  ▪
  N91115 is protected by a strong intellectual property portfolio.    We believe N91115, a first-in-class CFTR stabilizer, increases and prolongs CFTR activity when administered with other CFTR modulators. We own exclusive rights to N91115 in the United States and all other major markets, including U.S. composition of matter patent protection until at least 2031.

Market Overview

  Background on Cystic Fibrosis

        CF is a life-shortening genetic disease that affects an estimated 70,000 people worldwide, including approximately 65,000 in the United States and Europe. There is no known cure for CF and the predicted median age of survival in the United States is approximately 41 years. The prevalence of CF is expected to increase at an average annual rate of 0.8% between now and 2023. The main driver of this growth is increased life expectancy due to the emergence of disease modifying therapies. CF patients typically require lifelong treatment with multiple daily medications, and frequently require hospitalization and potentially lung transplantation.

        CF is caused by mutations in the gene that encodes CFTR, a chloride channel that regulates the movement of salt and water into and out of cells in organs such as the lungs, pancreas and gastrointestinal tract. CF occurs only in patients with two defective copies, or alleles, of the CFTR gene. In CF patients, defective CFTR cannot perform its normal function, which results in the buildup of thick mucus in the lungs and other vital organs. Lung disease is the most critical manifestation of CF, characterized by airway obstruction, infection and inflammation that allow bacteria to grow unfettered and impair the lung's immune system. More than 90% of all CF patients die of respiratory failure. In the pancreas, damage caused by CF leads to diabetes, while the buildup of mucus prevents the release of digestive enzymes that help the body break down food and absorb important nutrients. In the gastrointestinal tract, the thick mucus contributes to further impairment of nutrient absorption.

        There are more than 1,800 known mutations in the CFTR gene, including the most prevalent mutation, the F508del mutation, found in approximately 86% of all CF patients in the United States and Europe. In the F508del mutation, the deletion of an amino acid results in misfolded CFTR that is unstable and is targeted for degradation, which is facilitated by chaperone proteins. As a result, not enough CFTR reaches, or "traffics" to, the cell surface. F508del is therefore referred to as a trafficking mutation. In the United States, approximately 47% of CF patients are homozygous and have two copies of this mutation, and approximately 39% are heterozygous and have one copy. Other CFTR mutations include gating mutations, such as G551D that is found in approximately 4% of all CF patients. Cells with gating mutations have normal amounts of CFTR at the cell surface, but the channels fail to open, or "gate," properly.

  Current Approaches to Treatment

        Historically, palliative therapies were the only treatment options to manage the symptoms of CF, but these do not address the underlying cause of the disease. Palliative therapies primarily include inhaled therapies to manage respiratory complications and to suppress infections, and oral therapies to improve nutrient absorption. The focus of CF therapy has shifted from palliative care to the advancement of disease modifying CFTR modulators to address the underlying cause of CF. Unlike palliative therapies, CFTR modulators are designed to address abnormalities, such as trafficking and gating defects, caused by specific mutations in the CFTR gene. Current views on disease modifying therapies are evolving to consider the need for multiple mechanisms of action to improve the activity of the CFTR channel. New and emerging disease modifying product candidates create the opportunity to address defective CFTR with the ultimate goal of increasing chloride secretion.

              Palliative Treatments

                    Palliative treatments primarily include inhaled therapies to manage mucus accumulation and additional respiratory complications, and to suppress infections. For example, Novartis' TOBI and Gilead's Cayston are used to suppress chronic lung infections, and Roche's inhaled Pulmozyme is used to thin mucus. In addition, the approvals of two antibiotics, Insmed's Arikace and Actavis's Aeroquin, and one mucolytic agent, Pharmaxis's Bronchitol, are expected to provide new options for chronic bacterial infections and airway clearance. Palliative treatments also include oral therapies such as pancreatic enzyme replacement to address nutrient absorption. We believe that palliative therapies will continue to be used together with disease modifying therapies.

              Disease Modifying Treatments

                    To date, disease modifying therapies in CF primarily include two types of CFTR modulators, correctors and potentiators, or a combination of both. Only one CFTR modulator, ivacaftor, a potentiator, is currently marketed for certain CF gating mutations, such as G551D. The combination of ivacaftor with the CFTR corrector, lumacaftor, is currently undergoing regulatory review for approval in CF patients homozygous for F508del. There are also product candidates in development that seek to address the underlying cause of CF via different mechanisms of action. We summarize the key disease modifying therapies in the following table:

                  Correctors and Potentiators

                        Potentiators are designed to keep the chloride channel open, or potentiate, in CFTR mutations called "gating" mutations, such as G551D. Cells with gating mutations have normal amounts of CFTR at the cell surface, but the chloride channels fail to open properly, as illustrated below.

Gating Defect Untreated	Gating Defect Treated with Potentiator

                        Correctors are designed to modulate a more severe CFTR mutation, F508del, which is the most common CFTR mutation. With the F508del "trafficking" mutation, the abnormal CFTR protein does not fold correctly and is therefore unstable. The misfolded CFTR protein degrades inside the cell and does not reach, or traffic to, the cell surface. Correctors are designed to improve F508del CFTR folding and trafficking, thereby resulting in increased levels of protein at the cell surface, as illustrated below.

Trafficking Defect Untreated	Trafficking Defect Treated with Corrector

                        Ivacaftor (potentiator) for G551D and other gating mutations.    Vertex's ivacaftor, marketed as Kalydeco, was the first CFTR modulator to be approved in CF. In 2012, ivacaftor was approved in the United States and Europe for the treatment of the G551D gating mutation and, in 2014, approval was expanded to include additional gating mutations. Ivacaftor is designed to keep the chloride channel open longer. It has demonstrated significant clinical benefits in CF patients who carry the G551D mutation, including a 10.6% absolute increase in percent predicted forced expiratory volume in one second, or ppFEV1, a measure of lung function, and improvement in other secondary endpoints compared to placebo.

                        Lumacaftor/ivacaftor (corrector/potentiator) for F508del homozygous patients.    Vertex's lumacaftor is the first CFTR corrector in development that is designed to improve CFTR folding, and thus trafficking, to the cell surface. When lumacaftor was used by itself as a CFTR modulator, it did not improve lung function in CF patients homozygous for the F508del mutation, so Vertex then tested lumacaftor combined with ivacaftor. In June 2014, Vertex announced the results of two Phase 3 trials that combined lumacaftor and ivacaftor in F508del CFTR homozygous patients. While lumacaftor/ivacaftor demonstrated a statistically significant absolute improvement in the primary endpoint of change in lung function as measured by ppFEV1, it was a modest improvement of 3-4% compared to the improvement seen with ivacaftor alone in the G551D population. The figure below shows the proposed effect of lumacaftor combined with ivacaftor on F508del CFTR. As illustrated, when lumacaftor binds to F508del CFTR it improves folding and trafficking to the cell surface. When ivacaftor binds to F508del CFTR that has trafficked to the cell surface, the chloride channel opens, but CFTR remains unstable. We have shown in preclinical studies that N91115, when added to non-formulated lumacaftor and ivacaftor, acts as a stabilizer to significantly increase and prolong CFTR activity.

      Trafficking Defect Treated with Corrector Plus Potentiator

                        On November 5, 2014, Vertex announced that it filed its NDA for approval of lumacaftor/ivacaftor in the United States and Europe. On January 11, 2015, Vertex announced that the U.S. Food and Drug Administration, or FDA, had granted it priority review for its application in CF patients ages 12 and older who are homozygous for the F508del mutation, with a target review PDUFA date of July 5, 2015 for the FDA's approval decision. As part of its review of Vertex's NDA, the FDA held a PADAC meeting on May 12, 2015, at which the PADAC voted 12-1 in favor of recommending that the FDA approve lumacaftor/ivacaftor. We plan to begin a Phase 2 clinical trial that will assess the safety and efficacy of the triple therapy of N91115 along with lumacaftor/ivacaftor as soon as feasible after the commercial launch of lumacaftor/ivacaftor.

                        Other CFTR modulators.    A number of companies are identifying and developing other CFTR modulators for the treatment of CF including Vertex, Novartis, Galapagos, Concert, Flatley Discovery Labs, Parion Sciences and Reata. However, to our knowledge, these companies are developing CFTR correctors and potentiators, not CFTR stabilizers. We believe that N91115 could be complementary to many of these other CFTR modulators, if they are successfully developed.

                  Other Disease Modifying Therapies

                        Several companies are identifying and developing disease modifying therapies for the treatment of CF that employ a different approach from CFTR modulation and have different mechanisms of action. For example, ProQR aims to repair the F508del mutation at the mRNA level. Its approach is designed to restore expression of normal CFTR protein that can normalize fluid transport in key organs affected by CF, particularly the lung. PTC Therapeutics is developing Ataluren for the treatment of CF caused by a particular mutation known as a nonsense mutation. Ataluren is intended to interact with the ribosome, which is the component of the cell that decodes mRNA and manufactures proteins, to enable the cell to produce a full-length, functional protein. We believe that N91115 could be added to these and other disease modifying therapies as CFTR protein stability may remain an issue.

Our Novel Approach

  N91115 Triple Therapy in CF Patients Homozygous for F508del

        Our development program is initially focused on the triple therapy of N91115 along with lumacaftor/ivacaftor in CF patients homozygous for F508del. We believe that N91115 is a first-in-class CFTR stabilizer, a new type of CFTR modulator that increases and prolongs CFTR activity when added to other CFTR modulators. We have demonstrated this improvement in CFTR activity in preclinical studies when N91115 was added to non-formulated lumacaftor and ivacaftor.

  N91115 is a GSNOR Inhibitor Designed to Improve F508del CFTR Stability

        We have shown in preclinical studies that N91115 is a selective and reversible inhibitor of GSNOR and that GSNOR inhibition increases GSNO levels. By increasing GSNO levels, N91115 increases and prolongs CFTR activity when administered with other CFTR modulators. In patients with CF, decreased CFTR activity is due in part to reduced levels of GSNO, which is regulated by GSNOR. GSNO is the human body's most abundant low molecular weight S-nitrosothiol, or SNO. While SNOs are normally present in the human airway, concentrations tend to be reduced in CF patients. In the CF patient's lung, the depleted GSNO levels adversely affect CFTR activity.

        CFTR has been shown to interact with a large number of chaperone proteins, which are believed to play essential roles in CFTR activity, contributing to its folding, trafficking and residence time at the cell surface. The role and involvement of chaperone proteins in the processing of CFTR has been well-documented. Studies have shown that modulating chaperones by reducing the temperature of the cell or using certain chemical agents can increase F508del CFTR trafficking and extend the half life of CFTR at the cell surface, thereby stabilizing the chloride channel. Some of these chaperones include the Hsp70/90 organizing protein, or HOP, calnexin, the C terminus of Hsp70 interacting protein, or CHIP, and the cysteine string protein, or Csp. GSNO modifies the function of certain CFTR chaperone proteins through a process known as nitrosation. For example, studies have shown that GSNO nitrosates and thus modifies the function of HOP. This modification of HOP reduces the degradation of CFTR, increases the maturation, or function, of CFTR and increases the stability of CFTR inside the cell and at the cell surface. The net result of modifying HOP is increased and prolonged CFTR activity.

        The figure below illustrates how the addition of N91115 inhibits GSNOR restoring GSNO levels thereby leading to the modification of HOP.

Addition of N91115 Restores GSNO Levels
and Increases Nitrosation of HOP

        The expected stabilizing mechanism of action of N91115 when administered with non-formulated lumacaftor and ivacaftor is illustrated in the figure below. By decreasing degradation of the misfolded CFTR, as illustrated by Steps 1 and 2, N91115 permits more CFTR to bind to lumacaftor, which is designed to improve folding, as illustrated by Step 3. The folded CFTR then traffics to the cell surface where ivacaftor binds to it, opening the chloride channel, as illustrated by Steps 4 and 5. However, as preclinical data have suggested, CFTR bound to lumacaftor and ivacaftor at the cell surface remains unstable and degrades. The net effect of N91115 is to increase and prolong CFTR activity by increasing its stability at the cell surface, as illustrated by Step 6, and inside the cell, as illustrated by Step 2.

      N91115 Mechanism Of Action

Clinical Development for N91115

  Phase 2

        We intend to initiate a Phase 2 clinical trial designed to demonstrate the safety and efficacy of a triple therapy of N91115 along with lumacaftor/ivacaftor in adult CF patients homozygous for F508del. We plan to initiate this trial as soon as feasible after the commercial launch of lumacaftor/ivacaftor. We expect to report top line results from this trial six to nine months after initiation. The Phase 2 trial, and any future trials, will be conducted in patients already being treated with commercially available lumacaftor/ivacaftor as prescribed by their physician and reimbursed accordingly. We do not expect to pay for lumacaftor/ivacaftor in these trials.

        Currently, the Phase 2 clinical trial is designed to detect whether or not the administration of N91115 with lumacaftor/ivacaftor results in a significant improvement in lung function. The trial may assess two different doses of N91115 when administered for up to 12 weeks. The planned primary efficacy endpoint is absolute change in ppFEV1. Other efficacy endpoints may include the concentration of chloride in sweat and percent of responders. The specific design of this trial is subject to change following review by the FDA and the Cystic Fibrosis Foundation's Therapeutic Development Network.

        The Phase 2 program will also include an assessment of drug-drug interaction by examining effects on drug blood levels when N91115 is administered along with lumacaftor and ivacaftor. We will adjust the administration of N91115 in the Phase 2 clinical trial, if necessary.

        At the completion of Phase 2, we intend to seek breakthrough designation for N91115 and plan to proceed to a Phase 3 program in order to support regulatory approval of N91115.

  Phase 3

        We expect the Phase 3 clinical program to include two randomized, placebo-controlled clinical trials that will be designed to show a clinically meaningful benefit of N91115 in a triple therapy along with lumacaftor/ivacaftor. We also expect the Phase 3 program to include a larger number of patients than in the Phase 2 trial.

  Clinical Development to Date

        We are currently conducting a Phase 1b clinical trial that will provide safety and tolerability information in adult CF patients homozygous for F508del and will inform dose selection for our Phase 2 clinical trial. This is a randomized, double-blind, placebo-controlled, parallel group trial with three doses of N91115, at 50 mg, 100 mg and 200 mg, administered twice daily. These doses and a placebo are administered over 28 days in 48 patients. An independent data safety and monitoring board, or DSMB, is reviewing unblinded safety data from the trial and providing us with periodic reports regarding its recommendations relative to continuation criteria. As of June 3, 2015, we have not received any reports from the DSMB stating that there were safety signals in the data or that the study should not go forward. We expect to complete this trial in the third quarter of 2015.

        We have completed two Phase 1 trials of N91115 to date. Our first clinical trial of N91115 was a multiple ascending dose, safety and pharmacokinetic trial in healthy subjects. N91115 was well tolerated with no dose-limiting toxicities noted up to 500 mg per day. In this trial, four cohorts each with six healthy subjects received 14-day dosing at 10 mg, 50 mg, 250 mg and 500 mg per day and two cohorts each with six healthy subjects received single doses of 50 mg and 250 mg. To date, there have been no overall human safety issues detected involving either serious or severe adverse events.

        N91115 exhibited linear plasma level exposures with increases in dose resulting in proportional increases in both maximum plasma levels, or Cmax, and area under the curve, or AUC, for plasma concentration versus time in the healthy subjects. There was no significant systemic drug accumulation with repeat dosing over 14 days. This study supported the safety of N91115 doses that are at least 4 times the target therapeutic dose.

        Our second Phase 1 trial of N91115 was an open-label trial in CF patients homozygous for the F508del mutation. Six CF patients were dosed with 50 mg of N91115 twice daily for 14 days. The AUC in the CF patients was 97% of that in healthy subjects from our first Phase 1 trial. This trial showed that no dosing adjustments would be required for CF patients.

  Preclinical Studies

        We have conducted in vitro and in vivo preclinical studies that support the development and therapeutic potential of N91115. These studies showed that N91115 significantly increased CFTR activity in cell and animal models homozygous for F508del CFTR. Important anti-inflammatory effects relevant to CF were also found in other animal models.

          Ussing Chamber Experiments in Homozygous F508del CFTR HBE Cells

                The Ussing Chamber assay is widely used to measure CFTR activity, or chloride transport, over a period of time under variable conditions. In these experiments, chloride transport is reflected by the short-circuit current, or Isc. Forskolin is a compound used to activate CFTR, while CFTR172 is a compound used to inhibit this stimulated activity. Two different types of Ussing Chamber experiments were used to assess the stabilizing effect of N91115 in F508del CFTR human bronchial epithelial cells, or HBE cells. In the first set of experiments, the administration of N91115 with non-formulated lumacaftor and ivacaftor resulted in more stable F508del CFTR activity. Representative traces of Isc are shown in the figure below. In the control cells, there was no increase in Isc with forskolin stimulation as expected because F508del CFTR was not present at the cell surface. In the cells treated with non-formulated lumacaftor and ivacaftor, there was an increase in Isc after forskolin stimulation, but the current decreased rapidly over time as indicated by the steep negative slope in the lumacaftor and ivacaftor curve. In cells treated with non-formulated lumacaftor and ivacaftor with N91115, there was a similar initial increase in current after forskolin stimulation, but, importantly, there was no rapid decrease in Isc over time, therefore resulting in a greater AUC compared to lumacaftor and ivacaftor alone.

N91115 Increased and Prolonged CFTR Activity
When Added to Non-formulated Lumacaftor and Ivacaftor

                The figure below illustrates the effect of N91115 on CFTR activity. Chloride transport as measured from forskolin stimulation to inhibition by CFTR172 is reported as an AUC measurement. We believe that this AUC measurement is the most representative indication of total stimulated CFTR activity. The addition of N91115 to lumacaftor and ivacaftor resulted in a statistically significant, 1.5 times, or 50%, increase in AUC compared to lumacaftor and ivacaftor alone, with a p value of less than 0.01. Results are considered statistically significant when the probability of the results occurring by chance is sufficiently low. When that probability is less than 5%, or p < 0.05, the result is considered statistically significant. N91115 also decreased the rate of decline in CFTR activity. The rate of decline significantly improved 2.2 times with the addition of N91115 to non-formulated lumacaftor and ivacaftor, with a p value less than 0.05.

N91115 Significantly Increased F508del CFTR Activity
When Added to Lumacaftor and Ivacaftor in HBEs

                In the second set of experiments, F508del HBE cells were initially treated with just lumacaftor, followed by N91115, ivacaftor and a second potentiator, genistein. Genistein is a chemical compound used exclusively in HBE preclinical studies to potentiate CFTR channels and is not used in the clinic. The administration of N91115 prior to potentiators resulted in a greater degree of chloride secretion compared to lumacaftor and potentiators alone suggesting the availability of more CFTR for potentiation. Representative traces of Isc are shown in the figure below. In the control cells, there was no increase in Isc with forskolin stimulation. In the cells treated initially with lumacaftor, there was an increase in Isc after forskolin stimulation, as well as additional increases after ivacaftor and then another potentiator, genistein, were added. In cells initially treated with lumacaftor and then with N91115, there was a similar initial increase in Isc after forskolin stimulation. However, there was a greater increase in stimulation by the potentiators ivacaftor and genistein, resulting in a greater AUC compared to lumacaftor alone. Total CFTR activity at the end of the experiment that was inhibited by CFTR172 was also greater when N91115 was added to lumacaftor.

N91115 Added to Lumacaftor Significantly Increased the Effects
of CFTR Potentiators

        The figure below illustrates the effect of N91115 on CFTR activity reported as an AUC measurement. The addition of N91115 to lumacaftor prior to the addition of potentiators resulted in a statistically significant, 1.5 times, or 50%, increase in AUC compared to lumacaftor and potentiators alone, with a p value of less than 0.01. N91115 also increased the ability of ivacaftor to potentiate CFTR activity by 1.3 times. Total CFTR activity at the end of experiment that was inhibited by CFTR172 was significantly increased by 1.2 times, with a p value of less than 0.01.

N91115 Significantly Increased F508del CFTR Activity
When Added to Lumacaftor in HBEs

          In Vivo Assay of Intestinal Short-Circuit Current Measurements in F508del CFTR Mice

                Intestinal current measurements are used to measure CFTR activity in tissue biopsies from CF patients and can be used in a similar manner in F508del CFTR mice. The presence of functional CFTR in normal humans or mice results in positive Isc levels. In humans and mice with the F508del mutation, no CFTR is present at the cell surface and the Isc levels are negative. As illustrated in the figure below, when F508del CFTR mice were treated for seven days with oral N91115 at a dose of 1 mg per kg, the Isc shifted from a negative average level in the control group to a positive average level in the N91115 group. This significant increase in chloride secretion measured by Isc, with a p value less than 0.05, demonstrates the ability of N91115 to increase CFTR activity. These studies also showed that N91115 was orally available and helped define a target therapeutic dose for N91115.

N91115 Significantly Increased F508del CFTR Activity in CF Mice

          Yellow Fluorescent Protein Assay in Fisher Rat Thyroid Cells

                The addition of N91115 significantly increased CFTR activity by 1.6 times compared to an in-house corrector alone, with a p value less than 0.01, in Fisher rat thyroid cells expressing F508del CFTR and a halide-sensitive yellow fluorescent protein, or YFP. These cells were treated overnight either with a corrector alone or a corrector followed by the addition of N91115 for two hours. After overnight incubation, CFTR activity was stimulated by forskolin and potentiated by ivacaftor. A dose-dependent increase in YFP quenching, which is indicative of increased CFTR activity, was seen when increasing concentrations of N91115 were added.

                These results are consistent with the Ussing Chamber data and intestinal current measurement data, and provide additional evidence to support the complementary effects of N91115 administered with non-formulated lumacaftor and ivacaftor. We have also demonstrated this effect with other CFTR correctors.

          Anti-inflammatory Effects of N91115 and Other GSNOR Inhibitors

                Lung disease in CF is characterized by neutrophil dominated airway inflammation. In an 11-day, mouse lung inflammation model, the tobacco smoke-induced increase in the number of neutrophils in bronchoalveolar lavage fluid was significantly inhibited following oral treatment with our GSNOR inhibitors, with a p value less than 0.001, as illustrated with N91115 in the figure below. The effective dose of N91115 in this model, 1 mg per kg, was the same as in the intestinal current measurement model of F508del mice, providing further support for the selection of a target therapeutic dose in CF patients.

N91115 Significantly Decreased Inflammatory Cells in
Mouse Airways Exposed to Tobacco Smoke

                Activated neutrophils release elastase, which has been shown to be an early marker of airway damage in CF, in addition to having a negative impact on the structure and activity of CFTR. In an elastase mouse model, GSNOR inhibitor therapy significantly decreased the progression of lung alveolar wall damage, with a p value of less than 0.01, as measured by airspace enlargement, as illustrated below.

GSNOR Inhibitors Significantly Decreased Elastase-Induced Lung Damage

          Preclinical Safety Studies

                We conducted repeat oral-dose, 28 and 90-day toxicity studies in mice, rats and dogs. These species are routinely selected for toxicology testing and were deemed appropriate for small molecule inhibitors of GSNOR. All three species exhibited toxicities that were generally mild and occurred at higher exposures than intended in man. For example, in the 90-day studies, the levels at which adverse effects were noted provide approximately 8 times safety margins in mice, the most sensitive species compared with the highest dose to be tested in humans. The toxicology data generated thus far suggest the kidney, liver and possibly bone marrow may be target organs. These data provide support for human clinical trials with durations up to 12 weeks. Long-term toxicity studies will be completed prior to initiation of our Phase 3 program.

  Other Development Programs

          N91115 Additional CF Opportunities

                We also plan to expand the therapeutic potential of N91115 in CF. In addition to lumacaftor and ivacaftor, there are other CFTR modulators currently under development or that may be developed in the future. We intend to expand the development of N91115 by testing it with other modulators if, and as, they become available. We also plan to expand the development of N91115, which is currently focused on CF patients homozygous for F508del, to address the unmet need in CF patients heterozygous for F508del and other mutations. We also plan to develop N91115 for pediatric patients when administered with other approved CFTR modulators.

          Other GSNOR Inhibitors

                Our operations to date have focused on discovery and development of our portfolio of GSNOR inhibitors, including N91115 and N6022. N6022 was the first product candidate to emerge from our GSNOR inhibitor portfolio, and was optimized for inhaled delivery with low oral bioavailability. We advanced N6022 into the clinic in an intravenous formulation to explore safety, tolerability and pharmacological attributes of this novel class of compounds. N6022 paved the way for N91115 by establishing initial safety of the class in healthy subjects and patients with CF. In order to provide translational evidence of GSNOR's role in lung disease, we initially explored the effects of N6022 in patients with mild asthma. N6022 demonstrated a significant effect on the airways in these patients, thus confirming the beneficial effects of N6022 observed in our preclinical studies of asthma. Because an oral dosage form is preferable in CF, a systemic disease that is not confined to the lung, we elected to discontinue further development of N6022 in the chronic management of CF. We may pursue development of N6022 in an inhaled dosage form for other potential indications.

                Our GSNOR inhibitor portfolio includes other compounds with differing chemical structures and properties suitable for oral, inhaled, injectable and topical administration. Preclinical evidence supports a potential role for these compounds in indications such as asthma, chronic obstructive pulmonary disease, inflammatory bowel disease and certain cardiovascular disorders. We intend to explore the commercial merits for such applications and pursue those that provide the greatest opportunity either alone or in partnership with another pharmaceutical company.

          Non-GSNOR CFTR Correctors

                To date, two product candidates, N1785 and N1861, have emerged from our CFTR corrector portfolio for further optimization. These candidates are designed to target protein folding and have demonstrated the ability to correct CFTR in standard cell-based, screening assays. These proprietary correctors are currently being used as pharmacologic tools to assess their effects in preclinical studies when administered with GSNOR inhibitors.

Commercialization

        We own exclusive rights to N91115 in the United States and all other major markets. Initially, we plan to pursue regulatory approval for N91115 in regions where lumacaftor/ivacaftor is commercially available. Given the well-characterized and clearly identified patient populations with CF, we plan to independently commercialize N91115. Our commercialization strategy will target key prescribing physicians and advocacy groups, as well as provide patients with support programs, ensure product access and secure reimbursement. Outside of North America and Europe, we may seek a partner to commercialize our products.

Manufacturing and Supply

        We do not currently own or operate manufacturing facilities for the production of preclinical or our planned clinical or commercial quantities of any of our product candidates. We currently contract with two drug substance manufacturers and three drug product manufacturers for the production of N91115, and we expect to continue to do so to meet the preclinical and planned clinical requirements of our product candidates. We do not have long term agreements with any of these contracted third parties. We expect that in the future we will rely on these and other manufacturers for supply of drug substance and product that will be used in clinical trials of our product candidates. When produced on a commercial scale, we expect that manufacturing costs relating to N91115 will generally be in line with that of other small molecule pharmaceutical compounds.

        Currently, each of our drug starting materials for our manufacturing activities are supplied by a single supplier that we believe has sufficient capacity to meet our demands. We have identified other sources of supply should those be needed in the future and we believe that adequate alternative sources for these supplies exist. However, there is a risk of material harm to our business if supplies are interrupted. We typically order raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements.

        The manufacturing process for N91115 is relatively straightforward and generally in line with other small molecule pharmaceutical compounds in terms of cost and complexity. The process is robust and reproducible within our current specifications, does not require dedicated reactors or specialized equipment, uses common synthetic chemistry and readily available materials, including off-the-shelf and made-to-order starting materials, and is readily transferable.

        Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. The contract manufacturers that we use to manufacture our drug substance and drug product do so under current Good Manufacturing Practices, or cGMP, a regulatory standard for the production of pharmaceuticals.

Competition

        The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. Key competitive factors affecting the commercial success of our product candidates are likely to be efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement. Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of competitors. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for therapies and achieving widespread market acceptance. Our competitors' products may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses.

        A number of small and large pharmaceutical companies are identifying and developing disease modifying candidates for the treatment of CF. Vertex's ivacaftor, marketed as Kalydeco, is the only drug currently approved to treat an underlying cause of CF, rather than the symptoms. If these companies develop technologies or product candidates more rapidly than we do, or their technologies are more effective, our ability to develop and successfully commercialize product candidates may be adversely affected. Conversely, the focus on CF and the introduction of newer therapies will expand awareness and acceptance of CF therapies and foster the adoption, uptake and adherence to these disease modifying medicines in potential competitors. Our competitors may also obtain FDA, EMA or other regulatory approval for their products more rapidly than we may obtain approval for ours. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available.

Intellectual Property

        We believe that we have a strong patent portfolio and substantial know-how relating to N91115 and our other product candidates. Our patent portfolio, described more fully below, includes claims directed to CFTR modulator compounds, pharmaceutical compositions comprising such compounds and methods of making and using the same. As of May 29, 2015, we are the owner of record of 19 issued U.S. patents and 41 issued non-U.S. patents. We are actively pursuing an additional 15 U.S. patent applications, including three provisional and 12 non-provisional U.S. applications, two international patent applications and 50 non-U.S. patent applications in over ten foreign countries. We are the licensee of 6 issued U.S. patents and 7 issued non-U.S. patents, as well as 2 pending U.S. patent applications.

        We strive to protect the proprietary technology that we believe is important to our business, including our product candidates and our processes. We seek patent protection in the United States and internationally for our products, their methods of use and processes of manufacture and any other technology to which we have rights, where available and when appropriate. We also rely on trade secrets that may be important to the development of our business.

        Our success will depend on the ability to obtain and maintain patent and other proprietary rights in commercially important technology, inventions and know-how related to our business, the validity and enforceability of our patents, the continued confidentiality of our trade secrets as well as our ability to operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see "Risk Factors—Risks Relating to Our Intellectual Property."

        The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the non-provisional priority application. In the United States, a patent's term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent.

        The term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a new drug application, or NDA, we expect to apply for patent term extensions for patents covering our product candidates and their methods of use.

        The patent portfolios for our proprietary technology portfolio and our two most advanced product candidates are summarized below.

  N91115

        The patent portfolio for N91115 includes wholly owned patents and patent applications directed to GSNOR inhibitors including N91115 and other compounds, pharmaceutical compositions comprising such compounds, methods of making such pharmaceutical compositions and methods of using such compounds and pharmaceutical compositions. Specific for our N91115 product candidate, we have one issued U.S. patent, pending U.S. patent applications and corresponding foreign national or regional counterpart patent applications pending in Europe, Japan and other countries. Our U.S. patent is expected to expire in 2031, excluding any additional term that may be available due to a patent term extension. Patents, if issued, based on these pending U.S. and foreign patent applications are expected to expire in 2031, excluding any additional term that may be available due to patent term adjustments or patent term extensions. We also have pending U.S. provisional patent applications directed to combination therapies. Patents, if issued, based on future patent applications filed claiming priority to this pending U.S. provisional patent application, are expected to expire in 2035, excluding any additional term that may be available due to patent term adjustments or patent term extensions.

  N6022

        The patent portfolio for N6022 includes wholly owned patents and patent applications directed to GSNOR inhibitors including N6022 and other compounds, pharmaceutical compositions comprising such compounds, methods of making such pharmaceutical compositions and methods of using such compounds and pharmaceutical compositions. Specific for our N6022 product candidate, we have two issued U.S. patents, pending U.S. patent applications and corresponding foreign national or regional counterpart patent applications pending in Europe, Japan, and other foreign countries. These two U.S. patents are expected to expire in 2031, excluding any additional term that may be available due to patent term extension. Patents, if issued, based on these pending U.S. and foreign patent applications are expected to expire in 2029 excluding any additional term that may be available due to patent term adjustments or extensions.

  Trade Secrets

        In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of our proprietary technology portfolio are based on unpatented trade secrets and know-how. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Regulatory Matters

        Government authorities in the United States at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products such as those we are developing.

        A number of different regulatory agencies may be involved, depending on the product at issue, and the type and stage of activity. These include the FDA, the Drug Enforcement Administration, or DEA, the Centers for Medicare and Medicaid Services, or CMS, other federal agencies, state boards of pharmacy, state controlled substance agencies and more.

  U.S. Government Regulation

          Drug Development Process

                In the United States, the FDA is a primary regulator of drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. The process of obtaining regulatory approvals and other compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable requirements at any time during the drug development process, approval process, or after approval, may subject us to adverse consequences and administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include refusal to approve pending applications; withdrawal or restriction of an approval; imposition of a clinical hold or other limitation on research; Warning Letters; product seizures; total or partial suspension of development, production, or distribution; or injunctions, fines, disgorgement, or civil or criminal payments or penalties.

                The process required before a drug may be marketed in the United States generally involves the following:

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  completion of preclinical laboratory tests, animal trials and formulation trials conducted according to Good Laboratory Practices, or GLP, animal welfare laws and other applicable regulations;

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  submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials, meaning trials in human subjects, in the United States may begin, obtaining similar authorizations in other jurisdictions where clinical research will be conducted and maintaining these authorizations on a continuing basis throughout the time that trials are performed and new data are collected;

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  performance of adequate and well-controlled clinical trials according to Good Clinical Practices, or GCP, to demonstrate whether a proposed drug is safe and effective for its intended use;

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  preparation and submission to the FDA of a marketing authorization application, such as a new drug application, or NDA, and submitting similar marketing authorization applications in other jurisdictions where commercialization will be pursued;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product will be produced to assess compliance with current good manufacturing practices, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity; and

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  FDA review and approval of the NDA or other marketing authorization application.

                The development, testing and approval process requires substantial time, effort and financial resources, as well as bearing inherent risk that individual products will not exhibit relevant safety, effectiveness, or quality characteristics. We cannot be certain that any approvals for our product candidates will be granted on a timely basis, or with the specific terms that we desire, if at all.

                Clinical trials typically are conducted in three sequential phases that may overlap or be combined:

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  Phase 1.    The drug initially is introduced into a small number of healthy human volunteers and is tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination.

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  Phase 2.    Clinical trials are initiated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the drug candidate for specific targeted diseases, and to determine dosage tolerance and optimal dosage.

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  Phase 3.    Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit-risk profile of the drug candidate and provide an adequate basis for regulatory approval and product labeling.

                Progress reports related to clinical trials must be submitted at least annually to the FDA and participating IRBs, and more frequent safety reports must be submitted to the FDA and to investigators for serious and unexpected suspected adverse events, and certain other purposes. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within a specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the healthy volunteers or patients are being exposed to an unacceptable health risk or that the investigational product apparently lacks efficacy. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with applicable requirements or if the drug candidate has been associated with unexpected serious harm to healthy volunteers or patients.

                We estimate that it generally takes 10 to 15 years, or possibly longer, to discover, develop and bring to market a new pharmaceutical product in the United States. Several years may be needed to complete each phase, including discovery, preclinical, Phase 1, 2 or 3, or marketing authorization.

                At times during the development of a new drug product, sponsors are given opportunities to meet with the FDA. This commonly occurs prior to submission of an IND, at the end of Phase 2 testing, and before an NDA is submitted. Meetings at other times may also be requested. These meetings provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. A plan for pediatric assessment also must be discussed at the end of Phase 2 meeting.

                Concurrent with clinical trials, companies usually complete additional animal trials and develop additional information about the chemistry and physical characteristics of the drug candidate and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate, and the manufacturer must develop methods for confirming the identity, quality, purity, and potency of the final products. Additionally, appropriate packaging must be selected and tested and stability trials must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf-life and distribution pathway.

          Disclosure of Clinical Trial Information

                Sponsors of clinical trials (other than Phase 1 trials) of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, comparator, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of certain trials may be delayed until the new product or new indication being studied has been approved. However, there are evolving rules and increasing requirements for publication of trial-related information, and it is possible that data and other information from trials involving drugs that never garner approval could in the future be required to be disclosed. In addition, publication policies of major medical journals mandate certain registration and disclosures as a pre-condition for potential publication, even when this is not currently mandated as a matter of law. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

          New Drug Application Review and Approval Processes

                The results of drug candidate development, preclinical trials and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug candidate, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the drug candidate. The submission of an NDA is subject to the payment of a substantial user fee, and the sponsor of an approved NDA is also subject to annual product and establishment user fees; a waiver of fees may be obtained under limited circumstances.

                The FDA reviews each NDA to ensure that it is sufficiently complete for substantive review before it accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA reviews an NDA to determine, among other things, whether a drug candidate is safe and effective for its intended use and indication for use and whether its manufacturing is cGMP-compliant to assure and preserve the drug candidate's identity, strength, quality and purity. The FDA may refer the NDA to an advisory committee consisting of a panel of external experts for review and recommendation as to whether the NDA should be approved and under what conditions. Before approving an NDA, the FDA will typically inspect the facility or facilities where the active ingredient and the formulated drug candidate are manufactured and tested.

                The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable criteria are not satisfied, or it may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a Complete Response Letter if the agency decides not to approve the NDA in its present form. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the Complete Response Letter may include recommended actions that the applicant might take to place the application in a condition for approval.

                If a product receives regulatory approval, the approval may be limited to specific diseases, dosages, or indications for use, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval trials, including Phase 4 clinical trials, to further assess a drug's safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

          Expedited Development and Review Programs

                The FDA has various programs, including fast track, priority review, accelerated approval, and breakthrough therapy designation, that are intended to increase agency interactions, expedite or facilitate the process for reviewing drug candidates, and/or provide for initial approval on the basis of surrogate endpoints. Generally, drug candidates that may be eligible for these programs are those for serious or life-threatening conditions, have the potential to address unmet medical needs and offer meaningful benefits over existing treatments. We believe that N91115 may qualify for some of these expedited development and review programs. We initially applied for fast track and orphan drug designations at the outset of our clinical development, but we were denied because, according to the FDA, we lacked sufficient data and information to support those designations at the time. Since then, we believe that we have developed, and continue to develop, clinical data that will allow us to resubmit our requests. Even if a drug candidate qualifies for one or more of these programs, the FDA may later decide that the drug candidate no longer meets the conditions for qualification. Moreover, the time period for FDA review may not actually be shortened even if a drug candidate has qualified for an expedited development program.

                If a drug candidate is approved under certain expedited programs, for example, the FDA's accelerated approval regulations, the approval may be conditioned upon post-marketing requirements, including the completion of post-approval clinical trials, sometimes referred to as Phase 4 trials, to confirm the effect on the desired clinical endpoint. Failure to conduct required post-approval trials, or the inability to confirm a clinical benefit during post-marketing trials, may allow the FDA to withdraw the drug from the market on an expedited basis. In addition, all promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

          Post-approval Requirements

                Any products for which we may receive future FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting and analysis of adverse experiences with the product, providing the FDA with updated safety, efficacy and quality information, product sampling and distribution requirements, maintaining up-to-date labels, warnings, and contraindications, and complying with promotion and advertising requirements. Products may be promoted only for the approved indications and in accordance with the approved label; products cannot be promoted for unapproved, or off-label, uses, although physicians may prescribe drugs for off-label uses in accordance with the practice of medicine. Manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to manufacturing processes often require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

                Manufacturers and other entities involved in the manufacturing and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic inspections for compliance with cGMPs and other laws. FDA and state inspections may identify compliance issues at manufacturing that may disrupt production or distribution or may require substantial resources to correct.

                Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market such as adverse events the existence or severity of which was unknown when the product was approved. Later discovery of previously unknown problems with a product may result in restrictions on the product or complete withdrawal from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal payments or penalties.

                From time to time, new legislation is enacted that changes the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition, FDA regulations and guidance may be revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative or regulatory or policy changes will occur or be implemented and what the impact of such changes, if any, may be.

          Patent Term Restoration and Marketing Exclusivity

                Depending upon the timing, duration, and specifics of FDA approval of the use of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term to be extended up to five years as compensation for patent term effectively lost due to the FDA's pre-market approval requirements. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension. Extensions are not granted as a matter of right and the extension must be applied for prior to expiration of the patent and within a sixty day period from the date the product is first approved for commercial marketing. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Where a product contains multiple active ingredients, if any one active ingredient has not been previously approved, it can form the basis of an extension of patent term provided the patent claims that ingredient or the combination.

                In the future, we may apply for restorations of patent term for some of our currently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

                Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The specific scope varies, but fundamentally the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity never previously approved by FDA either alone or in combination. For a new chemical entity that was issued orphan drug designation, the FDCA provides marketing exclusivity for the "same drug" and "same indication" for a period of seven years. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability trials, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical trials and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

          Pediatric Information and Exclusivity

                Under the FDCA, NDAs and certain supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. A sponsor must submit an initial Pediatric Trial Plan, or PSP, within sixty days of an end-of-phase 2 meeting or at certain other agreed times. The initial PSP must include an outline of the pediatric trial or trials that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral or waiver, along with supporting information. The FDA and the sponsor must reach agreement on the PSP, which can be amended over time.

                The FDCA also permits certain drugs to obtain an additional six months of exclusivity (e.g., add-on to NCE or orphan drug exclusivity) and certain patent protection if the sponsor submits information in response to a written request from FDA, relating to the use of the drug in children. The FDA only issues a written request for pediatric clinical trials prior to approval of an NDA where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may produce health benefits in that population. Even if FDA makes a written request if may later determine that the studies submitted do not meet the terms of the Written Request.

          Orphan Drug Designation

                Under the Orphan Drug Act, the FDA may grant orphan drug designation to drug candidates intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the drug for the indication can be recovered by sales of the drug in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Although there may be some increased communication opportunities, orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

                If a drug candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in very limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

                Orphan drug exclusivity could block the approval of our drug candidates for seven years if a competitor obtains approval of the same product as defined by the FDA or if our drug candidate is determined to be contained within the competitor's product for the same indication or disease.

                As in the United States, we may apply for designation of a drug candidate as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made. Orphan drugs in Europe enjoy economic and marketing benefits, including up to 10 years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan designated product.

                The FDA and foreign regulators expect holders of exclusivity for orphan drugs to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the orphan drug.

          Pharmaceutical Coverage, Pricing, and Reimbursement

          United States

                Even if the FDA approves NDAs for our drug candidates, sales of our products will depend, in part, on the availability of coverage and reimbursement by third party payers, such as government health programs, commercial or private insurance, and managed care organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payer will pay for the drug product. Third party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payer's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

                The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third party payers fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

          European Union

                In Europe and many other foreign countries, the success of our drug candidates we may develop, depends largely on obtaining and maintaining government reimbursement, because in many foreign countries patients are unlikely to use prescription pharmaceutical products that are not reimbursed by their governments. Negotiating reimbursement rates in foreign countries can delay the commercialization of a pharmaceutical product and generally results in a reimbursement rate that is lower than the net price that companies can obtain for the same product in the United States.

                In some countries, such as Germany, commercial sales of a product can begin while the reimbursement rate that a company will receive in future periods is under discussion. In other countries, a company must complete the reimbursement discussions prior to the commencement of commercial sales of the pharmaceutical product. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of drugs for which their national health insurance systems provide reimbursement and to control the prices of drugs for human use. A member state may approve a specific price for the drug or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug on the market. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

          Other U.S. Healthcare Laws and Compliance Requirements

                Pharmaceutical companies also are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and false claims laws, and the reporting of payments to physicians and teaching hospitals. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business.

          Anti-kickback Laws

                U.S. federal laws, including the federal Anti-Kickback Statute, prohibit fraud and abuse involving state and federal healthcare programs, such as Medicare and Medicaid. These laws are interpreted broadly and enforced aggressively by various state and federal agencies, including CMS, the Department of Justice, the Office of Inspector General for HHS, and various state agencies. These anti-kickback laws prohibit, among other things, knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal healthcare program. Remuneration is broadly defined to include anything of value, such as cash payments, gifts or gift certificates, discounts, or the furnishing of services, supplies, or equipment. The anti-kickback laws are broad and prohibit many arrangements and practices that are lawful in businesses outside of the healthcare industry. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation.

                The penalties for violating the anti-kickback laws can be severe. The sanctions include criminal and civil penalties, and possible exclusion from the federal healthcare programs. Many states have adopted laws similar to the federal anti-kickback laws, and some apply to items and services reimbursable by any payer, including third party payers.

          Federal and State Prohibitions on False Claims

                The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment under federal programs (including Medicare and Medicaid). Under the False Claims Act, a person acts knowingly if he has actual knowledge of the information or acts in deliberate ignorance or in reckless disregard of the truth or falsity of the information. Although we would not submit claims directly to government payers, manufacturers can be held liable under the False Claims Act if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law.

                Provisions of the False Claims Act allow a private individual to bring an action on behalf of the federal government and to share in any amounts paid by the defendant to the government in connection with the action. The number of filings under these provisions has increased significantly in recent years. Conduct that violates the False Claims Act may also lead to exclusion from the federal healthcare programs. In addition, various states have enacted similar laws modeled after the False Claims Act that apply to items and services reimbursed under Medicaid and other state healthcare programs, and, in several states, such laws apply to claims submitted to all payers.

          Federal Prohibitions on Healthcare Fraud and False Statements Related to Healthcare Matters

                There are numerous federal and state laws protecting the privacy and security of protected health information. Additionally, a number of related crimes can be prosecuted related to healthcare fraud, false statements relating to healthcare matters, theft or embezzlement in connection with a health benefit program, and obstruction of criminal investigation of healthcare offenses. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including a private insurer. Violation of any of these laws is a felony and may result in fines or exclusion from the federal healthcare programs.

          Physician Payment Sunshine Act

                The Physician Payment Sunshine Act requires most pharmaceutical manufacturers to report annually to the Secretary of HHS financial arrangements, payments, or other transfers of value made by that entity to physicians and teaching hospitals. The payment information is made publicly available in a searchable format on a CMS website. Over the next several years, we will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties. Similar laws have been enacted or are under consideration in foreign jurisdictions, including France which has adopted the Loi Bertrand, or French Sunshine Act, which became effective in 2013.

          The Foreign Corrupt Practices Act

                The Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing, or making payments to foreign officials for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we regularly interact with may meet the definition of a foreign government official for purposes of the Foreign Corrupt Practices Act.

          Other Regulations

                In addition to the statutes and regulations described above, we also are subject to regulation in the United States under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other federal, state, local and foreign statutes and regulations, now or hereafter in effect.

  Foreign Regulation

        In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials, distribution, and future commercial sales of our products. Whether or not we obtain FDA approval for a drug candidate, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the European Union, before we can commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

        Under European Union regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat AIDS, cancer, neurodegenerative disorders, or diabetes and optional for those medicines that are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for approval by one or more "concerned" member states based on an assessment of an application performed by one member state, known as the "reference" member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report, each concerned member state must decide whether or not to approve the assessment report and related materials. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Employees

        As of June 3, 2015, we had 23 full-time employees and one part-time employee. None of our employees is represented by a labor union or covered by a collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

        Our corporate headquarters are located in Boulder, Colorado, where we lease approximately 15,000 square feet of office and laboratory space pursuant to a lease that expires in March 2018. We have an option to extend our lease for up to three years.

        We believe that our existing facilities are adequate for our near-term needs. When our lease expires, we may exercise the renewal option or look for alternate space for our operations. We believe that suitable alternative space would be available if required in the future on commercially reasonable terms.

Legal Proceedings

        We are not currently a party to any material legal proceedings. From time to time, we may become involved in various claims and legal proceedings that, in the opinion of management, are likely have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

        The following table sets forth certain information regarding our executive officers and members of our Board of Directors upon the closing of this offering, with their respective ages as of June 3, 2015.

Name	Age	Position(s)
Executive Officers:
Jon Congleton	52	President, Chief Executive Officer and Director
Janice Troha	57	Chief Operating Officer
R. Michael Carruthers	57	Chief Financial Officer and Secretary
Sherif Gabriel, Ph.D.	53	Vice President, Research
Steven Shoemaker, M.D.	63	Vice President, Clinical Research and Development, Medical Director
Non-Management Directors:
Howard Furst, M.D.	48	Chairman
Jonathan Leff	46	Director
Evan Loh, M.D.	56	Director
John Moore	51	Director
Robert Conway	61	Director

Executive Officers

        Jon Congleton has served as our President and Chief Executive Officer and as a member of our Board of Directors since January 1, 2015. Before joining Nivalis, Mr. Congleton was at Teva Pharmaceuticals from November 1996 to December 2014, where he most recently served as Senior Vice President, Global Central Nervous Disorders and Pain from April 2013 to December 2014, and as Senior Vice President Global Medicine Group from November 2011 to April 2013. Prior to that, Mr. Congleton held positions in general management and global strategic marketing, including General Manager of Teva Neuroscience. Prior to joining Teva, Mr. Congleton spent ten years in a variety of commercial roles with predecessor companies of Sanofi. Mr. Congleton earned a B.S. in marketing from Kansas State University. Our Board of Directors believes that Mr. Congleton should serve as a director because his mix of business development, operations and commercialization experience make him well suited to drive Nivalis through its next phase of development.

        Janice Troha has served as our Chief Operating Officer since December 2014. From June 2012 to December 2014, Ms. Troha was our Executive Vice President of Product Development and Regulatory Affairs, and from October 2008 to May 2012, she served as our Vice President, Product Development and Regulatory Affairs. Prior to joining Nivalis, she served as the Site Manager and Vice President for Development and Regulatory Affairs for Endo Pharmaceuticals, Colorado from October 2006 to June 2008, and Vice President, Clinical Development and Regulatory Affairs for RxKinetix, from 2001 to 2006. Previously, Ms. Troha held positions of increasing responsibility in Product Development, Clinical Research and Regulatory Affairs at Cortech from 1994 to 2000 and in Clinical Research at Boehringer Ingelheim Pharmaceuticals from 1984 to 1994. Ms. Troha earned a B.S. in liberal arts and sciences from the University of the State of New York.

        R. Michael Carruthers has served as our Chief Financial Officer and Secretary since February 4, 2015. From December 1998 to February 2015, he served as Chief Financial Officer for Array BioPharma. Prior to joining Array BioPharma, Mr. Carruthers served as Chief Financial Officer of Sievers Instrument, a division of Ionics, Inc., and before joining Sievers, was the treasurer and controller for the Waukesha division of Dover Corporation. Mr. Carruthers was previously employed as an accountant with Coopers & Lybrand. Mr. Carruthers received a B.S. in accounting from the University of Colorado and a M.B.A. from the University of Chicago.

        Sherif Gabriel, Ph.D., has served as our Vice President of Research and Discovery since October 2012. Prior to joining Nivalis, Dr. Gabriel served as an Associate Professor of Pediatrics and the Cystic Fibrosis Center at the University of North Carolina from January 2001 to August 2012. During his tenure at the University of North Carolina, Dr. Gabriel directed the CFTR Molecular Therapy and Correction Core, and he has spent more than 20 years focused on understanding the function of CFTR, and developing treatments for CF. Dr. Gabriel earned both his B.S. and Ph.D. from the University of Saskatchewan, Saskatoon.

        Steven Shoemaker, M.D., has served as our Vice President of Clinical Research and Development and as our Medical Director since July 2014. From September 2012 to June 2014, he served as our Director of Clinical Development and Medical Director, and from June 2007 to March 2009 he served as our Vice President of Medical Affairs. He served as the Principal of Nicosof, LLC from April 2009 to August 2012. Previously, from April 1994 to October 2000 he served as Medical Director and Vice President of Medical Affairs at Anesta Corp. and then Cephalon, Inc. that acquired Anesta in July 2000. Dr. Shoemaker has a B.S. in Chemistry from Stanford University and received his M.D. from the UCLA School of Medicine. Dr. Shoemaker's subspecialty clinical training was in Pulmonary and Critical Care Medicine at the University of Colorado Health Sciences Center.

Non-Management Directors

        Howard Furst, M.D., joined our Board of Directors in April 2010 and was elected Chairman of the Board of Directors in June 2014. Dr. Furst has been a Partner at Deerfield Management Company since 2007. Dr. Furst served as the Chief Executive Officer of NitroMed from 2009 to 2011. From 2006 to 2007, he was a Portfolio Manager for the healthcare group at Magnetar Capital. From 2000 to 2006, he was a principal at Maverick Capital. From December 2009 to July 2013, Dr. Furst served on the board of Talon Therapeutics. He received his M.D. from the New York University School of Medicine, an M.B.A. with a dual concentration in Finance and Healthcare Administration from the Wharton School of Business at the University of Pennsylvania and a B.A. from the University of Pennsylvania. Our Board of Directors believes that Dr. Furst should serve as a director because of his healthcare investing and medical expertise, as well as his experience in finance and strategic planning.

        Jonathan Leff, joined our Board of Directors in April 2014. Since January 2013, Mr. Leff has been a partner with Deerfield Management Company on the private transactions team and Chairman of the Deerfield Institute, focusing on venture capital and structured investments in biotechnology and pharmaceuticals. Prior to joining Deerfield, from 1996 to 2012, Mr. Leff was a managing director at Warburg Pincus, a global private equity investment firm. Mr. Leff served on the boards of directors of Talon Therapeutics from June 2010 to July 2013, Allos Therapeutics from 2005 to September 2012, Inspire Pharmaceuticals from 2007 to May 2011, InterMune from 2000 to November 2012, ZymoGenetics from 2002 to October 2010 and Sophiris Bio from 2010 to 2012. Mr. Leff also serves on the boards of directors of several private companies. Mr. Leff received his A.B. in Government from Harvard University and his M.B.A. from Stanford University Graduate School of Business. Our Board of Directors believes that Mr. Leff should serve as a director because of his understanding of financial investment, business development, strategic planning and operational management in our industry and his ability to provide guidance, insight and perspective with respect to our operations, strategy and corporate governance.

        Evan Loh, M.D., joined our Board of Directors in February 2012. Dr. Loh has been the President and a member of the board of directors of Paratek Pharmaceuticals since June 2014, and has served as its Chief Medical Officer since December 2012. From December 2013 to June 2014, Dr. Loh also served as the Executive Chairman of Paratek Pharmaceuticals. From October 2009 to January 2012, Dr. Loh served as Senior Vice President, Development and Strategic Operations, Worldwide Research and Development at Pfizer. Prior to joining Pfizer, Dr. Loh was Vice President, Clinical Research & Development at Wyeth, a pharmaceutical company, where he was responsible for leadership and strategic oversight of clinical development efforts across multiple therapeutic areas throughout the world. Dr. Loh received his A.B. from Harvard College and his M.D. from Harvard Medical School. He completed his Internal Medicine and Cardiovascular fellowship training at Brigham and Women's Hospital. Our Board of Directors believes that Dr. Loh should serve as a director because of his extensive experience in operational and strategic drug development and his outstanding reputation and expertise in the medical community.

        John Moore joined our Board of Directors in February 2012. Mr. Moore has served as Vice President, General Counsel and Secretary of Array BioPharma since 2002. Mr. Moore received a J.D. from the University of North Carolina at Chapel Hill School of Law, a M.S. in Biochemistry from the University of Illinois at Urbana-Champaign and a B.S. in Chemistry from the University of North Carolina at Chapel Hill. Our Board of Directors believes that Mr. Moore should serve as a director because of his expertise in intellectual property and extensive experience addressing both legal and business issues in the pharmaceutical and biotechnology industries.

        Robert Conway joined our Board of Directors in April 2015. From 1999 to 2012, Mr. Conway served as the Chief Executive Officer and member of the board of directors of Array BioPharma, a publicly traded biopharmaceutical company. Prior to joining Array, Mr. Conway was the Chief Operating Officer and Executive Vice President of Hill Top Research, from 1996 to 1999. From 1979 until 1996, Mr. Conway held various executive positions for Corning Inc., including Corporate Vice President and General Manager of Corning Hazleton, a contract research organization. Since 2013, Mr. Conway has served on the Board of Directors of ARCA BioPharma, a publicly traded biopharmaceutical company, and was elected Chairman in June 2014. From 2004 to 2013, he served on the Boards of Directors of PRA International, which was a public company for a portion of his tenure there, and eResearch Technology, a private company. Mr. Conway serves as the Chairman of Wall Family Enterprise, a leading library and educational supplies company. In addition, Mr. Conway is a member of the Strategic Advisory Committee of Genstar Capital. Mr. Conway received a B.S. in accounting from Marquette University in 1976. Our Board of Directors believes that Mr. Conway should serve as a director because of his experience and expertise in the pharmaceutical industry, in pharmaceutical development and clinical trials, and in corporate finance, governance, accounting and public company compliance.

        There are no family relationships among any of our directors or executive officers.

Key Scientific and Clinical Advisors

        From time to time, our management seeks the advice and guidance of certain scientific and clinical advisors regarding clinical and regulatory development programs and other customary matters. Our scientific and clinical advisors are experts in various areas of medicine and drug development.

        Our current advisors are:

Name	Institution
Michael Marletta, Ph.D.	Scripps Research Institute
Michael Knowles, M.D.	University of North Carolina
Frank Accurso, M.D.	Children's Hospital Colorado
Scott Donaldson, M.D.	University of North Carolina
Steven Rowe, M.D.	University of Alabama at Birmingham
Benjamin Gaston, M.D.	Case Western Reserve University
John P. Clancy, M.D.	Cincinnati Children's Hospital

Composition of Our Board of Directors

        The current members of our Board of Directors have been designated pursuant to our Second Amended and Restated Voting Agreement, or the Voting Agreement. The Voting Agreement provides that our Board of Directors is composed of our Chief Executive Officer, one director designated by the holders of a majority of our outstanding Series 2 convertible preferred stock, one director designated by the Snider Estate, two directors designated by Deerfield Management Company L.P., or Deerfield Management, and up to three directors designated by the holders of a majority of outstanding preferred and common stock, voting together as a single class. The Voting Agreement will terminate upon completion of this offering and, thereafter, our directors will be elected by the vote of our common stockholders.

        Under our amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the closing of this offering, the number of directors will be determined from time to time by our Board of Directors. The size of our Board of Directors is currently set at eight with two vacancies.

        Upon the completion of this offering, the Board of Directors will consist of six directors and be divided into three classes, with each class serving for a staggered three-year term. The Board of Directors will initially consist of two Class I directors, three Class II directors and three Class III directors. Our directors will be divided among the three classes as follows:

  ▪
  Our Class I directors will be Mr. Leff and Mr. Moore;

  ▪
  Our Class II directors will be Dr. Furst and Dr. Loh; and

  ▪
  Our Class III directors will be Mr. Congleton and Mr. Conway.

        Any additional directorship resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

        At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors, Class II directors and Class III directors identified above will expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2016, 2017 and 2018, respectively.

        The classification of our Board of Directors may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law—Election and Removal of Directors."

        Pursuant to our Voting Agreement, as described above, Dr. Furst and Mr. Leff were designated for election to the Board of Directors by Deerfield Management. We anticipate that Dr. Furst and Mr. Leff will continue to serve as directors despite the fact that our Voting Agreement will terminate upon the closing of this offering.

        Director Independence.    Our Board of Directors has determined that all of our directors, except Mr. Congleton, are "independent directors" as defined under Nasdaq's listing standards.

Board of Directors Leadership Structure and Role in Risk Oversight

        Our Board of Directors is currently chaired by Dr. Furst. The positions of our Chairman of the Board and Chief Executive Officer are presently separated. Separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board of Directors in its fundamental role of providing advice to and independent oversight of management. Our Board of Directors recognizes the time, effort and energy that the Chief Executive Officer must devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the Board of Directors' oversight responsibilities continue to grow as we transition to becoming a public company. Our Board of Directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our Board of Directors. Our Board of Directors believes its administration of its risk oversight function has not affected its leadership structure. Although our amended and restated bylaws that will be in effect upon the closing of this offering will allow any number of offices to be held by the same person, our Board of Directors believes that having separate individuals serve as the Chairman of the Board of Directors and as the Chief Executive Officer is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

        Our Board of Directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our Board of Directors performs this oversight role by using several different levels of review. In connection with its reviews of our operations and corporate functions, our Board of Directors addresses the primary risks associated with those operations and corporate functions. In addition, our Board of Directors reviews the risks associated with our business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

        Each of our Board committees also oversees the management of our risk that falls within the committee's areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our principal financial officer. The Audit Committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our Board of Directors regarding these activities.

Board Committees

        Upon the effectiveness of the registration statement of which this prospectus forms a part, our Board of Directors will have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which will operate pursuant to a separate charter adopted by our Board of Directors and available on the Corporate Governance section of our website located at www.nivalis.com. The composition and functioning of all of our committees will comply with all applicable requirements of Sarbanes-Oxley, the Dodd-Frank Act, Nasdaq and SEC rules and regulations. Our Board of Directors may establish other committees from time to time.

  Audit Committee

        We have established an Audit Committee consisting of Mr. Conway, Dr. Loh and Mr. Moore, with Mr. Conway serving as the Chairperson. Our Board of Directors has affirmatively determined that each member of the Audit Committee is an "independent director" for Audit Committee purposes as that term is defined in the rules of the SEC and the applicable rules of Nasdaq. Our Board of Directors designated Mr. Conway as the "audit committee financial expert," as defined under the applicable rules of the SEC. The Audit Committee is responsible for, among other matters:

  ▪
  appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

  ▪
  discussing with our independent registered public accounting firm their independence from management;

  ▪
  reviewing with our independent registered public accounting firm the scope and results of their audit;

  ▪
  approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

  ▪
  overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

  ▪
  reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

  ▪
  establishing procedures for the confidential and anonymous submission of concerns regarding questionable accounting internal control or auditing matters; and

  ▪
  reviewing and approving related person transactions.

  Compensation Committee

        Our Compensation Committee currently consists of Mr. Leff, Dr. Loh and Mr. Moore, with Mr. Moore serving as the Chairperson. The Compensation Committee will remain the same following the closing of this offering. Our Board of Directors has affirmatively determined that each member of the Compensation Committee is an "independent director" as that term is defined in the applicable rules of Nasdaq. The Compensation Committee is responsible for, among other matters:

  ▪
  annually reviewing the total compensation package of our Chief Executive Officer and other executive officers, and recommending for approval by the independent directors the compensation for the Chief Executive Officer and other executive officers for the upcoming year;

  ▪
  evaluating the performance of our Chief Executive Officer and other executive officers, based on achievement of performance objectives and individual merit, and recommending for approval by the independent directors the annual cash and any bonus or other compensation for the Chief Executive Officer and other executive officers;

  ▪
  administering, reviewing and approving any performance bonus plans applicable to the Chief Executive Officer and other executive officers;

  ▪
  determining the form and amounts of compensation for our executive officers and directors appropriate to achieve our strategic objectives;

  ▪
  reviewing and discussing our performance against our performance goals established by the Compensation Committee; and

  ▪
  approving any employment agreements, severance arrangements, changes in control arrangements and other similar arrangements and amendments to or waivers of any such agreements or arrangements, between our company and the Chief Executive Officer or any other executive officer.

  Nominating and Corporate Governance Committee

        We have established a Nominating and Corporate Governance Committee consisting of Dr. Furst, Mr. Leff and Mr. Moore, with Dr. Furst serving as Chairperson. Our Board of Directors has affirmatively determined that each member of the Nominating and Corporate Governance Committee is an "independent director" as that term is defined in the applicable rules of Nasdaq. The Nominating and Corporate Governance Committee is responsible for, among other matters:

  ▪
  developing and recommending to the Board of Directors criteria for Board membership;

  ▪
  establishing procedures for identifying and evaluating Board of Director candidates, including nominees recommended by stockholders;

  ▪
  identifying individuals qualified to become members of the Board of Directors;

  ▪
  recommending to the Board of Directors the persons to be nominated for election as directors and to each of the Board's committees;

  ▪
  developing and recommending to the Board of Directors a set of corporate governance guidelines and overseeing compliance with such guidelines;

  ▪
  reviewing and assessing the effectiveness of our compliance programs and recommending any improvements; and

  ▪
  overseeing the performance evaluation of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

        None of the members of our Compensation Committee is or has ever been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Corporate Governance

        Our Board of Directors has adopted a written code of business conduct and ethics, effective upon the effectiveness of the registration statement of which this prospectus forms a part, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

        Our Board of Directors has also adopted a set of corporate governance guidelines, effective upon the effectiveness of the registration statement of which this prospectus forms a part, setting forth a framework within which our Board of Directors, assisted by the various committees of our Board of Directors, will direct the company's affairs. These guidelines address, among other things, the composition and functions of our Board of Directors, director independence, Board committees and selection of new directors.

        Upon the effectiveness of the registration statement of which this prospectus forms a part, a current copy of our code of business conduct and ethics and our corporate governance guidelines will be posted on the Corporate Governance section of our website, which is located at www.nivalis.com.

EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

        This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below for 2014. It also describes certain compensation decisions we have made or compensation we have paid in early 2015.

        For 2014, our named executive officers, or NEOs, are:

  ▪
  Janice M. Troha, our Executive Vice President and Chief Operating Officer;

  ▪
  Sherif Gabriel, Ph.D., our Vice President of Research; and

  ▪
  Charles H. Scoggin, M.D., our former President and Chief Executive Officer who departed from our company effective July 11, 2014.

        The objective of our compensation program is to provide a total compensation package to each named executive officer that will enable us to attract, motivate and retain outstanding individuals, reward named executive officers for performance and align the financial interests of each named executive officer with the interests of our stockholders to encourage each named executive officer to contribute to our long-term performance and success.

Change in Chief Executive Officer and Chief Financial Officer in 2014 and 2015

        Dr. Scoggin served as our Chief Executive Officer until July 11, 2014. After his departure, the Chairman of our Board of Directors, Howard Furst, M.D., a non-employee director, assisted in overseeing certain duties of the Chief Executive Officer while the Board of Directors conducted a search for a new Chief Executive Officer. Dr. Furst was not compensated for these additional responsibilities.

        Effective January 1, 2015, Jon Congleton became our President and Chief Executive Officer and a director of our company. In addition, effective February 4, 2015, Michael Carruthers became our Chief Financial Officer.

        Because Mr. Congleton and Mr. Carruthers did not commence employment until 2015, they are not named executive officers for 2014 under SEC rules and regulations and do not appear in the compensation tables below. However, we provide a description of the compensation we have agreed to pay to them and a summary of the terms of their employment agreements below under "—2015 Compensation Arrangements for the Chief Executive Officer and Chief Financial Officer."

Compensation Committee

        Our Compensation Committee, with input from the Board of Directors, determines the compensation for our named executive officers. Upon completion of this offering, we will have an independent compensation committee that meets Nasdaq's enhanced independence standards applicable to compensation committees and will be responsible for determining the compensation for our named executive officers and administering our equity compensation plans and awards.

        The Compensation Committee is currently working with Compensia, Inc., a compensation consultant, to analyze the compensation elements and compensation levels of our senior management. Based on the results of the benchmarking analysis, the Compensation Committee may make adjustments to the current compensation of the named executive officers.

Elements of Compensation

        The compensation for our named executive officers for 2014 consisted of base salary, cash retention bonuses and severance and change in control benefits. We did not grant equity compensation to our named executive officers in 2014, though each of our named executive officers holds equity awards pursuant to past equity grants. We anticipate that our compensation program for 2015 for our named executive officers will include annual cash incentive compensation and equity incentive compensation, as well as base salary, severance and change in control benefits.

Employment Agreements

        We have entered into written employment agreements with each of our named executive officers. These agreements were negotiated on an arms-length basis and establish the key elements of compensation for each executive.

  Ms. Troha's Employment Agreement

        The effective date of Ms. Troha's agreement was November 1, 2012, and the agreement was most recently amended in March 2015. The initial base salary set forth in the agreement is $346,500. The agreement is for an initial term of two years, and will renew after the initial term, and annually thereafter, for an additional one-year term unless at least 30 days prior to the end of the current term either we or Ms. Troha provides notice of non-renewal.

        The agreement provides that Ms. Troha is eligible to participate in the employee benefit plans, programs and policies maintained by us from time to time. In addition, Ms. Troha is eligible for performance bonuses in cash and/or equity on an annual or more frequent basis, as determined at the discretion of our Board of Directors.

        The agreement also provides for severance benefits in the event Ms. Troha's employment is terminated by us without cause, or on account of disability. Severance benefits include (1) monthly severance payments equal to her then-current monthly rate of salary for a period equal to the greater of 12 months, or the remainder of the term of her employment agreement, (2) reimbursement of COBRA premiums for a maximum of 12 months and (3) accelerated vesting of those stock options scheduled to vest during the 12-month period following her termination date. In addition, all Ms. Troha's outstanding stock options granted prior to February 2015 will vest upon a change in control of the company.

        On February 10, 2015, our Board of Directors approved an option grant for Ms. Troha to purchase 165,749 shares of our common stock, at an exercise price of $4.56 per share, under the 2012 Plan. Upon a change in control, 50% of her outstanding, unvested options subject to this grant will become vested. If there is a termination other than for cause within 12 months of a change in control, all remaining unvested options will become vested.

        The agreement also contains customary confidentiality, non-compete and non-solicitation provisions.

  Dr. Gabriel's Employment Agreement

        The effective date of Dr. Gabriel's agreement was November 1, 2012, and the agreement was most recently amended in March 2015. The initial base salary set forth in the agreement is $285,000. The agreement is for an initial term of two years, and will renew after the initial term, and annually thereafter, for an additional one-year term unless at least 30 days prior to the end of the current term either we or Dr. Gabriel provides notice of non-renewal.

        The agreement provides that Dr. Gabriel is eligible to participate in the employee benefit plans, programs and policies maintained by us from time to time. In addition, Dr. Gabriel is eligible for performance bonuses in cash and/or equity on an annual or more frequent basis, as determined at the discretion of our Board of Directors.

        The agreement also provides for severance benefits in the event of Dr. Gabriel's employment is terminated by us without cause, or on account of disability. Severance benefits include (1) monthly severance payments equal to his then-current monthly rate of salary for a period equal to the greater of 12 months, or the remainder of the term of his employment agreement, (2) reimbursement of COBRA premiums for a maximum of 12 months and (3) accelerated vesting of those stock options scheduled to vest during the 12-month period following his termination date. In addition, all Dr. Gabriel's outstanding stock options granted prior to February 2015 will vest upon a change in control of the company.

        On February 10, 2015 and April 29, 2015, our Board of Directors approved option grants for Mr. Gabriel to purchase 51,921 shares and 15,576 shares of our common stock, respectively, at exercise prices of $4.56 per share, under the 2012 Plan. Upon a change in control, 50% of his outstanding, unvested options subject to these two grants will become vested. If there is a termination other than for cause within 12 months of a change in control, all remaining unvested options will become vested.

        The agreement also contains customary confidentiality, non-compete and non-solicitation provisions.

  Dr. Scoggin's Employment Agreement

        The effective date of Dr. Scoggin's agreement was August 7, 2013. The initial base salary set forth in the agreement is $420,000. The agreement is for an initial term of two years, and will renew after the initial term, and annually thereafter, for an additional one-year term unless at least 30 days prior to the end of the current term either we or Dr. Scoggin provides notice of non-renewal.

        The agreement provides that Dr. Scoggin is eligible to participate in the employee benefit plans, programs and policies maintained by us from time to time. In addition, Dr. Scoggin is eligible for performance bonuses in cash and/or equity on an annual or more frequent basis, as determined at the discretion of our Board of Directors.

        The agreement also provides for severance benefits in the event Dr. Scoggin's employment is terminated by us without cause, or on account of disability. Severance benefits include (1) monthly severance payments equal to his then-current monthly rate of salary for a period equal to the greater of 12 months, or the remainder of the term of his employment agreement, (2) reimbursement of COBRA premiums for a maximum of 12 months and (3) accelerated vesting of those stock options scheduled to vest during the year in which his termination date occurs. In addition, all Dr. Scoggin's outstanding stock options will vest upon a change in control of the company.

        The agreement also contains customary confidentiality, non-compete and non-solicitation provisions.

Base Salary

        We pay base salaries to attract, recruit and retain qualified employees. For 2014, the base salaries of each of the named executive officers were as follows: Ms. Troha—$363,825;

Dr. Gabriel—$295,687; and Dr. Scoggin—$420,000. Dr. Scoggin's salary was prorated for the time he was our employee in 2014.

        Due to a cash conservation strategy we implemented in July 2014, the salaries of our employees and officers, including the named executive offices, were reduced effective July 1, 2014. Regular salary rates were restored in August 2014. In November 2014, the full amount of any reduced salary amounts were paid to our employees. In light of the salary reduction, and in order to ensure that we retained key members of senior management, we entered into the retention bonus agreements described below with certain of the named executive officers.

        Following the consummation of this offering, our Compensation Committee will review and set base salaries of our named executive officers annually or as determined at its discretion.

Cash Retention Bonus Agreements

        In June 2014, we entered into retention bonus agreements with Ms. Troha and Dr. Gabriel providing for a cash payment in the amount of $50,000 per person payable in two equal installments if the named executive officer remains actively and continuously employed by us through the applicable payment date and has satisfactorily performed his or her duties and otherwise complied with all obligations under his or her employment agreement. The retention bonus agreement provided that the first installment would be payable on July 31, 2014, and the second installment would be payable following the closing of a financing transaction that results in at least $3.0 million in gross cash proceeds to our company. A qualifying financing transaction was completed in November 2014. Therefore, the full $50,000 retention bonus was paid to each Ms. Troha and Dr. Gabriel during 2014.

Equity Incentive Compensation

        We provide equity-based incentive compensation to our named executive officers to promote a closer identification of their interests with those of the company and its stockholders and to further stimulate their efforts to enhance the growth and value of the company.

        We did not grant any stock options or other equity awards to the named executive officers during 2014. Historically, we have granted equity awards to our named executive officers in conjunction with their initial hire or in connection with a performance review. Certain of the named executive officers hold stock options granted under our 2012 Stock Incentive Plan or restricted stock that relates to historical equity arrangements. For information about the equity awards held by the named executive officers at December 31, 2014, see "—2014 Outstanding Equity Awards at Fiscal Year-End."

        In the future, we plan to continue our use of long-term equity incentives, particularly through grants of equity awards under the 2015 Plan. We anticipate adopting the 2015 Plan prior to the completion of this offering. The purpose of the 2015 Plan is to further align the interests of our executives with those of our stockholders. For additional information regarding the 2015 Plan, see "—2015 Equity Incentive Plan."

Benefits and Perquisites

        We offer health and welfare benefits and life insurance to our named executive officers on the same basis that these benefits are offered to our other eligible employees. We also offer a 401(k) plan to our eligible employees which provides a company contribution of a minimum of 3% of compensation. Our named executive officers participate in our 401(k) on the same basis as our employees.

        Because Dr. Gabriel does not reside near our headquarters location, we have agreed to reimburse him for the costs he incurs in traveling to and from our headquarters from time to time. We provide no other perquisites to our named executive officers.

        Prior to the consummation of this offering, we anticipate adopting an employee stock purchase plan in which all eligible employees may purchase our common stock. The named executive officers will be eligible to participate in the employee stock purchase plan on the same basis as all of our eligible employees. For a description of the plan, see "—Employee Stock Purchase Plan."

2015 Compensation Arrangements for the Chief Executive Officer and Chief Financial Officer

  President and Chief Executive Officer

        Mr. Congleton became our President and Chief Executive Officer effective January 1, 2015. We entered into an employment agreement with him effective January 1, 2015, which was subsequently amended in March 2015. The initial base salary set forth in the agreement is $375,000. The agreement is for a one year term, and will renew each year for an additional one-year term unless at least 30 days prior to the end of the current term either we or Mr. Congleton provides notice of non-renewal. Under this agreement, he is eligible for an annual cash incentive award with a targeted payout at 50% of his base salary based upon the achievement of certain performance metrics set by the Board of Directors pursuant to the annual bonus plan determined and adopted by the Board of Directors from time to time.

        His agreement provides that he will be granted stock options under our stock option plan to purchase 519,210 shares of our common stock, subject to approval of our Board of Directors. The options will vest and become exercisable over a four-year period, with 25% of the options vesting on the first anniversary of the grant date, and 1/48th of the options vesting monthly thereafter so that 100% of the options are vested on the fourth anniversary of the grant date. In accordance with the agreement, on February 10, 2015, we granted Mr. Congleton options to purchase 519,210 shares of our common stock, at an exercise price of $4.56 per share, under the 2012 Plan. Such options provide that, upon a change in control, 50% of his outstanding, unvested options subject to this grant will become vested, and that if there is a termination other than for cause within 12 months of a change in control, all remaining unvested options will become vested.

        This agreement also provides for severance benefits in the event Mr. Congleton's employment is terminated by us without cause, or on account of disability, including that any of his unvested options that are scheduled to vest in the 12 months following such termination will become vested as of such termination.

        In addition, this agreement contains customary confidentiality, non-compete and non-solicitation provisions. Further, it provides that Mr. Congleton is eligible to participate in the employee benefit plans, programs and policies maintained by us from time to time.

  Chief Financial Officer

        Mr. Carruthers became our Chief Financial Officer effective February 4, 2015. We entered into an employment agreement with him effective February 4, 2015. The initial base salary set forth in the agreement is $350,000. The agreement is for a one-year term, and will renew each year for an additional one year term unless at least 30 days prior to the end of the current term either we or Mr. Carruthers provides notice of non-renewal. Under this agreement, Mr. Carruthers is eligible for an annual cash incentive award with a target payout at 30% of his base salary based upon the achievement of certain performance metrics set by our Board of Directors pursuant to the annual bonus plan determined and adopted by our Board of Directors from time to time.

        His agreement provides that he will be granted stock options under our stock option plan to purchase 207,684 shares of our common stock, subject to approval of our Board of Directors. The options will vest and become exercisable over a four-year period, with 25% of the options vesting on the first anniversary of the grant date, and 1/48th of the options vesting monthly thereafter so that 100% of the options are vested on the fourth anniversary of the grant date. In accordance with the agreement, on February 10, 2015, we granted Mr. Carruthers options to purchase 207,684 shares of our common stock, at an exercise price of $4.56 per share, under the 2012 Plan. Such options provide that, upon a change in control, 50% of his outstanding, unvested options subject to this grant will become vested, and that if there is a termination other than for cause within 12 months of a change in control, all remaining unvested options will become vested.

        This agreement also provides for severance benefits in the event Mr. Carruthers' employment is terminated by us without cause, or on account of disability, including that any of his unvested options that are scheduled to vest in the 12 months following such termination shall become vested as of such termination.

        In addition, this agreement contains customary confidentiality, non-compete and non-solicitation provisions. Further, it provides that Mr. Carruthers is eligible to participate in the employee benefit plans, programs and policies maintained by the company from time to time.

2014 Summary Compensation Table

        The following table sets forth information concerning the total compensation awarded to, earned by or paid to the named executive officers for 2014, calculated in accordance with SEC rules and regulations.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Charles H. Scoggin(5) Former President and Chief Executive Officer	2014	210,819	—	—	—	7,800	218,619
Janice Troha Executive Vice President and Chief Operating Officer	2014	363,825	50,000	—	—	7,800	421,625
Sherif Gabriel, Ph.D. Vice President of Research	2014	295,687	50,000	—	—	25,065	370,752

(1)
Represents cash retention bonus awards paid in 2014.
(2)
None of the NEOs were granted equity awards in 2014.
(3)
We did not have an annual cash incentive plan in 2014.
(4)
All other compensation includes a 401(k) company match of $7,800 for each of the named executive officers and, for Dr. Gabriel, $17,265 for reimbursement of travel expenses.
(5)
Dr. Scoggin's employment with our company ended in July 2014.

 2014 Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information with respect to outstanding stock option awards and restricted stock for each of the named executive officers as of December 31, 2014.

	Option Awards(1)					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Grant Date(2)	Option Expiration Date	Number of Shares of Stock that Have Not Vested (#)(3)	Market Value of Shares of Stock That Have Not Vested ($)(3)
Charles Scoggin(4)	—	—	—	—	—	—	—
Janice Troha	4,687	3,966	$3.363	10/29/12	10/29/22	2,079	9,252
Sherif Gabriel, Ph.D.	17,014	14,398	$3.363	10/29/12	10/29/22	—	—

(1)
All stock option awards have been granted under our 2012 Plan. The awards provide for a four-year vesting period, with 25% of the options vesting on the first anniversary of the grant date, and 1/48th of the options vesting monthly thereafter so that 100% of the options are vested on the fourth anniversary of the grant date. See "—2012 Stock Incentive Plan" below for a description of the plan.
(2)
The date from which vesting is calculated differs from the option grant date for certain of the named executive officers. The vesting for Ms. Troha's options is measured from October 15, 2012. The vesting for Dr. Gabriel's options is measured from October 1, 2012.
(3)
Pursuant to a grant of restricted unit awards in 2011 that was subsequently converted into a grant of restricted stock in 2012, Ms. Troha held 2,079 shares of restricted stock at December 31, 2014. The award provides for a four-year vesting period, with restrictions lapsing on 25% of the restricted stock on the first anniversary of the grant date, and restrictions lapsing on 1/48th of the of the restricted stock monthly thereafter so that all restrictions have lapsed on the fourth anniversary of the grant date. The vesting for this award is measured from June 11, 2011. As a result, all restrictions will lapse as of June 11, 2015. The fair market value of $4.45 per share as of December 31, 2014 was determined based on an external valuation of our common stock.
(4)
Dr. Scoggin departed our company in July 2014. As a result, he did not hold any equity awards at December 31, 2014.

Potential Payments upon Termination or Change in Control

  Severance Benefits under the Employment Agreements

        We have agreed to pay the following severance benefits to our named executive officers in the event of an executive's termination by us without cause or in the case of an executive's disability:

  ▪
  monthly severance payments equal to his or her then-current monthly rate of salary for a period equal to the greater of 12 months, or the remainder of the term of his employment agreement;

  ▪
  reimbursement of COBRA premiums for a maximum of 12 months; and

  ▪
  accelerated vesting of those stock options scheduled to vest during the 12-month period following his or her termination date.

        Our obligation to provide these severance payments is conditioned upon his or her execution of a separation and release agreement and compliance with customary restrictive covenants and post-termination obligations.

        In the event we terminate an executive's employment for cause, the executive quits, or the term of the agreement expires, the executive will have no right to receive any severance benefits, except for any accrued and unpaid compensation and vested benefits.

        In the event an executive's employment is terminated as a result of death, the executive will have no right to receive any severance benefits, except for any accrued and unpaid compensation and vested benefits, provided that all stock options issued to the executive will become fully vested and exercisable.

        Mr. Congleton's and Mr. Carruthers' employment agreements also provide for severance benefits.

2012 Stock Incentive Plan

        In 2012, we adopted the N30 Pharmaceuticals, Inc. 2012 Stock Incentive Plan, or 2012 Plan, to further the growth, development and success of the company by enabling our directors, employees and consultants to acquire a continuing equity interest in the company, and to maintain the ability of the company to attract and retain directors, employees and consultants of outstanding ability. After the effective date of the 2015 Plan described below, no additional awards will be granted under the 2012 Plan.

        The 2012 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units or other stock-based awards to employees, directors and consultants. The Compensation Committee administers the 2012 Plan. The maximum number of shares of common stock that may be granted under the 2012 Plan is 1,289,371. The Compensation Committee has the discretion to grant awards and set the terms for awards under the 2012 Plan.

        Except as otherwise provided in the award agreement, in the event that employment of a participant is terminated for any reason (not in connection with a sale of the company, as such term is defined in the 2012 Plan), any unvested portion of an award is automatically forfeited. In the event of a sale of the company, the Compensation Committee may provide that any outstanding award that is not then exercisable shall become exercisable, that restrictions applicable to any outstanding awards shall lapse and that outstanding awards be adjusted, substitute, converted, settled and/or terminated as the committee, in its discretion, deems appropriate.

        We intend to file with the SEC a registration statement on Form S-8 covering shares of our common stock issuable pursuant to options outstanding under the 2012 Plan.

2015 Equity Incentive Plan

        We intend to adopt the Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan, or 2015 Plan, effective upon completion of this offering. Once the 2015 Plan is effective, no further grants will be made under the 2012 Plan. The 2015 Plan is intended to promote our long-term success and increase stockholder value by attracting, motivating and retaining non-employee directors, officers, employees and consultants. To achieve this purpose, the 2015 Plan will allow the flexibility to grant or award stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance-based awards, cash-based awards and other stock-based awards to eligible individuals, thereby strengthening their commitment to our success and aligning their interests with those of our stockholders. No awards have yet been made under the 2015 Plan.

  Administration

        The Compensation Committee will have discretionary authority to administer the 2015 Plan in accordance with its terms and applicable laws. The Compensation Committee will determine the non-employee directors, employees, advisors and consultants who will be granted awards under the 2015 Plan, the size and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards. The Compensation Committee will not be required to grant awards on a uniform or consistent basis. The Compensation Committee will be authorized to establish, administer and waive terms, conditions and performance goals of outstanding awards and to accelerate the vesting or exercisability of awards, in each case, subject to limitations contained in the 2015 Plan. The Compensation Committee will be authorized to interpret the 2015 Plan and award agreements and will have authority to correct any defects, supply any omissions and reconcile any inconsistencies in the 2015 Plan and/or any award agreements and to take any other action that the Compensation Committee deems necessary or appropriate for the administration of the 2015 Plan. The Compensation Committee's decisions, interpretations and actions concerning the 2015 Plan or any award will be within the sole discretion of the Compensation Committee, will be permitted to be made at any time and will be final, conclusive and binding upon all persons and entities, including any participant and any holder or beneficiary of any award. Within the limitations of the 2015 Plan and applicable law, the Compensation Committee will be authorized to delegate all or any part of its responsibilities and powers under the 2015 Plan to persons selected by it, and the Board of Directors will be permitted to exercise all of the Compensation Committee's powers under the 2015 Plan.

  Shares Subject to the 2015 Plan

        A total of 7% of the outstanding shares of our common stock, will be available for issuance under the 2015 Plan after giving effect to this offering. The number of shares available for issuance under the 2015 Plan will also be subject to adjustment for certain changes in our capital structure, as described below under "Changes in Capital." In addition, the 2015 Plan will contain an "evergreen" provision allowing for an annual increase in the number of shares of our common stock available for issuance under the 2015 Plan on January 1 of each year during the period beginning January 1, 2016, and ending on (and including) January 1, 2025. The annual increase in the number of shares will be equal to 5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year; provided, however, that our Board of Directors will be authorized to act prior to the first day of any calendar year to provide that there will be no increase for such calendar year, or that the increase will be a lesser number of shares of common stock than would otherwise occur.

        The shares of common stock that may be issued under the 2015 Plan will be either authorized and unissued shares or previously issued shares that have been reacquired and are held as treasury stock. Any shares subject to an award that is (1) forfeited, terminated, cancelled or otherwise expires or (2) settled for cash, will be available for future awards under the 2015 Plan. Shares surrendered or withheld as payment of either the exercise price of an award and/or withholding taxes in respect of an award will not be available for future awards under the 2015 Plan.

  Participation

        The Compensation Committee will be authorized to grant awards under the 2015 Plan to (a) employees, advisors and consultants of us and our subsidiaries and affiliates, and (b) our non-employee directors. However, only employees of us and our subsidiaries will be eligible to receive "incentive stock options" under the 2015 Plan.

  Stock Options

        A stock option is the right to purchase a specified number of shares of common stock in the future at a specified exercise price and subject to the other terms and conditions that will be specified in the option agreement and the 2015 Plan. Stock options granted under the 2015 Plan will be either "incentive stock options," which may be eligible for special tax treatment under the Internal Revenue Code, or options other than "incentive stock options," referred to as "nonqualified stock options," as the Compensation Committee determines. All stock options that are intended to qualify as "incentive stock options" will be granted pursuant to award agreements expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules provided under section 422 of the Internal Revenue Code. The Compensation Committee will determine the number of shares covered by each option, subject to plan limits on the number of stock options, which includes "incentive stock options," that a participant may be granted in any fiscal year. The Compensation Committee will set the exercise price of each option, but the exercise price cannot be less than 100% of the fair market value of the common stock at the time of grant (or, in the case of an "incentive stock option" granted to a 10% or more stockholder of the company or subsidiary, as applicable, 110% of that fair market value). Options granted under the 2015 Plan in substitution or exchange for options or awards of another company involved in a corporate transaction with the company or a subsidiary will have an exercise price that is intended to preserve the economic value of the award that is replaced. The fair market value of our common stock generally means the closing price of the common stock on the Nasdaq on the option grant date. The participant may pay the exercise price of any stock options granted under the 2015 Plan by check, or, if provided in the award agreement shares of our common stock already owned by the option holder, a cashless broker-assisted exercise that complies with law, or any other method that the Compensation Committee approves or accepts in its discretion.

        Options will become exercisable and expire at the times and on the terms that the Compensation Committee establishes, but in no event later than the tenth anniversary of the grant date. Options generally terminate when the holder's employment or service with us terminates. However, an option may be exercised for up to one year following the holder's termination of employment or services in specified circumstances, unless the Compensation Committee or the option agreement permits exercise of the option following the holder's termination to any greater or lesser extent.

  Stock Appreciation Rights

        The Compensation Committee may grant stock appreciation rights, also known as SARs, with terms and conditions that the Compensation Committee determines and which are permitted under the 2015 Plan. Generally, SARs are awards that, upon their exercise, give the holder a right to receive from us an amount equal to the product of (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of the (a) fair market value of a share of our common stock on the exercise date, over (b) the grant price per share. SARs may be awarded in combination with options, but the SARs will not be exercisable unless the related options are forfeited. The grant price per share of a SAR cannot be less than 100% of the fair market value of a share of our common stock on the grant date of the SARs. SARs granted under the 2015 Plan in substitution or exchange for SARs or awards of another company involved in a corporate transaction with the company or a subsidiary will have an exercise price that is intended to preserve the economic value of the award that is replaced. The Compensation Committee will (i) determine whether SARs may be settled in cash, shares or a combination of cash and shares (ii) establish times and the terms upon which the SARs will become exercisable and expire, but in no event will SARs expire later than the tenth anniversary of the grant date, and (iii) determine the number of shares covered by each grant of SARs, subject to plan limits on the number of SARs that a participant may be granted in any fiscal year.

  Restricted Stock and Restricted Stock Units

        Restricted stock awards are shares of our common stock that are awarded to a participant subject to the satisfaction of the terms and conditions that the Compensation Committee establishes. Until the applicable restrictions lapse, shares of restricted stock will be subject to forfeiture and the participant may not sell, assign, pledge or otherwise dispose those shares. Restricted stock units will be denominated in units of shares of our common stock, except that no shares are actually issued to the participant on the grant date. When a restricted stock unit award vests, the participant will be entitled to receive shares of our common stock, a cash payment based on the value of shares of our common stock or a combination of shares and cash. Vesting of restricted stock awards and restricted stock units may be based on continued employment or service and/or satisfaction of performance goals or other conditions the Compensation Committee establishes. Subject to the other terms of the 2015 Plan, a recipient of restricted stock will generally have the rights and privileges of a stockholder during the restriction period, including the right to receive any dividends, however, the award agreement may require that any cash dividends be invested in additional shares subject to the same conditions and restrictions as the award of restricted stock with respect to which the dividends were paid. A recipient of restricted stock units will have none of the rights of a stockholder unless and until shares are actually delivered to the recipient, however, the award agreement may provide the recipient the right to receive dividend equivalents which may require that any cash dividends be invested in additional units subject to the same conditions and restrictions as the award of restricted stock units with respect to which the dividend equivalents were credited. Upon termination of employment or service, or failure to satisfy other vesting conditions, a participant's unvested shares of restricted stock and unvested restricted stock units are forfeited unless the participant's award agreement, or the Compensation Committee, provides otherwise.

  Other Awards

        The Compensation Committee will be authorized to grant to participants other forms of equity-based or equity-related awards under the 2015 Plan. The Compensation Committee will determine the form of any other equity-based awards, which may include a grant or sale of unrestricted shares of our common stock. The Compensation Committee will establish the terms and conditions, including vesting conditions, of another equity-based award when the award is made including the effect of a termination of employment or service on a participant's other equity-based awards.

  Performance-Based Awards

        Options, SARs, restricted stock, restricted stock units, cash-based awards and other stock-based awards may be granted as performance-based awards. Performance-based awards give a participant the right to receive a specified number of shares, cash or a combination if, and to the extent, established performance goals are met at the end of the applicable measurement period. The Compensation Committee may structure performance-based awards to qualify as performance-based compensation that is exempt from the deduction limitation of section 162(m) of the Internal Revenue Code. Awards intended to satisfy this deduction limitation exemption must be conditioned on the achievement of objectively determinable performance goals based on one or more of the performance measures listed below, determined in relation to us or our subsidiaries or any of our business units, divisions, services or products, or in comparison to a designated group of other companies or index: cash flow (including operating cash flow or free cash flow), revenue (on an absolute basis or adjusted for currency effects), gross margin, operating expenses or operating expenses as a percentage of revenue, earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings, and may be determined in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") or adjusted to exclude any or all non-GAAP items), earnings per share (on a GAAP or non-GAAP basis), growth in any of the foregoing measures, stock price, return on equity or average stockholders' equity, total shareholder return, growth in stockholder value relative to the S&P 500 Index or another index, return on capital, return on assets or net assets, return on investment, economic value added, operating profit, controllable operating profit, or net operating profit, operating margin, cash conversion cycle, market share, contract awards or backlog, overhead or other expense reduction, credit rating, strategic plan development and implementation, succession plan development and implementation, improvement in workforce diversity, customer indicators, new product invention or innovation, attainment of research and development milestones, improvements in productivity, attainment of objective operating goals, and objective employee metrics. If the Compensation Committee intends for the performance-based award to be exempt from the deduction limitation under section 162(m) of the Internal Revenue Code, it will determine the performance objectives based on one or more performance goals and specify in writing not later than 90 days after the commencement of the performance period, or such shorter time period as section 162(m) requires.

        For purposes of determining whether any performance objective has been satisfied, the Compensation Committee will include or exclude the effects of the following events that occur during a measurement period: (a) gains or losses on sales or dispositions, (b) asset write-downs, (c) changes in tax law or rate, including the impact on deferred tax liabilities, (d) the cumulative effect of changes in accounting principles, (e) extraordinary items, or with respect to fiscal years beginning after December 15, 2015, events of an "unusual nature" and/or of a type that indicate "infrequency of occurrence," and appearing in the Company's financial statements or notes thereto appearing in the Company's Annual Report on Form 10K, and/or in management's discussion and analysis of financial performance appearing in such Annual Report, (f) acquisitions occurring after the start of a performance period or unbudgeted costs incurred related to future acquisitions, (g) operations discontinued, divested or restructured during the performance period, including severance costs, (h) gains or losses on refinancing or extinguishment of debt, (i) foreign exchange gains and losses and (j) any other similar event or condition specified in the applicable award agreement. If the Compensation Committee makes adjustment to the award due to one of the effects in the preceding sentence, then it will specify in writing (not later than the time performance objectives are required to be established) which exclusions and adjustments apply, as well as the objective manner in applying them.

        The Compensation Committee will determine whether the performance goals that have been chosen for a particular performance-based award have been met. If the Compensation Committee intends for the performance-based award to be exempt from the deduction limitation under section 162(m) of the Internal Revenue Code, the Compensation Committee may adjust downwards but not upwards amounts payable or benefits granted, issued, retained or vested under a performance-based award described above. Performance-based awards which are granted to participants who are not covered employees (within the meaning of section 162(m) of the Internal Revenue Code) need not comply with the requirements of section 162(m) of the Internal Revenue Code as described above.

  Deferrals of Awards

        The Compensation Committee may, to the extent permitted by law, require or allow participants to defer receipt of all or part of any cash or shares subject to their award agreements on the terms of any deferred compensation plan of the company or other terms it set. Any deferred compensation plan or other terms that the Compensation Committee establishes will be exempt from, or comply with the rules under section 409A of the Internal Revenue Code.

  Transferability of Awards

        Generally, awards granted under the 2015 Plan may not be sold or otherwise transferred except in the event of a participant's death to his or her designated beneficiary or by will or the laws of descent and distribution, unless otherwise determined by the Compensation Committee.

Effects of a Corporate Transaction

        In the event that we are a party to a "corporate transaction" (as defined in the 2015 Plan), outstanding awards will be subject to the applicable agreement of merger, reorganization, or sale of assets, which may provide (i) for the assumption or substitution of outstanding awards by the surviving company or its parent, (ii) for the replacement of outstanding awards with a cash incentive program of the surviving corporation which preserves the spread existing on the unvested portions of such outstanding awards at the time of the transaction and provides for subsequent payout in accordance with the same vesting provisions applicable to those awards, (iii) for accelerated vesting of outstanding awards, or (iv) for the cancellation of outstanding awards.

        In the event of a dissolution or liquidation, the Compensation Committee will notify each participant of his or her right to exercise the award as soon as practicable prior to the effective date of such proposed transaction, and may, in its discretion, may provide for an award to be fully vested and exercisable and that any restrictions on any award shall lapse prior to the transaction. To the extent an award remains unvested or has not been previously exercised, that award will terminate immediately prior to the consummation of such proposed transaction.

        The Compensation Committee may determine, at the time of grant of an award or after the grant, that an award will become fully vested in the event that a corporate transaction occurs. Unless otherwise provided in the applicable award agreement, if a corporate transaction occurs and any outstanding awards are not assumed, substituted, or replaced with a cash incentive program, then such awards will fully vest and be fully exercisable immediately prior to such corporate transaction. Immediately following the consummation of a corporate transaction, all outstanding awards will terminate and cease to be outstanding, except to the extent that the surviving corporation or its parent assumed the awards.

  Changes in Capital

        In the event of a change in our capital structure, such as a stock dividend, stock split or recapitalization, or a corporate transaction, such as a merger, consolidation, reorganization or spin-off, the Compensation Committee or the Board of Directors will make substitutions or adjustments that it deems appropriate and equitable to: (a) the aggregate number, class and kind of shares or other securities reserved for issuance and delivery under the 2015 Plan, (b) the number, class and kind of shares or other securities subject to outstanding awards; (c) the option exercise price, grant price or other price of securities subject to outstanding options, stock appreciation rights and, to the extent applicable, other awards; and (d) the plan's limits on the number of shares that may be subject to awards granted to a single participant.

  Effective Date, Duration and Amendment

        The 2015 Plan will become effective upon the closing of our initial public offering of the common stock pursuant to a registration statement on Form S-1 that we file with the SEC, following the Board of Directors' adoption of, and our stockholders approving, the 2015 Plan. Prior to such stockholder approval, the Compensation Committee may grant awards conditioned on stockholder approval, but no shares may be issued or delivered pursuant to any conditional awards until our stockholders have approved the 2015 Plan. If such stockholder approval is not obtained at or before the first annual meeting of stockholders to occur after the Board of Directors' adoption of the 2015 Plan, the 2015 Plan and any awards made under the 2015 Plan will terminate and be of no further force and effect.

        The Board of Directors may amend or terminate the 2015 Plan at any time and for any reason, provided that such amendment or termination will not materially impair the rights or obligations of any participant under any outstanding award without the participant's consent, or without provision of adequate compensation, as determined in the Compensation Committee's sole discretion. No awards will be granted after the termination of the 2015 Plan. An amendment of the 2015 Plan will be subject to the approval of our stockholders only to the extent applicable laws, regulations or rules require such approval.

        If not terminated earlier, the 2015 Plan will terminate on the tenth anniversary of the plan's adoption. No awards will be made under the 2015 Plan on or after the earlier of (1) the the date of termination of the 2015 Plan, or (2) the date on which all shares of common stock reserved under the 2015 Plan have been issued or are no longer available for use under the 2015 Plan.

        We intend to file with the SEC a registration statement on Form S-8 covering our shares issuable under the 2015 Plan.

Employee Stock Purchase Plan

        We intend to adopt the Nivalis Therapeutics, Inc. Employee Stock Purchase Plan, which we refer to as our ESPP, effective upon completion of this offering. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code.

        Plan Administration.    Subject to the terms and conditions of the ESPP, our Compensation Committee will administer the ESPP, and have full and exclusive authority to interpret the terms of the ESPP and determine eligibility to participate. Our Compensation Committee may delegate, in whole or in part, administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons.

        Shares Available Under ESPP.    The maximum number of our shares of our common stock which will be authorized for sale under the ESPP is equal to 1.5% of the outstanding shares of common stock after giving effect to this offering. The shares made available for sale under the ESPP may be authorized but unissued shares or reacquired shares reserved for issuance under the ESPP.

        Eligible Employees.    Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees and any employees of our subsidiaries who customarily work less than five months in a calendar year or customarily work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP. The Compensation Committee may, from time to time and in its sole discretion, designate any of our subsidiaries as eligible to participate in the ESPP.

        Participation.    Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation and $25,000 per offering period. Such payroll deductions may be expressed as a whole number percentage and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. However, a participant may not purchase more than 25,000 shares in each offering period, and may not subscribe for more than $25,000 in fair market value of shares our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period, in compliance with the rules prescribed by the ESPP and Section 423 of the Internal Revenue Code.

        Offering.    Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, which will commence and end on such dates as determined by our Compensation Committee. The initial offering period will commence and end on dates as determined by the ESPP administrator. Unless otherwise determined by the ESPP administrator, each offering period will have a duration of 6 months. However, in no event may an offering period be longer than 27 months in length.

        The option price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the semi-annual purchase date, which will occur on the last trading day of each offering period.

        Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above and shares available under the ESPP.

        A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will receive a refund of the participant's account balance in cash without interest. A participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective. Participation ends automatically upon termination of employment with us.

        A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant's account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant's lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

        Changes in Capital Structure or Occurrence of Significant Corporate Transactions.    In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase pursuant under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sale of all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

        Amendment and Termination.    Our Board of Directors may amend, suspend or terminate the ESPP at any time. However, the Board of Directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

        We intend to file with the SEC a registration statement on Form S-8 covering our shares issuable under the ESPP.

Director Compensation

  Director Compensation Table for 2014

        The following table sets forth information concerning the 2014 compensation of our non-employee directors that served during any part of 2014. We do not provide additional compensation to our employees that are also our directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Total ($)(3)
Howard Furst, M.D.	—	—	—	—
Jonathan Leff	—	—	—	—
Evan Loh, M.D.	40,000	—	—	40,000
Joseph Loscalzo, M.D.(4)	100,000	—	—	100,000
John Moore	39,500	—	—	39,500
Michael Treisman(5)	—	—	—	—

(1)
Pursuant to consulting agreements entered into with certain of our non-employee directors, we paid cash fees for their service on our Board of Directors. We did not pay cash fees to Dr. Furst, Mr. Leff or Mr. Treisman.
(2)
None of our non-employee directors were granted equity awards in 2014. As of December 31, 2014, each of Dr. Loh and Mr. Moore held 1,730 stock options, 865 of which were not vested. The stock option awards were granted under our 2012 Stock Incentive Plan and provide for a four-year vesting period, with 25% of the options vesting on the first anniversary of the grant date, and 1/48th of the options vesting monthly thereafter so that 100% of the options are vested on the fourth anniversary of the grant date. See "—2012 Stock Incentive Plan" for a description of the plan.

Pursuant to grants of restricted unit awards in February 2012 that were subsequently converted into a grants of restricted stock in August 2012, each of Dr. Loh and Mr. Moore held 1,532 shares of restricted stock as of December 31, 2014. The awards provide for a four-year vesting period, with restrictions lapsing on 25% of the restricted stock on the first anniversary of the grant date, and restrictions lapsing on 1/48th of the of the restricted stock monthly thereafter so that all restrictions have lapsed on the fourth anniversary of the grant date. The vesting for these awards is measured from February 15, 2012. As a result, all restrictions will lapse as of February 15, 2016.
(3)
We do not provide our non-employee directors with any perquisites.

(4)
Dr. Loscalzo served on our Board of Directors for all of 2014. His resignation became effective April 3, 2015.
(5)
Mr. Treisman served on our Board of Directors until May 12, 2014.

        Our Board of Directors has adopted a director compensation program for all of our non-employee directors that will be effective after this offering. The program includes customary compensation elements, such as annual cash retainer fees and annual equity grants in amounts that are consistent with director compensation programs at our peer group companies, and reimbursement of reasonable expenses incurred in connection with the performance of director duties.

  Director Agreements

        We previously had agreements with certain of our non-employee directors with respect to their service.

        Effective January 26, 2009, we entered into an agreement with Dr. Loscalzo that provided he would serve as a member of our Board of Directors and as chairman of any scientific advisory board that we established, and would provide such other services as may be reasonably requested. The agreement provided that it may be terminated by either party at any time upon written notice to the other party. The agreement provided that Dr. Loscalzo would be paid $25,000 per quarter, and would be reimbursed for reasonable expenses incurred in connection with performance of his services. Pursuant to the agreement, Dr. Loscalzo received a one-time equity grant in 2010. The agreement also contains confidentiality provisions. Dr. Loscalzo resigned from his position on the Board of Directors on April 3, 2015. We plan to engage Dr. Loscalzo to provide consulting services supporting our clinical development program.

        Effective February 15, 2012, we entered into agreements with each of Dr. Loh and Mr. Moore that provided that they would each serve as a member of our Board of Directors and would provide such other services as may be reasonably requested. The agreements provided that they may be terminated by either party at any time upon written notice to the other party. The agreements provided that Dr. Loh and Mr. Moore will each be paid a retainer fee of $5,000 per quarter, and meeting fees of $2,000 per meeting if attended in person and $1,000 per meeting if attended by teleconference, and would be reimbursed for reasonable expenses incurred in connection with performance of their services. Pursuant to the agreements, Dr. Loh and Mr. Moore each received a one-time equity grant in 2012. The agreements also contain confidentiality provisions. These agreements terminate upon completion of the offering.

  Indemnification Agreements

        We have previously entered into and anticipate entering into new indemnification agreements with our directors. See "—Limitations of Liability and Indemnification" for additional information.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth the beneficial ownership of shares of our common stock as of May 31, 2015 by:

  ▪
  each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our capital stock;

  ▪
  our named executive officers;

  ▪
  each of our other directors; and

  ▪
  all executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. A person is deemed to be a beneficial holder of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them. Except as otherwise indicated in the table below, addresses for each of the beneficial owners is care of Nivalis Therapeutics, Inc., 3122 Sterling Circle, Suite 200, Boulder, CO 80301.

        The table lists applicable percentage ownership based on 2,211,158 shares of common stock outstanding as of May 31, 2015, and assumes the conversion of all of our 19,978,986 outstanding shares of preferred stock, including all accrued and unpaid dividends thereon, into an aggregate of 6,915,525 shares of common stock, which will occur immediately prior to the closing of this offering. Shares of common stock that may be acquired by an individual or group within 60 days of May 31, 2015 pursuant to the exercise of options, warrants or other stock purchase rights, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

        Entities affiliated with certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $25.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The following table does not reflect any purchases by these potential investors in this offering.

Name and address of beneficial owner	Number of Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering (Assuming Exercise of Overallotment Option)
5% Stockholders
Deerfield Management(1)	3,482,412	38.16%	25.96%	24.78%
Estate of Arnold H. Snider, III(2)	1,557,228	17.06%	11.61%	11.08%
Wellington Management Company LLP(3)	1,214,526	13.31%	9.06%	8.64%
Tiger Partners, L.P.(4)	650,915	7.13%	4.85%	4.63%
RA Capital Healthcare Fund, LP(5)	607,263	6.65%	4.53%	4.32%
Named executive officers, directors and other executive officers
Jon Congleton	—	*	*	*
Janice Troha(6)	39,922	*	*	*
R. Michael Carruthers	—	*	*	*
Sherif Gabriel(7)	22,250	*	*	*
Steven Shoemaker(8)	4,461	*	*	*
Howard Furst(1),(9)	3,482,412	38.16%	25.96%	24.78%
Jonathan Leff(1),(10)	3,482,412	38.16%	25.96%	24.78%
Evan Loh(11)	3,000	*	*	*
John Moore(12)	3,000	*	*	*
Robert Conway	—	*	*	*
Charles Scoggin	83,116	*	*	*
All directors and executive officers as a group (10 persons)(13)	3,555,045	38.80%	26.44%	25.23%

*
Represents beneficial ownership of less than one percent.
(1)
Consists of shares of common stock held and issuable upon conversion of shares of our outstanding preferred stock by the following entities, collectively referred to as the Deerfield Funds, and in the following amounts: 82,210 shares of common stock, 301,027 shares of common stock issuable upon the conversion of shares of Series 1 convertible preferred stock and 18,825 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Deerfield Private Design Fund, L.P.; 132,453 shares of common stock, 484,944 shares of common stock issuable upon the conversion of shares of Series 1 convertible preferred stock and 29,755 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Deerfield Private Design International, L.P.; 375,592 shares of common stock issuable upon the conversion of shares of Series 1 convertible preferred stock and 282,984 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Deerfield Private Design Fund II, L.P.; 430,399 shares of common stock issuable upon the conversion of shares of Series 1 convertible preferred stock and 324,278 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Deerfield Private Design International II, L.P.; 104,353 shares of common stock, 385,816 shares of common stock issuable upon the conversion of shares of Series 1 convertible preferred stock and 72,944 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Deerfield Special Situations Fund, L.P.; 85,002 shares of common stock, 311,177 shares of common stock issuable upon the conversion of shares of Series 1 convertible preferred stock preference and 60,653 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Deerfield Special Situations International Master Fund, L.P. Deerfield Mgmt, L.P. is the general partner of the Funds, and Deerfield Management Company, L.P. is the

  investment manager of the Funds. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P., collectively referred to as Deerfield Management. Each of the Deerfield Management entities and Mr. James E. Flynn may be deemed to beneficially own the shares held by the Funds. The address of the Funds, the Deerfield Management entities and Mr. James E. Flynn is c/o Deerfield Management Company, L.P., 780 Third Avenue, Floor 37, New York, NY 10017.

(2)
Consists of 795,579 shares of common stock and 761,649 shares of common stock issuable upon the conversion of shares of Series 1 convertible preferred stock.
(3)
Consists of 82,420 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Global Health Care Opportunity Ltd.; 364,358 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Hadley Harbor Master Investors; 283,390 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Hawkes Bay Master Investors (Cayman) LP; 60,185 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by North River Investors (Bermuda) LP; 140,784 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by North River Partners, LP; 112,970 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Salthill Investors (Bermuda) LP; and 170,419 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock held by Salthill Partners, LP. Wellington Management Company LLP is the investment adviser to these entities. Wellington Management Company LLP ("Wellington Management") is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares indicated in the table, all of which are held of record by the entities referenced above or a nominee on their behalf. The business address of Wellington Management named in the table is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210. The business address of Wellington Management Company LLP and Wellington Management Group LLP is 280 Congress Street, Boston, Massachusetts 02210.
(4)
Consists of 650,915 shares of common stock. Julian Robertson serves as Chairman and Chief Executive Officer of Tiger Partners, LP and, in such capacity, has sole voting and investment power of the shares held of record by Tiger Partners, LP. The Address of Tiger Partners LP is 100 Overlook Center, 2nd Floor, Princeton, NJ 08540.
(5)
Consists of 607,263 shares of common stock issuable upon the conversion of shares of Series 2 convertible preferred stock. RA Capital Management, LLC, or RA Capital, is the investment adviser and sole general partner of RA Capital Healthcare Fund, LP, or RA Fund. RA Fund and Peter Kolchinsky, who is the manager of RA Capital, may be deemed to beneficially own the shares held by RA Fund. The address of RA Fund and Peter Kolchinsky is 20 Park Plaza, Suite 905, Boston, MA 02116.
(6)
Consists of 33,973 shares of common stock and options to purchase 5,949 shares of common stock granted under the 2012 Plan currently exercisable or will become exercisable within 60 days of May 31, 2015.
(7)
Consists of options to purchase 22,250 shares of common stock granted under the 2012 Plan currently exercisable or will become exercisable within 60 days of May 31, 2015.
(8)
Consists of options to purchase 4,461 shares of common stock granted under the 2012 Plan currently exercisable or will become exercisable within 60 days of May 31, 2015.
(9)
Consists of all shares beneficially owned by Deerfield Management. Dr. Furst disclaims beneficial ownership of the securities held by Deerfield Management except to the extent of his pecuniary interest therein.
(10)
Consists of all shares beneficially owned by Deerfield Management. Mr. Leff disclaims beneficial ownership of the securities held by Deerfield Management except to the extent of his pecuniary interest therein.

(11)
Consists of 1,847 shares of common stock and options to purchase 1,153 shares of common stock granted under the 2012 Plan currently exercisable or will become exercisable within 60 days of May 31, 2015.
(12)
Consists of 1,847 shares of common stock and options to purchase 1,153 shares of common stock granted under the 2012 Plan currently exercisable or will become exercisable within 60 days of May 31, 2015.
(13)
Consists of 3,519,385 shares of common stock and options to purchase 36,354 shares of common stock granted under the 2012 Plan currently exercisable or will become exercisable within 60 days of May 31, 2015.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the executive officer and director compensation arrangements discussed above under "Executive and Director Compensation," below are transactions in which we have been a participant since January 1, 2012, in which the amount involved in the transaction exceeds or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Series E Financing

        In June 2012, we issued a convertible subordinated promissory note to Mr. Arnold H. Snider III in the amount of $2.0 million at an interest rate of 5% per annum. The outstanding principal any accrued but unpaid interest were due and payable on December 8, 2012, unless earlier converted. On July 27, 2012, the outstanding principal and interest totaling $2,014,000 converted into 572,200 Class E units at a conversion price of $3.52 per unit.

        In August 2012, we issued a combined total of 2,273,306 shares of Series E convertible preferred stock at a purchase price of $3.52 per share to Mr. Arnold H. Snider III and entities affiliated with Deerfield Management in exchange for $2.0 million and $6.0 million, respectively.

        In April 2013, we issued a convertible subordinated promissory note to Arnold Snider in the amount of $5.0 million at an interest rate of 5% per annum. The outstanding principal and accrued but unpaid interest were due and payable on January 31, 2014, unless earlier converted. On February 3, 2014, the outstanding aggregate principal amount and the accrued and unpaid interest automatically converted into 1,482,120 shares of Series E convertible preferred stock at a purchase price of $3.52 per share.

        In July 2013, we issued a convertible subordinated promissory note to Tiger Partners, L.P. in the amount of $5.0 million at an interest rate of 5% per annum. On February 3, 2014, the outstanding aggregate principal amount plus the accrued and unpaid interest converted into 1,461,001 shares of Series E convertible preferred stock at a purchase price of $3.52 per share.

        In July 2013, we issued a convertible subordinated promissory note to Deerfield Management in the amount of $2.0 million at an interest rate of 5% per annum. On February 3, 2014, the outstanding aggregate principal amount plus the accrued and unpaid interest converted into 584,400 shares of Series E convertible preferred stock at a purchase price of $3.52 per share.

        In February, March, April, June, July and August 2014, we issued $9.0 million of convertible debt to Deerfield Management and $3.0 million of convertible debt to the Estate of Arnold S. Snider. The convertible debt bore interest at a 8.0% per annum. The outstanding principal and accrued and unpaid interest were due and payable on February 3, 2015, unless earlier converted into Series B convertible preferred stock. The conversion price was the lower of $0.351 per share and 75% of the price at which a new series of preferred stock was issued by us. All this outstanding convertible debt was converted into Series 1 convertible preferred stock as part of the financing discussed in "—Series 1 Financing."

Series 1 Financing

        On September 23, 2014, we issued 8,813,203 shares of Series 1 convertible preferred stock at a price of $1.40 per share through the conversion of $12.4 million of debt and related interest held by two separate investors. 2,200,404 shares of Series 1 convertible preferred stock were issued to the Estate of Arnold H. Snider, III, a 5% Stockholder, and 6,612,799 shares of Series 1 convertible preferred stock were issued to Deerfield Management, also a 5% Stockholder. For more information on these stockholders, see "Principal Stockholders." For these stockholders, the transactions resulted in an immaterial gain, which was recognized through equity.

Series 2 Financing

        In November and December, 2014, we issued 11,165,783 shares of Series 2 convertible preferred stock at a price of $2.85 per share resulting in an aggregate purchase price of $31.0 million. The table below shows the amount paid and the shares received by the related party that was a party to the Series 2 purchase agreement and excludes amounts to unrelated parties.

Related Party (dollars in thousands)	Number of Series 2 Shares	Closing Aggregate Purchase Price
Deerfield Management	2,280,699	$6,500

Preferred Stock Conversion

        In accordance with the terms of our certificate of incorporation, as currently in effect, prior to the closing of this offering, our Series 1 convertible preferred stock and Series 2 convertible preferred stock will convert into an aggregate of 3,050,604 and 3,864,921 shares of our common stock, respectively. Our Series 1 convertible preferred stock and Series 2 convertible preferred stock is held by the following 5% holders of a class of our capital stock (who are also affiliated with certain of our directors and executive officers): Estate of Arnold H. Snider, III; Deerfield Management entities; RA Capital Healthcare Fund, LP; and Wellington Management (which, including certain affiliated entities, we refer to as the 5% Security Holders). No accrued and unpaid dividends will be paid in cash in connection with this conversion.

Right of First Refusal and Co-Sale Agreement

        On November 18, 2014 we entered into the Second Amended and Restated Right of First Refusal and Co-Sale Agreement, or the ROFR and Co-Sale Agreement, with certain holders of our common stock and our Series 1 convertible preferred stock and Series 2 convertible preferred stock. These holders include the 5% Security Holders. The ROFR and Co-Sale Agreement provides for rights of first refusal and co-sale rights in respect of sales of securities by certain holders of our capital stock. The ROFR and Co-Sale Agreement will terminate upon the consummation of this offering, and will not apply to the sale of shares in this offering.

Investors' Rights Agreement

        Pursuant to the terms of an investors' rights agreement, dated November 18, 2014, or the Investors' Rights Agreement, between us and certain holders of our common stock, Series 1 convertible preferred stock and Series 2 convertible preferred stock, the holders of 8,955,283 shares of our common stock (including shares of common stock issuable upon conversion of our outstanding Series 1 convertible preferred stock and Series 2 convertible preferred stock) are entitled to rights with respect to the registration of these shares under the Securities Act, as described below. These holders include the 5% Security Holders. The Investors' Rights Agreement also provides holders of our Series 1 convertible preferred stock and Series 2 convertible preferred stock with a participation right to purchase their pro rata share of new securities that we may propose to sell and issue, subject to specified exceptions.

  Demand Registration Rights

        At any time beginning 180 days after the effective date of the registration statement for this offering, and upon the request of holders of at least 40% of the then-outstanding shares covered by the Investors' Rights Agreement (we refer to such shares as the Registrable Securities) requesting the registration on Form S-1 of at least 35% of the Registrable Securities then outstanding, we must (i) within 10 days, give notice to all holders of our capital stock with registration rights, who have 20 days to request inclusion in the offering, and (ii) within 90 days, file a registration statement covering all shares timely requested to be registered. We are required to effect no more than three such registrations. Among other limitations, we will not be required to take any action to effect any registration described in this paragraph during the 45-day period following the effective date of the registration statement for this offering.

        The holders of registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3, upon which request we must (i) within 10 days, give notice to all holders of our capital stock with registration rights, who have 20 days to request inclusion in the registration, and (ii) within 45 days, file a registration statement on Form S-3 covering all shares timely requested to be registered. We may be required to effect an unlimited number of such registrations.

        We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if our Board of Directors determines in good faith that it would be materially detrimental to us and our stockholders to effect such registration at such time.

  Piggyback Registration Rights

        If we propose to register any of our common stock under the Securities Act in connection with a public sale solely for cash, we must promptly give notice to all holders of our common stock with registration rights, who have 20 days to request inclusion in the registration, and cause to be registered shares held by our stockholders with registration rights that request to include their shares in the registration statement. However, this right does not apply to certain registrations, such as those relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten public offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders. These piggyback registration rights apply to this offering; however, all holders have waived their registration rights with respect to this offering.

  Registration Expenses

        We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters' discounts, selling commissions and other selling expenses. In addition, we will pay the reasonable fees and disbursements of counsel for the stockholders participating in such registration.

  Indemnification

        We have agreed, subject to certain exceptions, to indemnify against liabilities resulting from the registrations described above, each selling stockholder that is a party to the Investors' Rights Agreement, including our principal stockholders.

Employment Agreements

        We have entered into employment agreements with our executive officers. For a description of the employment arrangements with our named executive officers, see the section of this prospectus entitled "Executive and Director Compensation—Employment Agreements."

Participation in Offering

        Entities affiliated with certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $25.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

Limitation of Liability and Indemnification

        As permitted by Delaware law, we intend to adopt an amended and restated certificate of incorporation, which will be effective as of the closing date of this offering, that limits or eliminates the personal liability of our directors. Our certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

  ▪
  any breach of the director's duty of loyalty to us or our stockholders;

  ▪
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  ▪
  any unlawful payments related to dividends or unlawful stock repurchase, redemptions or other distributions; or

  ▪
  any transaction from which the director derived an improper personal benefit.

        These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

        As permitted by Delaware law, our certificate of incorporation that will be effective as of the closing date of this offering will also provide that:

  ▪
  we will indemnify our directors to the fullest extent permitted by law;

  ▪
  we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by our Board of Directors; and

  ▪
  we will advance expenses to our directors in connection with legal proceedings to the fullest extent permitted by law.

        We have previously entered into and anticipate entering into new indemnification agreements with our directors and officers to provide such officers and directors with additional contractual assurances regarding the scope of their indemnification. We expect that each of these indemnification agreements will provide that we will indemnify the director or officer to the fullest extent permitted by law for claims arising in his capacity as a director or officer, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. We expect that each of these indemnification agreements will provide that in the event that we do not assume the defense of a claim against a director or officer, we will be required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

        We also maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

        We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures with Respect to Related Party Transactions

        Prior to the closing of this offering, the Audit Committee of our Board of Directors will have the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our Board of Directors has adopted a written policy governing the review and approval of related party transactions effective upon the effectiveness of the registration statement of which this prospectus is a part. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our Audit Committee charter will provide that the Audit Committee shall review and approve or disapprove any related party transactions.

        All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our Board of Directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

        In addition, our code of business conduct and ethics, which will become effective prior to the closing of this offering, will require that each of our employees and directors inform his or her superior or the chairman of the Audit Committee, respectively, of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

 DESCRIPTION OF CAPITAL STOCK

        The following description summarizes important terms of our capital stock. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the DGCL. References to our certificate of incorporation and bylaws are to our amended and restated certificate of incorporation and our amended and restated bylaws, respectively, each of which will become effective upon completion of this offering. This description assumes the conversion of all outstanding shares of our currently outstanding preferred stock into common stock immediately prior to the closing of this offering.

Common Stock

        General.    Our certificate of incorporation will provide for authorized capital consisting of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of March 31, 2015, there were 2,211,158 shares of our common stock outstanding held by approximately 46 stockholders of record. Based on such numbers of shares of common stock outstanding as of March 31, 2015, and assuming (1) the conversion of all outstanding shares of our preferred stock as of March 31, 2015 into 6,915,525 shares of common stock in connection with the closing of this offering and (2) the issuance by us of 4,285,714 shares of common stock in this offering, there will be 13,412,397 shares of common stock outstanding immediately following the closing of this offering.

        Voting rights.    The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and will not have cumulative voting rights. Unless otherwise required by law, each matter submitted to a vote of our stockholders will require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that directors will be elected by a plurality of votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they so choose.

        Dividend rights.    Holders of common stock will be entitled to receive ratably dividends if, as and when dividends are declared from time to time by our Board of Directors out of funds legally available for that purpose, subject to any preferential dividend rights of any then-outstanding preferred stock.

        Other matters.    Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to any other distribution rights granted to holders of any outstanding preferred stock. Holders of common stock will have no preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions will be applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        Our certificate of incorporation will permit our Board of Directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more classes or series. The Board of Directors also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series. Terms selected by our Board of Directors in the future could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock.

Stock Options

        As of March 31, 2015, options to purchase 1,272,598 shares of common stock at a weighted-average exercise price of $4.50 per share were outstanding, all of which were issued under the 2012 Plan. For more information see "Executive and Director Compensation—2012 Stock Incentive Plan."

Warrants

        The following table sets for information about outstanding warrants to purchase shares of our capital stock as of December 31, 2014.

Warrant Holder	Date	Number of Shares	Exercise Price Per Share
Horizon Credit I LLC	February 11, 2011	9,267	$24.28
Horizon Credit II LLC	February 11, 2011	9,267	$24.28

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

  Election and removal of directors.

        Our Board of Directors will be divided into three classes with initial terms ending at our annual meetings of stockholders in 2016, 2017 and 2018, respectively. Following their initial terms, each class of directors will be elected for a three-year term. Our directors may be removed only by the affirmative vote of at least 66 2/3% of our then-outstanding common stock and only for cause. For more information on the terms of our directors, see the section entitled "Management—Composition of Our Board of Directors." This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors.

  Authorized but unissued shares.

        The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, changes in our management, tender offer, merger or otherwise.

  Stockholder action; advance notification of stockholder nominations and proposals.

        Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our bylaws also require that special meetings of stockholders be called only by the Secretary at the direction of our Board of Directors. In addition, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the Board of Directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders so long as the date of the annual meeting is less than 30 days before and less than 60 days after such anniversary date. These provisions may have the effect of deterring unsolicited offers to acquire our company or delaying changes in our management, which could depress the market price of our common stock.

  Amendment of certain provisions in our organizational documents.

        The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class.

  No cumulative voting.

        The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will expressly prohibit cumulative voting.

  Delaware anti-takeover law.

        We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

Sole and Exclusive Forum

        Our certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our certificate of incorporation. This choice of forum provision may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of our certificate of incorporation to be inapplicable or unenforceable.

Limitation of Liability and Indemnification

        Our certificate of incorporation provides that no director will be personally liable to the Company or its stockholders for monetary damages for breach of any fiduciary duty as a director to the fullest extent permitted by law.

        If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

        Our bylaws provide that we will, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding or arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any director or officer who, at our request, is or was serving as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity. We may, by action of our Board of Directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

Investors' Rights Agreement

        Certain of our stockholders have the right to require us to register common stock for resale in some circumstances. For more information, see "Certain Relationships and Related Party Transactions—Investors' Rights Agreement."

Listing

        We have applied to have our common stock listed on The Nasdaq Global Market under the symbol "NVLS."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar's address is 6201 15th Avenue, Brooklyn, NY 11219.

SHARES ELIGIBLE FOR FUTURE SALE

        Based upon the number of shares of our common stock outstanding as of March 31, 2015, we will have 13,412,397 shares of common stock outstanding upon the closing of this offering, assuming no exercise of the underwriters' overallotment option and no exercise of outstanding options. All of the shares of our common stock sold in this offering are freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 9,126,683 shares of common stock will be "restricted securities," as that term is defined in Rule 144. These restricted securities will be eligible for public sale only if they are registered under the Securities Act, or if they qualify for an exemption from registration under Rule 144.

Rule 144

        In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  ▪
  1% of the number of shares then outstanding, which will equal approximately 134,124 shares immediately after this offering assuming no exercise of the underwriters' overallotment option, based on the number of shares outstanding as of March 31, 2015; or

  ▪
  the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

        In connection with this offering, all of our directors and executive officers and certain holders of our shares, who collectively held approximately 97% of our common stock (assuming conversion of all of our outstanding shares of preferred stock) as of March 31, 2015 and substantially all of our optionholders who are not stockholders, have signed lock-up agreements which prevent them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock, subject to certain exceptions, for a period of not less than 180 days from the date of the preliminary prospectus prepared for this offering without the prior written consent of each of Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, representatives of the underwriters. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. See the section of this prospectus captioned "Underwriting—Lock-up Agreements" for additional information. In addition, our optionholders who have not executed lock-up agreements are nevertheless subject to similar restrictions set forth in the option agreements executed in connection with our 2012 Plan.

Registration Rights

        Upon the closing of this offering, the holders of shares of common stock or their transferees will be entitled to various rights with respect to registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Certain Relationships and Related Party Transactions—Investors' Rights Agreement" for additional information.

Stock Option Plans and Employee Stock Purchase Plan

        Following the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the issuance of up to 2,428,274 shares of common stock under our 2012 Plan, 2015 Plan and 2015 Purchase Plan (based on the number of shares to be sold in this offering, as set forth on the cover page of this prospectus). These registration statements will become effective upon filing. All of the 2,428,274 shares issued or to be issued upon the exercise of stock options or settlement of other awards under our stock plans are or will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Warrants

        Upon completion of this offering, warrants entitling holders to purchase an aggregate of 18,534 shares of our common stock (subject to adjustment as provided in the warrants) will remain outstanding. See "Description of Capital Stock—Warrants" for additional information. Such shares issued upon exercise of the warrants may be able to be sold after the expiration of the lock-up period described above subject the requirements of Rule 144 described above.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

Overview

        The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is not a "U.S. person" or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

  ▪
  an individual citizen or resident (for U.S. federal income tax purposes) of the United States;

  ▪
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

  ▪
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  ▪
  a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

        An individual may be treated as a resident instead of a nonresident of the United States in any calendar year for U.S. federal income tax purposes, or a Tax Resident, if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted, subject to certain exceptions not discussed herein. The tax treatment of U.S. citizens and residents (including Tax Residents) who hold shares of our common stock is not discussed in this summary.

        This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax consequences described in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to the statements and conclusions set forth in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax, or with state, local or non-U.S. tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including (without limitation):

  ▪
  U.S. expatriates;

  ▪
  financial institutions, regulated investment companies, and broker-dealers in securities or currencies;

  ▪
  insurance companies;

  ▪
  pension plans;

  ▪
  tax exempt organizations;

  ▪
  corporations that accumulate earnings to avoid U.S. federal income tax;

  ▪
  persons in special situations, such as those who have elected to mark securities to market, or those who hold common stock as part of a straddle, hedge, conversion transaction or other integrated investment, or those who are deemed to sell our common stock under the constructive sale provisions of the Code;

  ▪
  controlled foreign corporations;

  ▪
  passive foreign investment companies; and

  ▪
  pass-through entities (or investors in such entities) that are subject to special treatment under the Code.

        Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. In addition, this summary does not address U.S. federal alternative minimum, certain estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

        This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

        If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax laws or under the laws of any other taxing jurisdiction.

Dividends

        As discussed under the section entitled "Dividend Policy" above, we do not currently anticipate paying any cash dividends in the foreseeable future. If we make a distribution of cash or property (other than certain distributions of our common stock) with respect to our common stock (or complete a redemption that is treated as a distribution with respect to our common stock), such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, in cases in which certain tax treaties apply, are attributable to a U.S. permanent establishment maintained by you, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from U.S. federal withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading "Gain on disposition of common stock." Your adjusted tax basis in a share of our common stock is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital.

        If you wish to claim the benefit of an applicable income tax treaty to avoid or reduce withholding of U.S. federal income tax on dividends, then you must (i) provide the withholding agent with a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable (or other applicable form), and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

        If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on disposition of common stock

        You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above), unless:

  ▪
  the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by you;

  ▪
  if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met; or

  ▪
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or other taxable disposition of our common stock and (ii) your holding period for our common stock.

        If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you may also be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States) but may not be offset by any capital loss carryovers.

        With respect to the third bullet point above, we believe that we are not currently, and we do not anticipate becoming, a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation depends on the fair market value of our U.S. real property interests relative to the fair market value of our global real property interests and other business assets, there can be no assurance that we will not become a U.S. real property holding corporation in the future. In the event we do become a U.S. real property holding corporation, as long as our common stock is regularly traded on an established securities market, gain on a sale or disposition of our common stock will generally be subject to taxation pursuant to the third bullet point above only with respect to a non-U.S. holder that actually or constructively held more than 5% of our common stock at any time during the shorter of (i) the five-year period ending on the date of the sale or disposition of our common stock or (ii) the non-U.S. holder's holding period for our common stock. If gain on the sale or other taxable disposition of our common stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information reporting and backup withholding tax

        We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

        In addition, you may be subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid on, and the proceeds from the disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional withholding tax

        Sections 1471 through 1474 of the Code (commonly referred to as "FATCA") generally will impose a 30% withholding tax on certain "withholdable payments," including (i) dividends paid on our common stock and (ii) gross proceeds from the sale or other disposition of our common stock that occurs after December 31, 2016, in each case if the common stock is held by or through:

  ▪
  certain foreign financial institutions (including investment funds), unless the institution otherwise qualifies for an exemption or enters into an agreement with the U.S. Treasury (i) to collect and report, on an annual basis, information with respect to accounts in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and (ii) to withhold on certain payments; or

  ▪
  a non-financial non-U.S. entity, unless the entity (i) either certifies to the applicable withholding agent or the IRS that the entity does not have any "substantial United States owners" or provides certain information regarding the entity's "substantial United States owners" or (ii) otherwise establishes an exemption from such withholding tax.

        The rules described above may be modified by an intergovernmental agreement entered into between the United States and an applicable foreign country, or by future Treasury regulations or other guidance. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated are the representatives of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
Robert W. Baird & Co. Incorporated
H.C. Wainwright & Co., LLC

Total	4,285,714

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent (including approval of legal matters by their counsel) and that the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, additional underwriters may be added to fulfill the purchase commitment of the defaulting underwriter or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

        The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares

        We have granted to the underwriters an option to purchase up to 642,857 additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of shares offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table following the first paragraph of this section.

Discount

        The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

        We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $3.5 million and have been paid or are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $25,000, as set forth in the underwriting agreement.

Total
	Per Share	Without Overallotment	With Overallotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us

        The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares to securities dealers at the public offering price less a concession not in excess of $                  per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts

        The underwriters do not intend to confirm sales of the shares of common stock to any accounts over which they have discretionary authority.

Market Information

        Prior to this offering, there has been no public market for our common stock. The public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations include:

  ▪
  the history of, and prospects for, our company and the industry in which we compete;

  ▪
  our past and present financial information;

  ▪
  an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenue;

  ▪
  the present state of our development; and

  ▪
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for our common stock may not develop, or if such a market develops, may not be sustained. It is also possible that after the offering, the shares will not trade in the public market at or above the public offering price.

        We have applied to list our common stock on The Nasdaq Global Market under the symbol "NVLS."

Price Stabilization, Short Positions and Penalty Bids

  Stabilization

        In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

  ▪
  Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

  ▪
  Overallotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising the overallotment option and/or purchasing shares of common stock in the open market.

  ▪
  Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in the offering.

  ▪
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of shares of our common stock. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Lock-up Agreements

        Pursuant to certain "lock-up" agreements, we and our executive officers, directors and stockholders, have agreed, subject to certain exceptions, not to offer, sell, contract to sell, assign, transfer, pledge, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or engage in any short selling of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of both of the representatives of the underwriters, for a period of 180 days after the date of the pricing of the offering.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions to the lock-up for executive officers, directors and stockholders include: (a) transfers made as a bona fide gift to an immediate family member, to a trust the beneficiaries of which are exclusively the executive officer, director or stockholder or immediate family member, or to a charity or educational institution; (b) transfers made by will or intestate succession upon the death of the person executing the lockup agreement; and (c) transfers made by a stockholder that is an entity not for value to a stockholder, partner or member of, or owner of a similar equity interest in, the entity executing the agreement or to any trustor or beneficiary or estate of a beneficiary of a stockholder that is a trust; (d) transfers made by a stockholder that is an entity in connection with the sale of all or substantially all of its assets or equity interests, or to another entity that is an affiliate of the stockholder not for value; (e) transfers made by an employee or director or officer pursuant to a net exercise or cashless exercise of outstanding equity awards pursuant to our equity plans or as forfeiture or sales to us of common stock or securities convertible into common stock to cover tax withholding obligations in connection with the vesting, settlement or exercise of equity awards; (f) the establishment of a trading plan in accordance with Rule 10b5-1(c) under the Exchange Act, provided, that no sales or other disposition under such trading plan may occur during the 180-day restricted period; and (g) sales of shares acquired in this offering or in open market transactions after this offering so long as no public announcement or filing under Section 16(a) of the Exchange Act shall be required or voluntarily made; each of which is subject to certain conditions set forth in the lock-up agreements with the executive officers, directors and stockholders. The exceptions to the lock-up for us are: (i) our sale of shares in this offering; (ii) the issuance of common stock or options to acquire common stock pursuant to our employee benefit plans, equity compensation plans or other compensation plans in existence on the date hereof and as described in this prospectus; and (iii) the issuance of common stock pursuant to the conversion or exercise of existing securities outstanding on the date hereof; each of which is subject to certain conditions set forth in the underwriting agreement.

        The representatives may, in their sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least three business days before the release or waiver or any lock-up agreement, the representatives must notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service at least two business days before the effective date of the release or waiver.

Electronic Offer, Sale and Distribution of Shares

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

        Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

Selling Restrictions

        No action has been taken in any jurisdiction except the United States that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

  United Kingdom

        Each of the underwriters has, separately and not jointly, represented and agreed that:

  ▪
  it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

  ▪
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and

  ▪
  it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

  Switzerland

        The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

  European Economic Area

        In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has, separately and not jointly, represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

  ▪
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  ▪
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

  ▪
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriters that:

  ▪
  it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  ▪
  in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (2) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

        For the purposes of the provisions in the two immediately preceding paragraphs, the expression an "offer of the securities to the public" in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

  United Arab Emirates

        This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates, or UAE, Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority, or DFSA, a regulatory authority of the Dubai International Financial Centre, or DIFC. The issue of shares of common stock does not constitute a public offer of securities in the UAE, DIFC or any other free zone in accordance with the Commercial Companies law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly or otherwise.

        The shares may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The shares may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Management of the company and the representatives of the underwriters represent and warrant the shares will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

  Israel

        In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 - 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 - 1968, subject to certain conditions, or the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 - 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

        Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 - 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 - 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 - 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 - 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor's name, address and passport number or Israeli identification number.

  Notice to prospective investors in Russia

        The shares to which this prospectus relates will not be offered, advertised, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in Russia or to any person located within the territory of Russia who is not a qualified investor in accordance with Russian law unless and to the extent otherwise permitted under Russian law.

        This prospectus should not be considered as a public offer or advertisement of the shares to which this prospectus relates in Russia and is not an offer, or an invitation to make offers, to purchase any such shares in Russia. Neither the shares nor any prospectus or other document relating to them have been registered with the Federal Service for Financial Markets of the Russian Federation and are not intended for "placement" or "public circulation" in Russia.

 LEGAL MATTERS

        The validity of the shares of our common stock offered by this prospectus will be passed upon for us by our counsel, King & Spalding LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York.

EXPERTS

        The financial statements of Nivalis Therapeutics, Inc. at December 31, 2013 and 2014, and for each of the three years in the period ended December 31, 2014, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our Company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. In addition, as a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file annual, quarterly and current reports and other information with the SEC. Our SEC filings, including the registration statement on Form S-1 and all filed exhibits and schedules thereto, are available to the public on the SEC's website at www.sec.gov. To receive copies of public records not posted to the SEC's website at prescribed rates, you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Nivalis Therapeutics, Inc.
Index to Financial Statements
Contents

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2013 and 2014 and March 31, 2015 (unaudited)	F-3
Statements of Comprehensive Loss for the Years Ended December 31, 2012, 2013 and 2014 and for the Three Month Periods Ended March 31, 2014 (unaudited) and 2015 (unaudited)	F-4
Statements of Convertible Preferred Stock and Stockholders' Deficit for the Years Ended December 31, 2012, 2013 and 2014 and for the Three Month Period Ended March 31, 2015 (unaudited)	F-5
Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014 and for the Three Month Periods Ended March 31, 2014 (unaudited) and 2015 (unaudited)	F-7
Notes to Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Nivalis Therapeutics, Inc.

        We have audited the accompanying balance sheets of Nivalis Therapeutics, Inc. (formerly N30 Pharmaceuticals, Inc.) as of December 31, 2013 and 2014, and the related statements of comprehensive loss, convertible preferred stock and stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nivalis Therapeutics, Inc., at December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Denver, Colorado
March 17, 2015,
except for Notes 3, 6, 8, 11 and 12, as to which the date is
June 3, 2015

Nivalis Therapeutics, Inc.
Balance Sheets as of December 31, 2013 and 2014 and March 31, 2015

	December 31,
			March 31, 2015
	2013	2014
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,097,890	$27,811,557	$22,864,501
Restricted cash	454,464	—	—
Prepaid expenses and other current assets	250,549	630,351	3,299,925

Total current assets	1,802,903	28,441,908	26,164,426
Restricted cash	2,045,536	—	—
Property and equipment, net	175,236	91,358	127,222
Deferred financing charges and other assets	110,733	10,000	10,000

Total assets	$4,134,408	$28,543,266	$26,301,648

Liabilities and stockholders' deficit
Current liabilities:
Accounts payable	$670,688	$928,941	$2,637,596
Accrued direct program expenses	888,957	1,243,811	1,156,132
Accrued employee benefits	393,333	210,274	515,704
Accrued other liabilities	64,468	32,191	27,143
Current portion of notes payable, net	1,994,240	—	—

Total current liabilities	4,011,686	2,415,217	4,336,575
Preferred stock warrant liabilities	267,750	—	—
Notes payable, less current portion, net	13,349,778	—	—

Total liabilities	17,629,214	2,415,217	4,336,575
Commitments and contingencies
Convertible preferred stock with liquidation preference; $0.001 par value; 19,008,400, 23,228,986 and 23,228,986 (unaudited) shares authorized, respectively; 18,052,506, 19,978,986 and 19,978,986 (unaudited) shares issued and outstanding, respectively; aggregate liquidation preference as of December 31, 2014 and March 31, 2015 (unaudited) is $102,328,106	77,793,197	41,880,373	41,880,373
Stockholders' deficit:
Convertible preferred stock without liquidation preference; $0.001 par value; 1,991,600, zero and zero (unaudited) shares authorized, respectively; 1,991,600, zero and zero (unaudited) shares issued and outstanding, respectively	1,992	—	—
Common stock, $0.001 par value; 20,000,000, 35,000,000 and 35,000,000 (unaudited) shares authorized, respectively; 171,415, 2,211,158 and 2,211,158 (unaudited) shares issued and outstanding, respectively	171	2,211	2,211
Additional paid-in capital	19,692,901	110,264,544	110,415,725
Accumulated deficit	(110,983,067)	(126,019,079)	(130,333,236)

Total stockholders' deficit	(91,288,003)	(15,752,324)	(19,915,300)

Total liabilities and stockholders' deficit	$4,134,408	$28,543,266	$26,301,648

The accompanying notes are an integral part of these financial statements.

Nivalis Therapeutics, Inc.
Statements of Comprehensive Loss for the Years Ended December 31, 2012, 2013
and 2014 and for the Three Month Periods Ended March 31, 2014 and 2015

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	7,100,267	13,136,357	12,199,547	3,850,684	3,016,368
General and administrative	1,929,357	2,140,859	2,287,709	539,342	1,298,408

Loss from operations	(9,029,624)	(15,277,216)	(14,487,256)	(4,390,026)	(4,314,776)
Other income (expense), net	150,937	10,013	296,343	252,326	619
Interest expense	(694,073)	(930,949)	(845,099)	(212,383)	—

Net loss and comprehensive loss	(9,572,760)	(16,198,152)	(15,036,012)	(4,350,083)	(4,314,157)
Gain on extinguishment of convertible debt as a capital transaction	—	—	378,251	—	—

Net loss attributable to common stockholders	$(9,572,760)	$(16,198,152)	$(14,657,761)	$(4,350,083)	$(4,314,157)

Weighted average shares outstanding—basic and diluted	137,352	155,028	723,060	160,959	2,208,833

Net loss per share attributable to common stockholders—basic and diluted	$(69.70)	$(104.49)	$(20.27)	$(27.03)	$(1.95)

The accompanying notes are an integral part of these financial statements.

Nivalis Therapeutics, Inc.
Statements of Convertible Preferred Stock and Stockholders' Deficit for the Years Ended December 31, 2012, 2013
and 2014 and for the Three Month Period Ended March 31, 2015

	Series 1 Convertible Preferred Stock		Series 2 Convertible Preferred Stock		Preferred Members'		Series A-2 Convertible Preferred Stock		Series C-1 Convertible Preferred Stock		Series C-2 Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Units	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2012	—	$—	—	$—	15,207,000	$67,795,161	—	$—	—	$—	—	$—
Conversion of notes payable		—		—	572,200	2,014,000		—	—	—	—	—
Receipt of subscription funds	—	—	—	—	—	—	—	—	—	—	—	—
Conversion from LLC to C Corporation	—	—	—	—	(15,779,200)	(69,809,161)	1,392,700	9,000,000	2,810,900	18,154,753	2,379,500	19,979,881
Sale of convertible preferred stock, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2012	—	—	—	—	—	—	1,392,700	9,000,000	2,810,900	18,154,753	2,379,500	19,979,881
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2013	—	—	—	—	—	—	1,392,700	9,000,000	2,810,900	18,154,753	2,379,500	19,979,881
Conversion of 2013 notes payable, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—
Recapitalization	—	—	—	—	—	—	(1,392,700)	(9,000,000)	(2,810,900)	(18,154,753)	(2,379,500)	(19,979,881)
Conversion of 2014 notes payable, net of issuance costs	8,813,203	12,328,978	—	—	—	—	—	—	—	—	—	—
Gain on extinguishment of convertible debt	—	(383,740)	—	—	—	—	—	—	—	—	—	—
Sale of convertible preferred stock, net of issuance costs	—	—	11,165,783	29,935,135	—	—	—	—	—	—	—	—
Restricted stock units forfeited	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of incentive stock options	—	—	—	—	—	—	—	—	—	—	—	—
Reclass of preferred stock warrant liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2014	8,813,203	11,945,238	11,165,783	29,935,135	—	—	—	—	—	—	—	—
Employee stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of March 31, 2015 (unaudited)	8,813,203	$11,945,238	11,165,783	$29,935,135	—	$—	—	$—	—	$—	—	$—

The accompanying notes are an integral part of these financial statements.

Nivalis Therapeutics, Inc.
Statements of Convertible Preferred Stock and Stockholders' Deficit for the Years Ended December 31, 2012, 2013
and 2014 and for the Three Month Period Ended March 31, 2015 (Continued)

	Series D Convertible Preferred Stock		Series E Convertible Preferred Stock			Series A-1 Convertible Preferred Stock
								Common Stock		Class A-1 and B
					Subscription Receivable							Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount	Units	Amount

Balance as of January 1, 2012	—	$—	—	$—	$(2,500,000)	—	$—	—	$—	4,238,400	$19,579,418	$—	$(85,212,155)	$(65,632,737)
Conversion of notes payable	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Receipt of subscription funds	—	—	—	—	2,500,000	—	—	—	—	—	—	—	—	—
Conversion from LLC to C Corporation	7,203,100	15,675,377	1,993,000	6,999,150	—	1,991,600	1,992	171,415	171	(4,238,400)	(19,579,418)	19,577,255	—	—
Sale of convertible preferred stock, net of issuance costs	—	—	2,273,306	7,984,036	—	—	—	—	—	—	—	—	—	—
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	17,731	—	17,731
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(9,572,760)	(9,572,760)

Balance as of December 31, 2012	7,203,100	15,675,377	4,266,306	14,983,186	—	1,991,600	1,992	171,415	171	—	—	19,594,986	(94,784,915)	(75,187,766)
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	97,915	—	97,915
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(16,198,152)	(16,198,152)

Balance as of December 31, 2013	7,203,100	15,675,377	4,266,306	14,983,186	—	1,991,600	1,992	171,415	171	—	—	19,692,901	(110,983,067)	(91,288,003)
Conversion of 2013 notes payable, net of issuance costs	—	—	3,527,521	12,326,312	—	—	—	—	—	—	—	—	—	—
Recapitalization	(7,203,100)	(15,675,377)	(7,793,827)	(27,309,498)	—	(1,991,600)	(1,992)	2,039,773	2,040	—	—	90,119,461	—	90,119,509
Conversion of 2014 notes payable, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on extinguishment of convertible debt	—	—	—	—	—	—	—	—	—	—	—	378,251	—	378,251
Sale of convertible preferred stock, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restricted stock units forfeited	—	—	—	—	—	—	—	(715)	(1)	—	—	1	—	—
Exercise of incentive stock options	—	—	—	—	—	—	—	685	1	—	—	2,303	—	2,304
Reclass of preferred stock warrant liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	2,000	—	2,000
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	69,627	—	69,627
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(15,036,012)	(15,036,012)

Balance as of December 31, 2014	—	—	—	—	—	—	—	2,211,158	2,211	—	—	110,264,544	(126,019,079)	(15,752,324)
Employee stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	—	151,181	—	151,181
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	(4,314,157)	(4,314,157)

Balance as of March 31, 2015 (unaudited)	—	$—	—	$—	$—	—	$—	2,211,158	$2,211	—	$—	$110,415,725	$(130,333,236)	$(19,915,300)

The accompanying notes are an integral part of these financial statements.

Nivalis Therapeutics, Inc.
Statements of Cash Flows for the Years Ended December 31, 2012, 2013
and 2014 and for the Three Month Periods Ended March 31, 2014 and 2015

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Operating activities
Net loss	$(9,572,760)	$(16,198,152)	$(15,036,012)	$(4,350,083)	$(4,314,157)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	212,033	219,089	86,440	32,054	16,493
Loss on disposal of assets	—	—	1,538	—	—
Stock-based compensation expense	17,731	97,915	69,627	19,884	151,181
Change in value of preferred stock warrant liabilities and derivative	(150,263)	(9,445)	(295,903)	(252,263)	—
Amortization of deferred financing costs and noncash interest	180,773	520,936	708,517	138,092	—
Changes in operating assets and liabilities:
Prepaid expenses and other	(231,320)	107,370	(379,802)	(139,582)	(2,669,574)
Accounts payable	111,351	400,324	258,253	(123,166)	1,708,655
Accrued direct program expenses	(95,266)	539,533	354,854	27,848	(87,679)
Accrued employee benefits	(1,560)	55,320	(183,059)	25,053	305,430
Accrued other liabilities	10,843	(26,134)	(32,277)	(14,036)	(5,048)

Net cash used in operating activities	(9,518,438)	(14,293,244)	(14,447,824)	(4,636,199)	(4,894,699)
Investing activities
Purchases of property and equipment	(29,599)	(124,551)	(4,100)	(1,065)	(52,357)

Net cash used in investing activities	(29,599)	(124,551)	(4,100)	(1,065)	(52,357)
Financing activities
Decrease in restricted cash	—	—	2,500,000	454,464	—
Proceeds from issuance of convertible preferred stock and units, net	10,484,036	—	29,935,135	—	—
Proceeds from exercise of incentive stock options	—	—	2,304	—	—
Proceeds from notes payable, net	2,000,000	12,000,000	11,867,845	4,651,595	—
Principal payment on debt	(821,425)	(1,188,882)	(3,139,693)	(524,017)	—

Net cash provided by financing activities	11,662,611	10,811,118	41,165,591	4,582,042	—

Net increase (decrease) in cash and cash equivalents	2,114,574	(3,606,677)	26,713,667	(55,222)	(4,947,056)
Cash and cash equivalents, beginning of period	2,589,993	4,704,567	1,097,890	1,097,890	27,811,557

Cash and cash equivalents, end of period	$4,704,567	$1,097,890	$27,811,557	$1,042,668	$22,864,501

Supplemental disclosures of cash flow information
Cash paid for interest	$506,939	$421,157	$164,610	$79,203	$—

Conversion of convertible debt and accrued interest to convertible preferred stock and units, net	$2,014,000	$—	$24,655,290	$12,365,299	$—

The accompanying notes are an integral part of these financial statements.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

1. Organization and Description of Business

        Nivalis Therapeutics, Inc., formerly N30 Pharmaceuticals, Inc. (the "Company" or "Nivalis"), was incorporated on August 1, 2012, under the laws of the State of Delaware. On August 1, 2012, N30 Pharmaceuticals, LLC ("N30 LLC") converted from a Delaware limited liability company to a Delaware Corporation (the "Company Conversion").

        The Company is a business whose principal operations involve developing a novel class of small molecule therapeutics for the treatment of major diseases such as cystic fibrosis, asthma, chronic obstructive pulmonary disease, inflammatory bowel disease and certain cardiovascular disorders. As the Company has not obtained approval for or commercialized a product candidate, its ability to generate future revenue and achieve and maintain profitability is uncertain and depends upon its ability to successfully develop, obtain regulatory approval for and commercialize the therapeutics.

2. Liquidity Risks

        The Company has incurred operating losses and has an accumulated deficit as a result of ongoing research and development spending. As of March 31, 2015, the Company had an accumulated deficit of $130,333,236. The Company had net losses of $9,572,760, $16,198,152 and $15,036,012 for the years ended December 31, 2012, 2013 and 2014, respectively, and net cash used in operating activities of $9,518,438, $14,293,244 and $14,447,824 for the years ended December 31, 2012, 2013 and 2014, respectively. Net losses and net cash used in operating activities for the three months ended March 31, 2015 were $4,314,157 and $4,894,699, respectively. The Company anticipates that operating losses and net cash used in operating activities will occur and substantially increase over the next several years as it expands development activities for its N91115 product candidate.

        The Company has historically financed its operations primarily through private equity and debt offerings. The Company will continue to be dependent upon such sources of funds until it is able to generate positive cash flows from its operations. Management has determined that the Company's existing cash and cash equivalents as of March 31, 2015 will be sufficient to fund operations at least through April 1, 2016.

        The Company will be required to fund future operations through the sale of its equity securities, incurring debt, partnerships, grants or other nondilutive sources of financing. There can be no assurance that sufficient funds will be available to the Company when needed from equity financings. If the Company is unable to obtain additional funding from these or other sources when needed, or to the extent needed, it may be necessary to significantly reduce its current rate of spending through reductions in staff and delaying, scaling back, or stopping certain research and development programs. Insufficient liquidity may also require the Company to relinquish rights to product candidates at an earlier stage of development or on less favorable terms to it or its stockholders than the Company would otherwise choose. These events could prevent the Company from successfully executing on its operating plan.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

3. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

        The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include all adjustments necessary for the presentation of the Company's financial position, results of operations and cash flows for the periods presented.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. The Company believes judgment is involved in determining accrued liabilities, the fair value-based measurement of equity instruments. The Company evaluates its estimates and assumptions as facts and circumstances dictate.

Unaudited Interim Financial Data

        The accompanying balance sheet as of March 31, 2015, statement of convertible preferred stock and stockholders' deficit for the three months ended March 31, 2015 and statements of comprehensive loss and cash flows for the three months ended March 31, 2014 and 2015 are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements, pursuant to the rules and regulations of the SEC for interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the Company's audited financial statements and the notes thereto for the year ended December 31, 2014. In the opinion of management, the financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary to state fairly the Company's financial position as of March 31, 2015 and the results of operations and cash flows for the three months ended March 31, 2014 and 2015. The results for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015 or for any other interim period.

2012 Stock Conversion and Stock Split

        On August 1, 2012, concurrent with the Company Conversion, all equity interests of N30 LLC were automatically converted on a one-for-one basis into capital stock of the Company. Each issued and outstanding N30 LLC Class B unit automatically transferred into one share of the Company's common stock. All Class A, C, D and E convertible units of N30 LLC automatically transferred into the corresponding Series A, C, D and E preferred stock of the Company, on a one-for-one basis. All rights, preferences and terms of N30 LLC member convertible units were carried forward to the newly issued preferred stock of the Company.

        Following the Company Conversion, the Company's board of directors approved a 100-for-1 split of the Company's issued and outstanding capital stock, which became effective on August 2, 2012. Upon the effectiveness of the stock split: (i) every share of issued and outstanding common stock and preferred stock was increased to 100 shares of common stock or preferred stock, as

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

3. Summary of Significant Accounting Policies (Continued)

applicable; (ii) the number of shares of preferred stock into which each outstanding warrant is exercisable was proportionally increased on a 100-for-1 basis; and (iii) the exercise price of each outstanding warrant to purchase preferred stock was proportionally decreased.

2014 Stock Conversion and Reverse Stock Split

        Effective September 23, 2014, all outstanding shares of preferred stock were converted on a 11.556-for-1 basis into shares of common stock (the "Stock Conversion"). Concurrent with this conversion, the Company effected a reverse stock split of its common stock, par value $0.001 per share. Every 4 shares of common stock were reclassified and combined into one share of common stock. Fractional shares were issued as a result of the reverse stock split. The total number of authorized shares of common stock was also proportionally decreased by a ratio of 1:4 and the par value per share of the common stock continued to be $0.001.

2015 Reverse Stock Split

        On May 26, 2015, the Company's Board of Directors approved a 1-for-2.889 reverse stock split of its common stock. The reverse stock split became effective upon filing of a certificate of amendment to the Company's amended and restated certificate of incorporation on June 1, 2015. Upon the effectiveness of the reverse stock split, (i) every 2.889 shares of outstanding common stock were decreased to one share of common stock, (ii) the number of shares of common stock into which each outstanding option, right and warrant to purchase common stock is exercisable was proportionally decreased on a 1-for-2.889 basis and the exercise price of each outstanding option, right and warrant to purchase common stock was proportionately increased on a 1-for-2.889 basis and (iii) the conversion ratio for each share of the Company's convertible preferred stock which is convertible into common stock was proportionally decreased on a corresponding basis in connection with the 1-for-2.889 reverse stock split. No fractional shares were issued as a result of the reverse stock split. The total number of authorized shares of common stock and the par value per share of common stock did not change as a result of the reverse stock split.

        All of the share and unit numbers, share and unit prices, exercise prices and other per share and unit information throughout these financial statements for all periods presented have been adjusted, on a retroactive basis, to reflect the 100-for-1 stock split, the 1-for-4 reverse stock split and the 1-for-2.889 reverse stock split.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of deposits with commercial banks in checking, interest-bearing and demand money market accounts.

Restricted Cash

        In 2011, the Company received $2,500,000 from a lender that the Company was unable to utilize until certain milestones were achieved. During 2014, the restricted cash was fully released concurrent with the payoff of the related loan (see Note 6).

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

3. Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company has established guidelines to limit its exposure to credit risk by placing investments with high credit quality financial institutions, diversifying its investment portfolio and making investments with maturities that maintain safety and liquidity. At December 31, 2013 and 2014 and March 31, 2015, the Company's cash equivalents were with money market funds that invest in securities issued by the U.S. Treasury.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Lab equipment, computer equipment and software are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease term. Maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets

        Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not yet generated consistent positive cash flows on an annual basis, and such positive cash flows may not materialize for a significant period in the future. As a result, it is reasonably possible that future evaluations of long-lived assets may result in a conclusion that such assets have been impaired.

Deferred Initial Public Offering Costs

        Deferred offering costs, which primarily consist of direct incremental legal, accounting and printing fees relating to the Company's Initial Public Offering ("IPO"), are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2014 and March 31, 2015, $314,000 and $2,482,000, respectively, of deferred offering costs were capitalized in prepaid expenses and other current assets on the balance sheet. No deferred offering costs were capitalized as of December 31, 2013.

Accrued Direct Program Expenses

        Substantial portions of the Company's preclinical studies and clinical trials are performed by third-party laboratories, medical centers, contract research organizations and other vendors (collectively CROs). These CROs generally bill monthly or quarterly for services performed or upon achieving certain milestones. For preclinical studies, the Company accrues expenses based upon estimated percentage of work completed and the contract milestones remaining. For clinical studies, expenses are accrued based upon the number of patients enrolled and the duration of the study.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

3. Summary of Significant Accounting Policies (Continued)

The Company monitors patient enrollment, the progress of clinical studies and related activities to the extent possible through internal reviews of data reported to the Company by the CROs, correspondence with the CROs and clinical site visits. Company estimates depend on the timeliness and accuracy of the data provided by the CROs regarding the status of each program and total program spending. The Company periodically evaluates these estimates to determine if adjustments are necessary or appropriate based on information received. No vendor comprised more than 10% of all external costs in 2012, 2013, and 2014.

Preferred Stock Warrant Liabilities

        The Company classified its outstanding warrants exercisable for shares of the Company's Series D convertible preferred stock as convertible preferred stock warrant liabilities and adjusted the instruments to fair value at the end of each reporting period. At the end of each reporting period, changes in the fair value of the preferred stock warrant liabilities during the period were recorded as a component of other income (expense), net. Subsequent to the completion of the Stock Conversion on September 23, 2014, all outstanding shares of preferred stock were converted into shares of common stock and warrants exercisable for shares of the preferred stock automatically adjusted to become exercisable for shares of common stock at which time the preferred stock warrant liabilities were remeasured and reclassified as a component of equity.

Research and Development

        The Company expenses costs associated with research and development as incurred. These costs include direct program expenses, which are payments made to third parties that specifically relate to the Company's research and development, such as payments to clinical research organizations, clinical investigators, manufacturing of clinical material, pre-clinical testing and consultants. In addition, employee costs (salaries, payroll taxes, benefits and travel) for employees contributing to research and development activities are classified as research and development costs.

Stock-Based Compensation

        The Company measures employee and director stock-based compensation expense for all stock awards at the grant date based on the fair value measurement of the award. The expense is recorded over the related service period, generally the vesting period, net of estimated forfeitures. The Company calculates the fair value measurement of stock options using the Black-Scholes valuation model and the single-option method and recognizes expense using the straight-line attribution approach.

Income Taxes

        Prior to the Company Conversion, the Company's income and losses were reported by its members on their separate tax returns. Subsequent to the Company Conversion, the Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for tax and financial reporting purposes measured by applying enacted tax rates and laws that will be in effect when the

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

3. Summary of Significant Accounting Policies (Continued)

differences are expected to reverse, net operating loss and tax credit carryforwards. Tax benefits are recorded when the benefit is more likely than not to be sustained upon audit. The Company accrues interest and penalties related to uncertain tax positions in income tax expense. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

Reclassifications

        Certain amounts in the accompanying financial statements for the year ended December 31, 2013, were reclassified to conform to the 2014 presentation.

Segment Information

        The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company's singular focus is on discovering and developing potential drugs. No revenue has been generated since inception, and all tangible assets are held in the United States.

Comprehensive Loss

        Comprehensive loss, as defined, includes all changes in equity during a period from non-owner sources. Net income or loss is the Company's only component of comprehensive income or loss for the years ended December 31, 2012, 2013 and 2014 and for the three months ended March 31, 2015.

Net Loss per Share

        The Company reports net loss per share in accordance with the standard codification of ASC "Earnings per Share" ("ASC 260"). Under ASC 260, basic earnings per share, which excludes dilution, is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could be exercised or converted into common shares, and is computed by dividing net loss available to common stockholders by the weighted average of common shares outstanding plus the dilutive potential common shares. Diluted earnings per share excludes the impact of convertible preferred stock, employee stock options, restricted stock and stock purchase rights, as the effect would be anti-dilutive. During a loss period, the assumed exercise of in-the-money stock options and other potentially diluted instruments has an anti-dilutive effect and therefore, these instruments are excluded from the computation of dilutive earnings per share.

Recently Issued Accounting Standards

        In July 2013, the Financial Accounting Standards Board, (the "FASB"), issued Accounting Standards Update ("ASU") No. 2013-11, Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). ASU 2013-11 requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss ("NOL") carryforward, or similar tax loss or

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

3. Summary of Significant Accounting Policies (Continued)

tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. ASU 2013-11 is effective prospectively for fiscal years and interim periods within those years, beginning after December 15, 2013 for public entities. Early adoption and retrospective application are permitted. The adoption of ASU 2013-11 did not have a material impact on the Company's financial position or results of operations.

        In June 2014, the FASB, issued ASU No. 2014-10, Development Stage Entities: Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation. The amendments in this guidance remove all incremental financial reporting requirements for development stage entities. Among other changes, this guidance will no longer require development stage entities to present inception-to-date information about income statement line items, cash flows and equity transactions. These presentation and disclosure requirements will no longer be required for the first annual period beginning after December 15, 2014 for public companies. Early application is permitted for interim and annual periods for which financial statements have not yet been issued or made available for issuance. Effective upon the Company's early adoption of this guidance, the Company no longer disclosed inception-to-date information currently included in its statements of comprehensive loss, statements of cash flows and statements of convertible preferred stock and stockholders' equity (deficit) and the related notes thereto.

        In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"), which provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments in ASU 2014-15 are effective for reporting periods beginning after December 15, 2016, and early adoption is permitted. The adoption of ASU 2014-15 is not expected to materially impact the Company's financial statements for the current reporting period.

        In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"). The amendments require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. ASU 2015-03 is effective for fiscal years and interim periods within those years beginning after December 15, 2015, and requires retrospective application and compliance with the applicable disclosures for a change in an accounting principle upon transition. Early adoption is permitted. The Company is currently assessing the impact the adoption of ASU 2015-03 will have on its financial statements.

Fair Value of Financial Instruments

        The carrying amounts of financial instruments, including cash and cash equivalents, restricted cash, accrued compensation, accrued direct program expenses and accounts payable, approximate fair value due to their short-term maturities.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

3. Summary of Significant Accounting Policies (Continued)

        The Company accounted for its preferred stock warrants pursuant to ASC Topic 480, Distinguishing Liabilities from Equity, and classified warrants for redeemable preferred stock as liabilities. At December 31, 2013, the warrants were reported at their estimated fair value and any changes in fair value were reflected in changes in value of warrants.

        The fair value of the outstanding preferred stock warrant liabilities at December 31, 2013 was $267,750. Subsequent to the completion of the Stock Conversion on September 23, 2014, whereby all outstanding shares of preferred stock were converted into shares of common stock, the fair value of the preferred stock warrant liabilities were remeasured at fair value and reclassified into equity. During the three months ended March 31, 2014 and the year ended December 31, 2014, a remeasurement gain of $259,750 and $265,750, respectively, was recognized in other income (expense), net in the statement of comprehensive loss. Upon the Stock Conversion, the remaining balance of $2,000 was reclassified from liabilities to equity.

Fair Value Measurements

        In general, asset and liability fair values are determined using the following categories:

          Level 1—inputs utilize quoted prices in active markets for identical assets or liabilities.

          Level 2—inputs include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

          Level 3—inputs are unobservable inputs and include situations where there is little, if any, market activity for the balance sheet items at period end. Pricing inputs are unobservable for the terms and are based on the Company's own assumptions about the assumptions that a market participant would use.

        The Company's financial instruments, including money market investments and warrants are measured at fair value on a recurring basis. There were no transfers between levels for the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

3. Summary of Significant Accounting Policies (Continued)

        Assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 and 2014 and March 31, 2015:

Description	December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant unobservable inputs (Level 3)	December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	March 31, 2015	Quoted prices in active markets for identical assets (Level 1)
						(unaudited)	(unaudited)
Assets measured at fair value:
Money market investments (included in cash and cash equivalents)	$348,380	$348,380	$—	$26,925,424	$26,925,424	$21,976,043	$21,976,043
Liabilities measured at fair value:
Preferred stock warrant liabilities (included in fair value of warrants)	$267,750	$—	$267,750	$—	$—	$—	$—

4. Cash and Cash Equivalents

        The following is a summary of cash and cash equivalents and their values as of December 31, 2013 and 2014 and March 31, 2015:

	Amortized Cost	Unrealized gains	Unrealized lossses	Fair market value
December 31, 2013
Cash	$749,510	$—	$—	$749,510
Money market funds	348,380	—	—	348,380

Total for December 31, 2013	$1,097,890	$—	$—	$1,097,890

December 31, 2014
Cash	$886,133	$—	$—	$886,133
Money market funds	26,925,424	—	—	26,925,424

Total for December 31, 2014	$27,811,557	$—	$—	$27,811,557

March 31, 2015
Cash (unaudited)	$888,458	$—	$—	$888,458
Money market funds (unaudited)	21,976,043	—	—	21,976,043

Total for March 31, 2015 (unaudited)	$22,864,501	$—	$—	$22,864,501

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

5. Property and Equipment

        Property and equipment consist of the following as of December 31, 2013 and 2014:

		December 31,
	Estimated Useful Life (in years)
		2013	2014
Lab equipment	5	$1,100,192	$1,099,841
Computer equipment and software	3	308,937	290,878
Leasehold improvements	1 - 2	101,804	101,804

Total		1,510,933	1,492,523
Less accumulated depreciation		(1,335,697)	(1,401,165)

Property and equipment, net		$175,236	$91,358

        Depreciation expenses were $212,033, $219,089 and $86,440 for the years ended December 31, 2012, 2013 and 2014, respectively.

6. Notes Payable

Loan and Security Agreement

        During February 2011, the Company entered into a $5,000,000 loan and security agreement ("Security Agreement") with a lender. The interest rate for these loans was 11.25%. In accordance with the terms of certain amendments to the Security Agreement, the Company was required to maintain $2,500,000 in an account that was subject to an Account Control Agreement in favor of the lender. The Company was restricted from withdrawing the funds from this account without the lender's prior written consent. The Company was required to achieve certain milestones in order to receive access to these funds.

        The Security Agreement also contained a warrant to purchase 214,200 of the Company's Class D convertible units, which with the Company Conversion became a warrant to purchase 214,200 of the Company's Series D preferred stock. The exercise price was $2.10 per share. The warrant was fully vested upon issuance. The fair value of the warrant was determined at issuance and at December 31, 2013 utilizing a Black-Scholes option pricing model. The inputs utilized in the model at December 31, 2013, included volatility of 87.0%, expected term of 7.1 years and a risk-free rate of 3.0%. Subsequent to the completion of the Stock Conversion on September 23, 2014, all outstanding shares of preferred stock were converted into shares of common stock and warrants exercisable for shares of the preferred stock automatically adjusted to become exercisable for shares of common stock at which time the preferred stock warrant liabilities were remeasured and reclassified as a component of equity.

        During February 2014, the Company received written consent from its lender allowing access to $454,464 of previously restricted funds. These funds were withdrawn from the restricted account and placed in the Company's operating cash account for general use.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

6. Notes Payable (Continued)

        During 2014, monthly principal and interest payments were made in accordance with the terms of the Security Agreement. In July 2014, the entire outstanding balance under the Security Agreement, amounting to $2,258,092, including $40,844 of accrued interest, was paid in full. Restricted cash held by the Company in the amount of $2,046,166 was fully released concurrent with this payoff. The payment released all previously pledged assets held as collateral under the loan. The Company wrote-off remaining deferred financing costs related to the Security Agreement in the amount of approximately $67,000 and unamortized debt discount of approximately $104,000 which is included in interest expense within the Statement of Comprehensive Loss. Deferred financing costs were $100,733 as of December 31, 2013.

        Notes payable consisted of the following as of December 31, 2013:

Total notes payable	$3,139,693
Less unamoritized debt discount	(151,809)
Less current portion of notes payable	(1,994,240)

Notes payable, less current portion	$993,644

        The estimated fair value of the note payable as of December 31, 2013 approximated its carrying value.

Convertible Debt

        During June 2012, the Company issued convertible debt to an investor in the amount of $2,000,000 at an interest rate of 5.0% per annum. The outstanding principal and any accrued but unpaid interest were due and payable on December 8, 2012, unless earlier converted. The outstanding principal and interest totaling $2,014,000 converted to 572,200 Class E units at a conversion price of $3.52 on July 27, 2012.

        During April 2013, the Company issued convertible debt to an investor in the amount of $5,000,000 at an interest rate of 5.0% per annum. During July 2013, the Company issued convertible debt to two different investors in the amount of $7,000,000 at an interest rate of 5.0% per annum. The outstanding principal and accrued but unpaid interest were due and payable on January 31, 2014, unless earlier converted. The conversion price was $3.52 per share of Series E preferred shares or the price at which a new series of preferred stock is issued by the Company (see Note 8). The outstanding principal and interest as of December 31, 2013, totaling $12,356,134 was included within the long-term notes payable balance.

        The estimated fair value of the convertible debt as of December 31, 2013 approximated its carrying value. The weighted average interest rate for all notes payable outstanding during the year ended December 31, 2013 was 6.24%. During February 2014, the Company issued 3,527,521 Series E preferred shares at the original conversion price of $3.52 per share through the conversion of $12,413,705 of debt and related interest held by three separate investors, for the convertible debt issued in 2013.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

6. Notes Payable (Continued)

        During February, March, April, June, July, August and September 2014 (the "2014 Notes"), the Company issued subordinated secured convertible debt to two investors totaling $12,000,000 at an interest rate of 8.0% per annum, $4,700,000 of which was issued during the three months ended March 31, 2014. The outstanding principal and any accrued but unpaid interest were due and payable on February 3, 2015, unless earlier converted. The outstanding principal and accrued and unpaid interest was convertible at the option of the investor into preferred shares in the Company. The conversion price was $0.35 per share of Series E preferred shares or 75% of the price at which a new series of preferred stock was issued by the Company.

        The 2014 Notes included a change in control redemption which was deemed an embedded derivative. This redemption right and the right to convert at 75% of the price at which a new series of preferred stock was issued required the Company to bifurcate and separately account for the embedded derivatives, however the amount recorded and the impact on net loss was not material.

        On September 23, 2014, there were three transactions for the purpose of simplifying the Company's capital structure to allow the Company to seek additional financing from outside investors. First, the investors in convertible preferred stock agreed to the conversion of all outstanding preferred stock into common stock. Second, the holders of the 2014 Notes agreed to the issuance of shares of a newly created Series 1 convertible preferred stock in settlement of the 2014 Notes. The Company issued 8,813,203 Series 1 convertible preferred shares at a price of $1.40 per share through the settlement of $12,373,741 of convertible debt and related interest held by two separate investors. This transaction resulted in a gain on extinguishment of $378,251, which was recognized through equity as this was a transaction with stockholders. Finally, as discussed in Note 3, the Company initiated a one-for-four reverse stock split, which decreased the number of common shares outstanding.

7. Commitments and Contingencies

Operating Lease

        The Company entered into a five-year lease obligation for office and laboratory space effective April 1, 2010, and expiring March 31, 2015. This lease was renewed for three years on December 5, 2014 and will expire on March 31, 2018. The Company has the option to renew the lease for an additional three-year term and has the option to terminate the lease at any time after March 31, 2017, for a termination fee of $25,000. The Company also leases copier equipment under a three-year noncancellable operating lease that expires in March 2017.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

7. Commitments and Contingencies (Continued)

        The approximate future minimum payments under these lease arrangements as of December 31, 2014, are as follows:

2015	$271,899
2016	282,078
2017	280,970
2018	70,038

Total	$904,985

        During 2012, 2013 and 2014, the Company incurred approximately $276,000, $257,000 and $225,000 for rent expense, respectively.

Purchase Commitment

        The Company has entered into contracts with external parties to provide the Company future services, which include research and development, clinical development support and testing service. As of December 31, 2014, the Company's obligation for future services under these contracts approximated $4,546,000 and are payable within one year. These purchase obligations include both cancellable and non-cancellable amounts.

8. Stockholders' Equity

        During February 2014, the Company increased its authorized number of shares of convertible preferred stock to 30,233,694 shares. During March 2014, the Company increased its authorized number of shares of convertible preferred stock to 60,503,445 shares and increased its authorized number of shares of common stock to 25,000,000 shares.

        Immediately following the Stock Conversion and the one-for-four reverse stock split effected in September 2014, the Company reestablished its authorized number of shares of convertible preferred stock to 8,866,753 shares and its authorized number of shares of common stock to 15,742,382 shares.

        During November 2014, the Company increased its authorized number of shares of convertible preferred stock to 23,228,986 shares and increased its authorized number of shares of common stock to 35,000,000 shares.

Convertible Preferred Stock

        In July 2012, the Company issued 572,200 Class E convertible units at a price of $3.52 per share through the conversion of $2,014,000 of debt and related interest held by an investor. In August 2012, the Company issued 2,273,306 shares of Series E convertible preferred stock at a price of $3.52 per share, for gross proceeds of $8.0 million.

        As of December 31, 2013, the Company had six series of outstanding convertible preferred stock: Series A-1 convertible preferred stock ("Series A-1 Preferred"), Series A-2 convertible

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

8. Stockholders' Equity (Continued)

preferred stock ("Series A-2 Preferred"), Series C-1 convertible preferred stock ("Series C-1 Preferred"), Series C-2 convertible preferred stock ("Series C-2 Preferred"), Series D Preferred and Series E Preferred. The convertible preferred stock was initially recorded at the issuance price on the date of issuance, net of issuance costs. On September 23, 2014 all outstanding preferred stock was converted into shares of common stock on a 11.556-for-1 basis. Concurrent with the Stock Conversion, a newly created Series 1 convertible preferred stock ("Series 1 Preferred") was issued in the settlement of the 2014 Notes. In November and December 2014, the Company raised $31.0 million gross proceeds in a private placement of Series 2 convertible preferred stock ("Series 2 Preferred")

        The significant rights, privileges and preferences of the Series 1 Preferred and Series 2 Preferred were as follows as of December 31, 2014.

Liquidation Preference

        In the event of any liquidation, dissolution, winding up or change in control upon merger or consolidation of the Company, the holders of Series 2 Preferred are entitled to receive a liquidation amount of $2.85 per share in preference to the holders of Series 1 Preferred and common stockholders. Following payment of this liquidation amount, if proceeds for distribution remain, the holders of Series 1 Preferred are entitled to receive a liquidation amount of $8.00 per share in preference to the common stockholders. Following payment of these liquidation amounts, the convertible preferred and the common stockholders shall share in any remaining proceeds pro rata based on the number of shares held by each such holder on an as-if-converted to common stock basis. The aggregate liquidation preference for Series 1 Preferred and Series 2 Preferred combined as of December 31, 2014 and March 31, 2015 is $102,328,106.

Conversion Rights

        Each share of convertible preferred stock is convertible, at the option of the holder, at any time after the date of issuance, into one fully paid and nonassessable share of common stock. Each 2.889 shares of convertible preferred stock will be automatically converted into one fully paid and nonassessable share of common stock upon the earlier of: (i) the Company's IPO with a pre-IPO valuation of at least $240 million that results in gross proceeds to the Company of not less than $30 million; or (ii) the date and time, or occurrence of an event specified by vote or written consent of the holders of at least a majority of the then-outstanding shares of convertible preferred stock. The Company's amended and restated certificate of incorporation provides that the conversion price is subject to adjustments for stock splits, dividends, combinations or other similar recapitalization with respect to the common stock.

Dividends

        Dividends are payable to holders of convertible preferred stock on an as-if-converted to common stock basis only as declared by the Company's Board of Directors.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

8. Stockholders' Equity (Continued)

Voting Rights

        The holder of each share of convertible preferred stock shall have the right to one vote for each share of common stock into which such share of convertible preferred stock could be converted. Additionally, specific protective provisions require that certain actions by the Company, such as the completion of a liquidation event may be taken only upon the approval of the holders of at least a majority of the then-outstanding shares of convertible preferred stock.

Election of Directors

        The holders of Series 2 Preferred shall each be entitled exclusively and as a separate class to elect a director of the Company. The holders of Series 1 Preferred shall each be entitled exclusively and as a separate class to elect a total of two directors of the Company. The holders of record of the shares of convertible preferred stock and common stock, voting together as a single class on an as-converted to common stock basis shall be entitled to elect a total of three members of the Company's Board of Directors. The Company's Chief Executive Officer shall automatically hold a Board of Director seat.

Right of First Offer

        Certain holders of convertible preferred stock have the right to participate in future equity issuances of the Company in order to maintain their pro rata ownership percentage of the Company. The right expires upon the earlier of the following: (i) immediately prior to the consummation of an initial public offering; (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act; or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certification of Incorporation.

Right of First Refusal and Co-Sale

        Holders of convertible preferred stock have a secondary right of first refusal (if not exercised by the Company) and certain rights of co-sale with respect to certain shares of common stock held by common stockholders. The rights expire upon the earlier of the following: (i) immediately prior to the consummation of an initial public offering; or (ii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certification of Incorporation.

        Prior to the Company Conversion, the rights of member units that were converted into the respective series of convertible preferred stock were substantially similar to the rights of the convertible preferred stock.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

8. Stockholders' Equity (Continued)

        The table below shows the historical activity for the convertible member units with liquidation preference which were outstanding prior to the company's conversion from a Limited Liability Company to a C-Corporation:

	Class A-2 Units		Class C Units		Class D Units		Class E Units
									Subscription Receivable
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance as of January 1, 2012	1,392,700	$9,000,000	5,190,400	$38,134,634	7,203,100	$15,675,377	1,420,800	$4,985,150	$(2,500,000)
Conversion of notes payable	—	—	—	—	—	—	572,200	2,014,000	—
Receipt of subscription funds	—	—	—	—	—	—	—	—	2,500,000
Conversion from limited liability company to C Corporation	(1,392,700)	(9,000,000)	(5,190,400)	(38,134,634)	(7,203,100)	(15,675,377)	(1,993,000)	(6,999,150)	—

Balance as of December 31, 2012	—	$—	—	$—	—	$—	—	$—	$—

Common Stock

        At December 31, 2014 and March 31, 2015, the same total shares of common stock have been reserved for issuance as follows:

Convertible preferred stock, as converted into common stock	6,915,525
Options to purchase common stock	1,288,686
Common stock warrants	18,534
Restricted stock purchase rights	22,291

8,245,036

Stock-Based Compensation

Restricted Stock

        Prior to the Company Conversion on August 1, 2012, the Company issued Class B units to employees, which were considered profits interest. The fair value of these units was recorded as stock-based compensation expense on a straight-line basis over the requisite service period of each award, generally four years. On August 1, 2012, the Company converted the vested and unvested units into 171,415 shares of common stock subject to stock restriction agreements. These shares vest over the same vesting period of the original Class B unit grants and any unvested shares would be forfeited upon the termination of the employee.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

8. Stockholders' Equity (Continued)

        The following summarizes the nonvested common stock activity:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested as of January 1, 2014	11,950	$0.09
Vested	(7,893)	0.09
Forfeited	(715)	0.09

Nonvested as of December 31, 2014	3,342	0.09
Vested (unaudited)	(1,310)	0.09

Nonvested as of March 31, 2015 (unaudited)	2,032	0.09

        During 2012, 2013 and 2014, the Company recorded approximately $2,000, $7,000 and $4,000, respectively, in employee stock-based compensation expense related to the vesting of profits interest and restricted stock. During the three months ended March 31, 2014 and 2015, the Company recorded approximately $1,000 and $1,000, respectively, in employee stock-based compensation expense. As of December 31, 2014 and March 31, 2015, there was approximately $4,000 and $2,900, respectively, of total unrecognized compensation cost related to nonvested stock-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.1 and 0.9 years, respectively.

Stock Options

        In August 2012, the Company adopted the 2012 Stock Incentive Plan (the "Plan"). A total of 147,109 shares of common stock were originally reserved for issuance under the Plan. On November 17, 2014, and December 12, 2014, the Company's Board of Directors approved an increase of 623,052 and 519,210 shares, respectively, to the total number of shares that may be issued under the Plan, which after these increases is 1,289,371 shares. Eligible plan participants include employees, directors and consultants. The Plan permits the granting of incentive stock options and nonqualified stock options. The terms of the stock option grants are determined by the Company's Board of Directors. The Company's stock options vest based on terms in the stock option agreements and generally vest over four years and have a term of ten years.

        The fair value of each option grant for the year ended December 31, 2013 was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions. These assumptions were applied to options granted within a twelve-month period, as there were not any significant changes to the inputs during the applicable period. There were no options granted during 2014.

Estimated dividend yield	0.0%
Expected stock price volatility	120.8%
Risk-free interest rate	1.2%
Expected life of option (in years)	6.25
Weighted-average grant date fair value per option	$2.95

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

8. Stockholders' Equity (Continued)

        The fair value of each option grant for the three months ended March 31, 2015 was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Estimated dividend yield	0.0%
Expected stock price volatility	76.3%
Risk-free interest rate	1.7%
Expected life of option (in years)	6.25
Weighted-average grant date fair value per option	$3.00

        Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The Company does not have sufficient history of exercise of stock options to estimate the expected term for employee stock options and, thus, continues to calculate expected life based on the midpoint between the average vesting date and the contractual term, which is in accordance with the simplified method. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option. The fair value of the common stock utilized in the fair value estimation of option and restricted stock arrangements has been determined utilizing contemporaneous valuations primarily based on an option pricing methodology.

        The tables below summarize the stock option activity for the year ended December 31, 2014 and the three months ended March 31, 2015:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance as of January 1, 2014	25,110	121,999	$3.36
Additional authorized	1,142,262	—
Exercised	—	(685)	3.36
Cancelled	55,259	(55,259)	3.36

Balance as of December 31, 2014	1,222,631	66,055	3.36
Granted (unaudited)	(1,207,273)	1,207,273	4.56
Cancelled (unaudited)	730	(730)	3.36

Balance as of March 31, 2015 (unaudited)	16,088	1,272,598	4.50

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

8. Stockholders' Equity (Continued)

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2014	66,055	$3.36	7.9	$72,526
Options expected to vest at December 31, 2014	60,244	$3.36	7.9	$66,138
Exercisable as of December 31, 2014	36,568	$3.36	7.9	$40,155
Outstanding at March 31, 2015 (unaudited)	1,272,598	$4.50	9.8	$70,970
Options expected to vest at March 31, 2015 (unaudited)	1,057,135	$4.50	9.7	$66,313
Exercisable as of March 31, 2015 (unaudited)	40,007	$3.36	7.6	$43,469

        The following summarizes the nonvested stock option activity for the year ended December 31, 2014 and the three months ended March 31, 2015:

	Stock Options	Weighted- Average Grant-Date Fair Value
Nonvested as of January 1, 2014	86,619	$3.36
Vested	(25,199)	3.36
Forfeited	(31,933)	3.36

Nonvested as of December 31, 2014	29,487	3.36
Granted (unaudited)	1,207,273	4.45
Vested (unaudited)	(4,169)	3.36

Nonvested as of March 31, 2015 (unaudited)	1,232,591	4.42

        During 2012, 2013 and 2014, the Company recorded approximately $15,000, $91,000 and $66,000, respectively, in employee stock-based compensation expense for the vesting of stock options. During the three months ended March 31, 2014 and 2015, the Company recorded approximately $19,000 and $150,000, respectively, in employee stock-based compensation expense. No stock options have been granted to nonemployees. As of December 31, 2014 and March 31, 2015, there was approximately $78,000 and $2.9 million, respectively, of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted-average period of 1.8 and 3.8 years, respectively.

9. Income Taxes

        No provision for federal or state income tax expense has been recorded for the years ended December 31, 2012, 2013 and 2014, since the Company generated net operating losses in all years. The Company converted from a limited liability company (LLC) to a Delaware Corporation on August 1, 2012. Prior to the Company Conversion, no provision was made for income taxes as all earnings and losses of the Company flowed through to its members.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

9. Income Taxes (Continued)

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2013 and 2014, are as follows:

	2013	2014
Deferred tax assets:
Net operating loss carryforwards	$7,331,500	$12,821,900
Research credit carryforwards	689,700	1,215,200
Accrued benefits and other	131,800	70,800
Intangible assets	162,100	143,600
Valuation allowance	(8,291,200)	(14,242,300)

Net deferred tax assets	23,900	9,200

Deferred tax liabilities:
Property and equipment	(23,900)	(9,200)

	$—	$—

        The Company records a full valuation allowance against its net deferred tax assets since the Company cannot assert that it was more likely than not that its deferred tax assets would be realized.

        At December 31, 2014, the Company had federal and state income loss carryforwards of $34,601,600 that begin to expire in 2032 for both federal and state purposes. Additionally, The Company has research and development credits of approximately $1,215,200 available for federal purposes, which begin to expire in 2032. The utilization of the federal net operating loss and credit carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. In addition, the utilization of the federal net operating loss and credit carryforwards may be subject to limitations under the rules regarding a change in stock ownership as determined by the Internal Revenue Code and state laws. Section 382 of the Internal Revenue Code of 1986, as amended, imposes annual limitations on the utilization of net operating loss ("NOL") carryforwards, other tax carryforwards and certain built-in losses upon an ownership change as defined by that section. In general terms, an ownership change may result from transactions that increase the aggregate ownership of certain stockholders in the Company stock by more than 50 percentage points over a three year testing period ("Section 382 Ownership Change"). If the Company has undergone a Section 382 Ownership change, an annual limitation would be imposed on certain tax attributes of the Company, including NOL and capital loss carryforwards and certain other losses and credits. As of December 31, 2014, the Company has not performed a formal study to determine whether there are Section 382 limitations that apply and such limitations could be significant.

        The research and development credit, which had previously expired on December 31, 2011, was reinstated as part of the American Taxpayer Relief Act of 2012 enacted on January 2, 2013.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

9. Income Taxes (Continued)

This legislation retroactively reinstated and extended the credit from the previous expiration date. As a result, the Company adjusted its deferred tax assets in 2013 for the 2012 and 2013 research and development credits, which resulted in an increase to the deferred tax assets and a corresponding increase to the valuation allowance of approximately $547,000 and $142,700, respectively.

        The difference between actual income tax rate for the years ended December 31, 2012, 2013 and 2014, and the statutory federal income tax rate are as follows:

	2012	2013	2014
	% of Pretax Earnings	% of Pretax Earnings	% of Pretax Earnings
Income tax benefit at statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	3.1%	3.1%	3.1%
Research & development credits	—%	4.3%	3.5%
Tax benefit attributable to LLC Company period	(20.8)%	—%	—%
Establishment of deferred tax balances upon conversion to C Corporation	2.3%	—%	—%
Nondeductible expenses	0.3%	(1.3)%	(1.0)%
Change in valuation allowance	(18.9)%	(40.1)%	(39.6)%

Income tax expense (benefit)	—%	—%	—%

        As of December 31, 2013 and 2014, the Company had no unrecognized tax benefits. The Company has analyzed its filing positions in all significant federal and state jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by taxing authorities for years before 2011. No income tax returns are currently under examination by taxing authorities.

10. Employee Benefit Plan

        The Company outsources its payroll, benefits and human resource administration functions to a Professional Employer Organization (PEO). The Company's employees are eligible to participate in the PEO's Multiple Employer Retirement Savings Plan (401(k) plan). The 401(k) plan allows immediate participation by U.S. employees that are 20 years of age or older. Participants may defer up to 75% of their gross pay, up to a maximum limit determined by U.S. federal law. The Company provides all active employees with a safe harbor contribution equal to 3% of compensation (regardless of participation in the 401(k) plan) up to maximum U.S. federal law limits. These safe harbor contributions vest immediately. During 2012, 2013 and 2014, the Company paid approximately $122,000, $142,000 and $129,000, respectively, for employer contributions and plan expenses.

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

11. Net Loss per Share

        The reconciliations between basic and diluted loss per share attributable to the Company's common stockholders for the fiscal years ended December 31, 2012, 2013 and 2014, and the three months ended March 31, 2014 and 2015 are as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Historical net loss per share:
Numerator:
Net loss attributable to common stockholders	$(9,572,760)	$(16,198,152)	$(14,657,761)	$(4,350,083)	$(4,314,157)

Denominator:
Weighted-average common shares used in computing net loss per share of common stock-basic and diluted	137,352	155,028	723,060	160,959	2,208,833

Net loss per share of common stock attributable to common stockholders-basic and diluted	$(69.70)	$(104.49)	$(20.27)	$(27.03)	$(1.95)

        The Company excluded the following common stock equivalents, outstanding as of December 31, 2012, 2013 and 2014, and the three months ended March 31, 2014 and 2015 from the computation of diluted net loss per share attributable to common stockholders for these same periods because they had an anti-dilutive impact on the computation:

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Options to purchase common stock	67,053	121,999	66,055	121,999	1,272,598
Unvested restricted common stock	23,227	11,950	3,342	9,006	2,032
Convertible preferred stock, as converted into common stock	1,734,517	1,734,517	6,915,525	2,039,773	6,915,525
Warrants to purchase convertible preferred and common stock	18,534	18,534	18,534	18,534	18,534
Stock purchase rights	22,291	22,291	22,291	22,291	22,291

Total	1,865,622	1,909,291	7,025,747	2,211,603	8,230,980

12. Subsequent Events

        On May 31, 2015, the Company's stockholders approved the Company's Post-IPO Certificate of Incorporation ("Post-IPO Certificate"), as recommended by the Board of Directors. The Post-IPO Certificate, among other things, increases the authorized shares of Common Stock to 200,000,000

Nivalis Therapeutics, Inc.
Notes to December 31, 2014 and March 31, 2015 Financial Statements (Continued)
(Information as of March 31, 2015 and for the
three months ended March 31, 2014 and 2015 is unaudited)

12. Subsequent Events (Continued)

shares and decreases the authorized shares of Preferred Stock to 10,000,000 shares. The stockholders also approved the mandatory conversion of all outstanding shares of Preferred Stock into shares of Common Stock, on the conversion terms as provided for in the Company's current Certificate of Incorporation. Both the Post-IPO Certificate and the conversion of preferred stock are contingent on a successful IPO with a price of $8.67 per share of common stock. The preferred stock conversion will be effective immediately prior to the filing of the Post-IPO Certificate provided that the filing occurs prior to, and on the same date as, the closing of an IPO.

        The Company has evaluated subsequent events up to the date these financial statements were issued.

4,285,714 Shares

Common Stock

PROSPECTUS

Cowen and Company	Stifel
Baird	H.C. Wainwright & Co.

                           , 2015

Until                                         , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other expenses of issuance and distribution.

        The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable solely by the registrant in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the registration fee of the Securities and Exchange Commission, the FINRA filing fee and the Nasdaq listing fee.

SEC registration fee	$8,591
FINRA filing fee	11,590
Nasdaq listing fee	125,000
Blue Sky fees and expenses	15,000
Printing and engraving expenses	250,000
Legal fees and expenses	1,800,000
Accounting fees and expenses	1,275,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	6,291

Total	$3,501,472

Item 14.    Indemnification of directors and officers.

        Nivalis Therapeutics, Inc. is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        Further subsections of DGCL Section 145 provide that:

  ▪
  to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection therewith;

  ▪
  the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

  ▪
  the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

        As used in this Item 14, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

        Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of each of the registrants incorporated in Delaware under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Nivalis may, in its discretion, similarly indemnify its employees and agents.

        The amended and restated certificate of incorporation and amended and restated bylaws of Nivalis provide that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Nivalis will indemnify from and against any and all of the expenses, liabilities or other matters referred to in Section 145 of the DGCL. In addition, the amended and restated certificate of incorporation of Nivalis relieves its directors from monetary damages to it or its stockholders for breach of such director's fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

        Nivalis has previously entered into and anticipates entering into new indemnification agreements with its directors and officers to provide such officers and directors with additional contractual assurances regarding the scope of their indemnification. Nivalis also intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15.    Recent sales of unregistered securities.

        Since September 30, 2011, we issued and sold the following securities that were not registered under the Securities Act. Amounts below do not give effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock which will occur immediately prior to the closing of the offering to which this registration statement relates. All amounts presented have not been adjusted to give effect to all stock splits effected to date.

          1.     Since September 30, 2011 through the end of October 2013, we granted stock options to purchase an aggregate of 122,431 shares of our common stock at an exercise price of $3.363 per share to employees and advisors under our 2012 Stock Incentive Plan. On February 10, 2015 and April 29, 2015, we granted 1,207,273 and 15,576, respectively, of stock options to purchase shares of our common stock, at exercise prices of $4.56 per share, to employees and advisors under our 2012 Stock Incentive Plan.

          2.     Since September 30, 2011, we have issued an aggregate of 685 shares of our common stock to employees and directors upon payment of an aggregate of $2,303.56 pursuant to exercises of options granted under our 2012 Stock Incentive Plan.

          3.     In December 2011, we issued an aggregate of 1,420,800 Class E convertible units to two investors at a price of $3.52 per unit, for gross proceeds of $5.0 million.

          4.     During June 2012, we issued convertible debt to an existing investor in the amount of $2.0 million at an interest rate of 5.0% per annum.

          5.     In July 2012, we issued 572,200 shares of Class E convertible units to an existing investor at a price per unit of $3.52, upon the conversion of $2.0 million of convertible debt.

          6.     In August 2012, we issued an aggregate of 2,273,306 shares of Series E convertible preferred stock to two investors at a price of $3.52 per share, for gross proceeds of $8.0 million.

          7.     During April and July 2013, we issued convertible debt to three existing investors in the amount of $5.0 million and $7.0 million, respectively, at an interest rate of 5.0% per annum.

          8.     In February 2014, we issued an aggregate of 3,527,521 Series E convertible preferred stock to three existing investors at a price of $3.52 per share upon the conversion of $12.4 million of convertible debt.

          9.     During February, March, April, June, July, August and September 2014 we issued convertible debt to two investors totaling $12.0 million at an interest rate of 8.0% per annum.

          10.  In September 2014, we issued an aggregate of 8,813,203 shares of Series 1 convertible preferred stock upon the conversion of approximately $12.4 million of convertible debt held by two existing investors at a per share price of $1.404.

          11.  In November and December 2014, we issued an aggregate of 11,165,783 shares of Series 2 convertible preferred stock at a per share price of $2.85 to eight existing and new investors for gross proceeds of $31.0 million.

        None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The transactions described in paragraphs 1 and 2 above were completed without registration under the Securities Act in reliance on the exemptions afforded by Rule 701 promulgated under the Securities Act. The recipients of securities under compensatory benefit plans and contracts relating to compensation were our employees, directors or bona fide consultants and received the securities as compensation for services. Appropriate legends have been affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

        We deemed the offers, sales and issuances of the securities described in the paragraphs 3 through 8 above to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, including, with respect to paragraph 11 above, Regulation D and Rule 506 promulgated thereunder, regarding transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

Item 16.    Exhibits and financial statement schedules.

          (a)   The exhibits listed below in the "Index to exhibits" are part of this Registration Statement on Form S-1 and are numbered in accordance with Item 601 of Regulation S-K.

          (b)   None.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   The undersigned will provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on June 3, 2015.

Nivalis Therapeutics, Inc.
By:	/s/ JON CONGLETON Jon Congleton President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated.

Signature		Title	Date

/s/ JON CONGLETON Jon Congleton		President, Chief Executive Officer and Director (Principal Executive Officer)	June 3, 2015
/s/ R. MICHAEL CARRUTHERS R. Michael Carruthers		Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	June 3, 2015
* Howard Furst, M.D.		Chairman of the Board of Directors	June 3, 2015
* Jonathan Leff		Director	June 3, 2015
* Evan Loh, M.D.		Director	June 3, 2015
* John Moore		Director	June 3, 2015
* Robert Conway		Director	June 3, 2015
*By:	/s/ JON CONGLETON Jon Congleton Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.
1.1		Form of Underwriting Agreement
3.1	*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the consummation of this offering)
3.2	*	Amended and Restated Certificate of Incorporation of the Registrant
3.3	*	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant
3.4	*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the consummation of this offering)
3.5	*	Bylaws of the Registrant
4.1	*	Form of common stock certificate of the Registrant
4.2	*	Second Amended and Restated Warrant to Purchase Common Stock, dated February 18, 2011, issued to Horizon Credit I LLC
4.3	*	Second Amended and Restated Warrant to Purchase Common Stock, dated February 18, 2011, issued to Horizon Credit II LLC
4.4	*	Second Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders named therein, dated November 18, 2014
5.1		Opinion of King & Spalding LLP
10.1	*#	Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan
10.2	*#	N30 Pharmaceuticals, Inc. 2012 Stock Incentive Plan
10.3	*#	Form of Stock Option Agreement pursuant to N30 Pharmaceuticals, Inc. 2012 Stock Incentive Plan
10.4	*#	Nivalis Therapeutics, Inc. Employee Stock Purchase Plan
10.5	*#	Employment Agreement, dated as of August 7, 2013, by and between the Registrant and Charles Scoggin
10.6	*#	Employment Agreement, dated as of January 1, 2015, by and between the Registrant and Jon Congleton
10.7	*#	Amendment to Employment Agreement, dated as of March 6, 2015, by and between the Registrant and Jon Congleton
10.8	*#	Employment Agreement, dated as of November 1, 2012, by and between the Registrant and Janice Troha
10.9	*#	Amendment to Employment Agreement, dated as of December 15, 2014, by and between the Registrant and Janice Troha
10.10	*#	Amendment to Employment Agreement, dated as of March 6, 2015, by and between the Registrant and Janice Troha
10.11	*#	Employment Agreement, dated as of January 21, 2015, by and between the Registrant and R. Michael Carruthers
10.12	*#	Employment Agreement, dated as of November 1, 2012, by and between the Registrant and Sherif Gabriel, M.D.

Exhibit No.
10.13	*#	Amendment to Employment Agreement, dated as of December 15, 2014, by and between the Registrant and Sherif Gabriel, M.D.
10.14	*#	Amendment to Employment Agreement, dated as of March 6, 2015, by and between the Registrant and Sherif Gabriel, M.D.
10.15	*	Lease, dated March 11, 2010, by and between the Registrant and Aweida Properties, Inc.
10.16	*	1st Amendment to Lease, dated December 5, 2014, by and between the Registrant and Aweida Properties, Inc.
10.17	*	2nd Amendment to Lease, dated February 11, 2015, by and between the Registrant and Aweida Properties, Inc.
10.18	*#	Form of Indemnification Agreement to be entered into between the Registrant and its directors and its officers
23.1		Consent of King & Spalding LLP (included as part of Exhibit 5.1)
23.2		Consent of Ernst & Young LLP, independent registered public accounting firm
24.1	*	Powers of Attorney

*
Previously filed.
#
Indicates a management contract or a compensatory plan, contract or arrangement.